As filed with the Securities and Exchange Commission on September 20, 2010

Registration No. 333-169475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Global Education & Technology Group Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(86-10) 6212-5800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011-5213

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Roberts, Esq. O’Melveny & Myers LLP 37/F, Yin Tai Centre Office Tower No. 2 Jianguomenwai Avenue, Chaoyang District Beijing 100022 People’s Republic of China (86-10) 6563-4200	David T. Zhang, Esq. Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886

Approximate date of commencement of proposed sale to the public:    as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary shares, par value $0.0001 per share(2)(3)	$100,000,000	$7,130

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated             , 2010

                     American Depositary Shares

Global Education & Technology Group Limited

Representing                      Ordinary Shares

This is the initial public offering of Global Education & Technology Group Limited, or Global Education. We are offering                      ADSs, and the selling shareholder identified in this prospectus is offering                      ADSs. Each ADS represents                      ordinary shares, par value $0.0001 per share, of Global Education. We will not receive any proceeds from the sale of ADSs by the selling shareholder.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. We anticipate the initial public offering price will be between $                     and $                      per ADS. We have applied to have the ADSs listed on the Nasdaq Global Select Market under the symbol “GEDU.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters may also purchase up to an additional                      ADSs from us and up to an additional                      ADSs from the selling shareholder at the initial public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2010.

Credit Suisse	BofA Merrill Lynch

Piper Jaffray	William Blair & Company

The date of this prospectus is                     , 2010

Nationwide Network of Learning Centers

Large Lectures

环球职业教育在线 荣获
新浪2008中国教育盛典
中国十佳网络教育机构

Online Award

Kids Science

Xinjiang (1,0)
Beijing (30,24)
Inner Mongolia (8,0)
Shanxi (8,0)
Heilongjiang (6,0)
Jilin (3,0)
Liaoning (15,1)
Tianjin (6,2)
Hebei (7,0)
Shandong (14,0)
Henan (9,0)
Jiangsu (19,7)
Anhui (8,0)
Shanghai (3,13)
Zhejiang (22,2)
Hubei (7,0)
Jiangxi (6,0)
Fujian (9,0)
Guangdong (19,8)
Ningxia (1,0)
Gansu (3,0)
Shaanxi (2,1)
Sichuan (2,3)
Chongqing (2,3)
Hunan (7,2)
Yunnan (2,0)
Guizhou (1,0)
Guangxi (5,0)
Hainan (1,0)

VIP one-on-one

Study Abroad Consulting

■ Franchised Learning Center
■ Directly Operated Learning Center
Numbers of Learning Centers Are As of June 30, 2010

2010.06.30	104 Cities	292 Learning Centers
2009.12.31	90 Cities	241 Learning Centers
2008.12.31	67 Cities	143 Learning Centers
2007.12.31	53 Cities	93 Learning Centers

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person, including the selling shareholder, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. You should carefully read the entire prospectus, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. We commissioned CCID Consulting, or CCID, a market research firm in China, to prepare a report for the purpose of providing various industry and other information and illustrating our position in the education market in China. Information from the report prepared by CCID appears in the “Summary,” “Business” and other sections of this prospectus. We have taken such care as we consider reasonable in the reproduction and extraction of information from the CCID report and other third-party sources.

Our Company

We are a leading provider of educational courses and related services in China with a focus on foreign language training and test preparation. According to CCID, we are the leading provider of test preparation services in China for the International English Language Testing System, or IELTS, with the largest market share in terms of revenue and student enrollments in 2009. IELTS has become the most widely taken test of English-language proficiency for Chinese studying abroad, with demand driven by a growing number of Chinese choosing to pursue undergraduate and graduate degrees in countries that predominantly rely on IELTS scores, such as the United Kingdom, Australia and New Zealand, and by increasing acceptance of IELTS scores by colleges and universities in the United States. The number of IELTS test takers in China has increased from approximately 90,000 in 2005 to approximately 320,000 in 2009, according to CCID. We had the largest network of IELTS learning centers in China in terms of number of learning centers and cities covered in 2009, according to CCID. We believe that our “Global” education brand has become one of the most well-known and respected brands in China’s education market, and has helped us to attract students, faculty and business partners and maintain our premium position in the market. Leveraging our brand and operational expertise in China’s education market, we have expanded our service offerings to address multiple stages of a student’s education and career, from children’s after-school courses, to test preparation and study abroad services for high school and university students, to adult professional certification test preparation and language training.

Our learning center network has grown rapidly since the establishment of our first learning center in Beijing in 2001. As of June 30, 2010, our learning center network comprised 66 directly operated and 226 franchised learning centers, including 118 Global test preparation learning centers, 69 of which are franchised, in 59 cities, covering all cities with IELTS test centers in China. As of June 30, 2010, our network also included 144 Global Kids English learning centers, all but one of which are franchised, in 81 cities in China, 17 Global Kids Science learning centers, all but three of which are franchised, in 14 cities in China, nine directly operated learning centers dedicated to French and other non-English languages, and four directly operated learning centers dedicated to after-school tutoring programs. We have also established a highly scalable online course delivery platform for our online language training and professional certification test preparation courses, with more than one million registered members of our online learning websites as of June 30, 2010. We generally operate our directly operated learning centers in the larger and more developed testing markets, while expanding our learning center network into new cities through franchise arrangements with local business partners. This growth model allows us to rapidly expand our learning center network in a capital-efficient and flexible manner, while maintaining quality and consistency in our educational service delivery. Our large franchise network also allows us to selectively acquire our high performing franchises while incurring minimal integration costs due to the standardized operations across our network and our franchises’ familiarity with our programs and service offerings. We ensure quality throughout our network of learning centers through the adoption of standardized operational guidelines, teacher training, curriculum and course material development and customer support services.

We offer online courses for English language training as well as training to prepare students for national qualification exams in a number of professional fields, including engineering, accounting, medicine, finance and law. Through our online courses, we have gained extensive experience in how to successfully operate an online education platform to complement our large network of physical learning centers. Our study abroad consulting services provide assistance to the large and growing number of Chinese high school and college students aspiring to study abroad in identifying and applying for admission to overseas universities and obtaining entry visas. Our Global Kids English and Global Kids Science courses allow us to introduce our brand to parents and their children who may later enroll in our test preparation courses as they grow up and prepare to study abroad in high school, college or graduate school.

Since SB Asia Investment Fund II, L.P., or SAIF, invested in our company in 2006, we have committed significant capital to enhance our brand image, network of learning centers, course content, technology and human resources, including establishing computerized operational support systems, expanding our marketing efforts and enhancing our management and administrative resources. As part of this expansion, we grew our network of learning centers from 93 as of December 31, 2007 to 143, 241 and 292 as of December 31, 2008 and 2009 and June 30, 2010, respectively, through the establishment and acquisition of directly operated learning centers and the opening of new franchised learning centers. Student enrollments in our directly operated learning centers and online courses increased from 199,569 in 2007 to 396,730 and 640,243 in 2008 and 2009, respectively and to 419,545 in the six months ended June 30, 2010 as compared to 321,319 in the six months ended June 30, 2009. Our total net revenues increased from RMB96.8 million in 2007 to RMB163.6 million and RMB246.2 million ($36.3 million) in 2008 and 2009, respectively and to RMB132.8 million ($19.6 million) in the six months ended June 30, 2010 from RMB100.2 million in the six months ended June 30, 2009. Our net income attributable to Global Education & Technology Group Limited increased from RMB23.3 million in 2007 to RMB41.7 million and RMB55.6 million ($8.2 million) in 2008 and 2009, respectively. Our operating income increased to RMB18.5 million ($2.7 million) in the six months ended June 30, 2010 from RMB15.3 million in the six months ended June 30, 2009 due to a larger increase in net revenues than operating costs and expenses. Our net income was RMB15.0 million ($2.2 million) in the six months ended June 30, 2010 as compared to RMB20.2 million in the six months ended June 30, 2009, which decrease was partially due to a charge of RMB3.9 million ($0.6 million) we recorded in the six months ended June 30, 2010 for the change in the fair value of contingent share consideration related to one of our acquisitions and higher share-based compensation expense.

Market Opportunity

Demand for English language training is growing rapidly in China. Many young Chinese and their parents view studying abroad as an important way to improve English language skills and gain experience and credentials for future career opportunities. The number of Chinese students studying abroad has grown from 191,749 in 2002 to 419,109 in 2008, according to the United Nations Educational, Scientific and Cultural Organization, or UNESCO. The majority of these students choose to study in English-language countries. The rapid growth in the number of Chinese students studying abroad has created growing demand for English language test preparation courses and other related consulting services.

IELTS is the most widely taken English language proficiency test in the world, with more than one million test takers every year globally and accepted by educational institutions in 106 countries worldwide, according to the British Council, the international cultural relations body of the United Kingdom and one of the developers of the IELTS. According to UNESCO, approximately 27% of Chinese students studying abroad in 2008 chose to study in colleges and universities in the United Kingdom, Australia and New Zealand, all of which rely primarily on IELTS as the test of English proficiency for foreign students. IELTS scores are also widely accepted by most Canadian colleges and universities and more than 2,500 colleges and universities in the United States. According to the British Council, the number of U.S. colleges and universities accepting the IELTS exam for admission grew over 150% from approximately 1,000 to approximately 2,500 between 2006 and 2009, and we expect that IELTS acceptance in the United States will continue to increase. According to CCID, the number of IELTS test takers in China grew from approximately 90,000 in 2005 to approximately 320,000 in 2009, and is expected to further increase to approximately 400,000 in 2010, while the IELTS test preparation services market in China is expected to grow from RMB1.1 billion in 2010 to RMB1.7 billion in 2012, representing a compound annual growth rate, or CAGR, of 26.5%. According to CCID, in 2009, our share of the IELTS test preparation services market in China was 40.1% as measured by revenue, while New Oriental Education & Technology Group Inc.’s market share was 12.5%, and the combined market share of all other companies was 47.4%.

We believe the macroeconomic trends in China have been and will continue to be fundamental growth drivers of our addressable market. China’s rapid urbanization has led to the tremendous growth of our addressable population. We primarily target Chinese between the ages of five and 29, of whom there were 443.7 million in 2008, according to the China Statistical Yearbook (2009). Such age group represents students and working adults most likely to seek continuing education opportunities and language training. According to the National Bureau of Statistics of China, or NBS, China’s GDP increased from RMB18.5 trillion in 2005 to RMB33.5 trillion in 2009, representing a CAGR of 16%. Education, cultural and recreational services constituted the third largest category of spending in household budgets in China in 2008, according to the China Statistical Yearbook (2009). Furthermore, spending on education in China is expected to grow substantially as more families achieve higher income levels.

Recent years have also seen increasing demand for professional education and professional certification training and related test preparation services in China. According to CCID, the professional education and test preparation market in China grew from $6.4 billion in 2005 to $17.8 billion in 2009 and is expected to reach $22.1 billion in 2010. As Internet penetration rates have increased in China in recent years, online learning has been gaining popularity as a means of receiving training and education. According to the iResearch China Online Education Industry Research Report, China’s online education market grew from RMB14.3 billion in 2004 to RMB35.2 billion in 2008 and is expected to grow to RMB72.3 billion in 2012. Given the anticipated increase in China’s higher and professional education participation rates, the growth of Internet use and improvements in online payment systems in China, we believe that online education represents an attractive market opportunity and an important complement to our substantial network of physical learning centers.

Our Strengths, Strategies and Risks

We believe that the following strengths have contributed to our growth and success:

•	leading position in the English language training and test preparation market in China;

•	strong brand recognition in the China education market;

•	nationwide network of learning centers;

•	high quality content and standardized delivery of our offerings;

•	highly scalable and flexible business model; and

•	experienced and stable management team.

Leveraging our strengths, our goal is to solidify our position as a leading private educational services company in China by pursuing the following strategies:

•	increase enrollments and profitability of existing learning centers and service offerings;

•	expand and deepen our network of learning centers;

•	broaden our service offerings and enter new markets; and

•	expand our online learning business.

The successful execution of our strategies is subject to certain risks and uncertainties that may materially affect us, including those relating to:

•	our ability to maintain and enhance the success of our brands;

•	the continued demand by Chinese students to study abroad, especially in English-speaking countries;

•	the level of reliance on or acceptance of IELTS as an English language assessment test;

•	our ability to introduce new course and service offerings to meet market demand;

•	our ability to manage the expansion of our learning center network and maintain quality throughout our network; and

•	PRC regulations and policies in relation to the education and Internet content provision industries.

See “Risk Factors” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

We commenced operations in China in 2001. In August 2006, we established Sunnykey International Holdings Limited, or Sunnykey, as our offshore holding company in the British Virgin Islands. Sunnykey in turn established two wholly owned subsidiaries in China, Beijing Global Education & Technology Co., Ltd, or Beijing Global Education, and Global Elite Education Technology (Shanghai) Co., Ltd., or Shanghai Global Elite. In December 2009, we incorporated Global Education & Technology Group Limited, or Global Cayman, in the Cayman Islands, which became our ultimate holding company in February 2010 when it issued shares to the existing shareholders of Sunnykey in exchange for all of the outstanding shares of Sunnykey on a pro rata basis. SAIF invested $25.0 million in our company in September 2006 by purchasing 22,222,222 of our series A preferred shares at a price of $1.125 per share. In connection with its purchase of our preferred shares in 2006, SAIF obtained a warrant to purchase 3,418,803 ordinary shares at the exercise price of $1.4625 per share. In November 2008, SAIF exercised its warrant in full. In November 2008, we also issued 2,308,141 series A preferred shares to SAIF at the price of $0.0001 per share in consideration of SAIF’s waiver of certain rights under the 2006 share purchase agreement. As a holder of our preferred shares, SAIF has certain rights which are described in “Related Party Transactions—Shareholders Agreement and Rights of First Refusal and Co-Sale Agreement.”

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. Due to these restrictions and restrictions on foreign ownership of Internet content provision businesses in China, we conduct our education and online businesses in China primarily through contractual arrangements between Beijing Global Education and Shanghai Global Career and its subsidiaries and shareholders. Shanghai Global Career and its subsidiaries hold the licenses and permits necessary to conduct our education and online businesses in China and directly operate our learning centers. These contractual arrangements enable us to:

•	exercise effective control over Shanghai Global Career and its subsidiaries;

•	receive a substantial portion of the economic benefits from Shanghai Global Career and its subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and

•

have an exclusive option to purchase all or part of the equity interests in Shanghai Global Career and its subsidiaries, as well as all or part of the assets of Shanghai Global Career, in each case when and to the extent permitted by applicable PRC law.

For a more detailed description of our history and a diagram that illustrates our current corporate structure as of the date of this prospectus, see “Corporate History and Structure.”

Our Offices

Our principal executive offices are located at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing 100081, People’s Republic of China. Our telephone number at this address is +86-10-6212-5800. Our main website is http://www.globaleducation.cn. The information contained on this website and our other websites is not part of this prospectus.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, information is presented in this prospectus assuming that:

•	the underwriters will not exercise their option to purchase additional ADSs; and

•	all of our outstanding series A preferred shares will be converted into ordinary shares immediately prior to completion of this offering.

In this prospectus,

•	“we,” “us,” “our company” and “our” refer to Global Education & Technology Group Limited and its subsidiaries and affiliated PRC entities as the context requires;

•	“China” and “PRC” refer to the People’s Republic of China, excluding for purposes of this prospectus only, Taiwan, Hong Kong and Macau;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ordinary shares” refers to our ordinary shares with $0.0001 par value;

•	“series A preferred shares” refers to our series A convertible redeemable preferred shares with $0.0001 par value;

•

“student enrollments” refers to the total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student, with each individual course in a package of courses counted separately; and

•	“RMB” and “Renminbi” refer to the legal currency of China, and “U.S. dollars,” “dollars” and “$” refer to the legal currency of the United States.

This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB6.7815 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On September 10, 2010, the noon buying rate was RMB6.7690 to $1.00.

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by PRC governmental entities which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such official sources may not be consistent with other information compiled in or outside China.

The Offering

Offering price	$ per ADS.

ADSs offered by us	ADSs.

ADSs offered by the selling shareholder	ADSs

The ADSs	Each ADS represents ordinary shares, par value $0.0001 per share. The ADSs will be evidenced by ADRs. The depositary will hold the shares underlying your ADSs. You will have rights as provided in the Deposit Agreement described in the section of this prospectus entitled “Description of American Depositary Shares.” If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any such exchange. We may amend or terminate the Deposit Agreement without your consent. If you continue to hold your ADSs, you will be bound by the Deposit Agreement as amended.

To understand the terms of the ADSs, you should carefully read the section of this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the Deposit Agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after the offering	ADSs.

Ordinary shares outstanding immediately after the offering	ordinary shares.

Use of proceeds	The net proceeds to us from this offering are expected to be approximately $ million. The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and funding possible future acquisitions where the use of such U.S. dollar proceeds is permitted by PRC or other laws. We will not receive any proceeds from the sale of ADSs by the selling shareholder.

Option to purchase additional ADSs	We and the selling shareholder have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs from us and an additional ADSs from the selling shareholder.

Lock-up

We and all of our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares, other than the ADSs offered and sold in this offering, for a period of 180 days following the date of this prospectus. See “Underwriting” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Nasdaq symbol	“GEDU”

Listing	We have applied to list our ADSs on the Nasdaq Global Select Market. Our ordinary shares will not be listed on any other stock exchange or traded on any other automated quotation system.

Depositary	JPMorgan Chase Bank, N.A.

Payment and settlement	The ADSs are expected to be delivered against payment on or about , 2010. They will be deposited with a custodian for, and registered in the name of a nominee of, Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected through, records maintained by DTC and its direct and indirect participants.

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data and cash flow data for the years ended December 31, 2007, 2008 and 2009 and summary consolidated balance sheet as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated balance sheet data as of December 31, 2007 has been derived from our consolidated financial statements not included in this prospectus. The summary consolidated statements of operations data and summary consolidated statements of cash flows data for the six months ended June 30, 2010 and the summary consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus, and have been prepared on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, which management considers necessary for a fair statement of financial position, results of operations and cash flows for the periods presented.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. Our historical results are not necessarily indicative of results to be expected in any future period. You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations Data

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
	(in thousands, except for share and per share data)
	RMB	RMB	RMB	$	RMB	RMB	$
Net revenues
Educational programs and services	82,742	148,361	229,491	33,841	93,116	124,253	18,322
Franchise fees, study abroad consulting services and sales of books and course materials	14,043	15,278	16,739	2,468	7,103	8,579	1,265

Total net revenues	96,785	163,639	246,230	36,309	100,219	132,832	19,587

Operating costs and expenses
Cost of revenues	(41,025)	(65,159)	(101,976)	(15,037)	(43,864)	(59,478)	(8,771)
Selling and marketing expenses	(14,976)	(34,020)	(64,590)	(9,524)	(28,164)	(39,179)	(5,777)
General and administrative expenses	(14,484)	(21,166)	(28,968)	(4,272)	(12,848)	(15,666)	(2,310)

Total operating costs and expenses	(70,485)	(120,345)	(195,534)	(28,833)	(84,876)	(114,323)	(16,858)

Operating income	26,300	43,294	50,696	7,476	15,343	18,509	2,729

Interest income	8,225	2,358	5,510	813	2,175	3,224	475
Investment income	70	3,876	3,833	565	3,833	—	—
Foreign exchange gains/(losses), net	(10,031)	(4,472)	(119)	(18)	10	(100)	(15)
Other income/(expense), net	(182)	396	461	68	198	(254)	(37)
Consideration payable fair value change	—	—	—	—	—	(3,915)	(577)

Income before income taxes and non-controlling interest	24,382	45,452	60,381	8,904	21,559	17,464	2,575

Income tax expense	(1,181)	(3,851)	(4,778)	(705)	(1,403)	(2,485)	(366)

Net income	23,201	41,601	55,603	8,199	20,156	14,979	2,209

Non-controlling interest	138	60	—	—	—	—	—

Net income attributable to the Company	23,339	41,661	55,603	8,199	20,156	14,979	2,209

Accretion of convertible redeemable preferred shares	(5,099)	(6,695)	(22,083)	(3,256)	(10,781)	(939)	(138)
Deemed dividend to preferred shareholder	(15,758)	—	—	—	—	—	—
Income allocated to participating preferred shareholder	(10,768)	(18,427)	(18,699)	(2,757)	(6,890)	(5,278)	(778)

Net income/(loss) attributable to ordinary shareholders	(8,286)	16,539	14,821	2,186	2,485	8,762	1,293

Net income/(loss) per share:
Basic	(0.18)	0.36	0.30	0.04	0.05	0.18	0.03
Diluted	(0.18)	0.36	0.30	0.04	0.05	0.17	0.03
Weighted average number of shares outstanding:
Basic	45,000,000	45,393,397	49,030,191	49,030,191	49,030,191	49,455,270	49,455,270
Diluted	45,000,000	45,953,836	49,030,191	49,030,191	49,030,191	50,092,576	50,092,576
Unaudited pro forma earnings per share(1)
Basic			[ ]	[ ]		[ ]	[ ]
Diluted			[ ]	[ ]		[ ]	[ ]
Unaudited pro forma weighted average number of shares outstanding(1)
Basic			[ ]	[ ]		[ ]	[ ]
Diluted			[ ]	[ ]		[ ]	[ ]

(1)	The unaudited pro forma earnings per share and the unaudited pro forma weighted average number of shares outstanding for the year ended December 31, 2009 and the six months period ended June 30, 2010 give effect to the amount of dividend in excess of our earnings for the period of the twelve months that preceded the dividend declaration.

Summary Consolidated Balance Sheet Data

	As of December 31,				As of June 30,
	2007	2008	2009	2009	2010	2010	2010 Pro-forma(1)	2010 Pro-forma(1)
	(in thousands)
	RMB	RMB	RMB	$	RMB	$	RMB	$
Total current assets	226,903	324,272	379,349	55,940	412,371	60,808	412,371	60,808
Total assets	280,820	386,080	477,746	70,450	544,036	80,224	544,036	80,224
Total current liabilities	56,011	76,341	112,600	16,605	158,453	23,365	224,522	33,108
Total liabilities	57,893	78,973	115,665	17,057	186,229	27,461	252,298	37,204
Redeemable convertible preferred shares	209,251	215,946	238,029	35,100	187,406	27,635	—	—
Total shareholders’ equity	13,676	91,161	124,052	18,293	170,401	25,128	291,738	43,020
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	280,820	386,080	477,746	70,450	544,036	80,224	544,036	80,224

(1)	The pro-forma summary consolidated balance sheet data gives effect to (i) the conversion of the series A preferred shares into ordinary shares immediately prior to completion of this offering and (ii) the dividend declared in September 2010, which will be paid prior to the completion of this offering.

Summary Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2010	2010
	(in thousands)
	RMB	RMB	RMB	$	RMB	$
Net cash provided by operating activities	63,718	70,180	84,154	12,408	57,285	8,447
Net cash (used in)/provided by investing activities	(184,222)	(72,344)	(80,633)	(11,888)	236,488	34,873
Net cash provided by/(used in) financing activities	300	33,531	—	—	(29,900)	(4,409)
Net (decrease)/increase in cash and cash equivalents	(120,204)	31,367	3,521	520	263,873	38,911
Effect of exchange rate changes on cash and cash equivalents	(10,244)	(4,578)	(120)	(18)	(94)	(14)
Cash and cash equivalents at the beginning of the year	204,035	73,587	100,376	14,801	103,777	15,303
Cash and cash equivalents at the end of the year	73,587	100,376	103,777	15,303	367,556	54,200

Key Operating Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
Student enrollments	199,569	396,730	640,243	321,319	419,545

	As of December 31,			As of June 30,
	2007	2008	2009	2010
Number of franchised test preparation learning centers	44	41	65	69
Number of directly operated test preparation learning centers	19	29	44	49

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risk factors described below, before making an investment in our ADSs. The following risk factors describe events, uncertainties or circumstances that create or enhance risks to our business, financial condition and results of operations or otherwise to the value of your investment in our ADSs. Any of these risks could result in a decline in the market price of our ADSs, in which case you may lose all or part of your investment.

Risk Factors Relating to Our Business

Our business depends on the continued success of our core “Global” brand and our program-specific brands such as “Global Yasi,” “Global Xingxue,” “Global Kids English” and “Global Kids Science,” and if we fail to maintain and enhance recognition of our brands, our ability to attract students and franchisees may be harmed and our business prospects will be adversely affected.

We believe that the reputation of and level of market awareness for our “Global” brand has contributed significantly to the success of our business. Maintaining and enhancing this brand and our program-specific brands, including “Global Yasi,” “Global Xingxue,” “Global Kids English” and “Global Kids Science,” are critical to maintaining our competitiveness in attracting students as well as our ability to attract franchisees to join our network. Maintaining and enhancing our brand recognition and reputation depends primarily on the quality and consistency of our courses, service offerings and teachers as well as the success of our marketing and promotion efforts. The geographic diversity of our learning centers and our utilization of franchises to expand our learning center network may limit our ability to ensure consistent quality across our learning centers. While we have devoted significant resources to brand promotion efforts in recent years, we cannot assure you that our ongoing marketing efforts will be successful in further promoting our brand. In addition, our brand image may be harmed by negative publicity, regardless of its veracity, relating to our company or our courses and services. If we are unable to further maintain and enhance our brand recognition and increase market awareness for our courses and service offerings, our ability to attract students and franchisees may be harmed and our business prospects may be materially and adversely affected.

Our key trademarks are still in the process of registration, and we are currently in discussions with the IELTS partners, the entities that organize the IELTS test, regarding the use of the “ ” trademark. If we cannot secure rights to use these trademarks, we may be subject to third party claims and may be forced to discontinue using these marks, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.

We have not obtained trademark registrations for any of our key trademarks, including the “ ” trademark, the Chinese character form of our “Global Yasi” brand, which we have used since 2001. In September 2005, we applied to the PRC Trademark Office of the State Administration for Industry and Commerce, or the PRC Trademark Office, for the registration of “ ” in China for Class 41 (Education Services) under the International Classification of Goods and Services. In March 2010, the PRC Trademark Office granted preliminary approval of our registration, subject to a three-month opposition period. The registration was opposed by, among others, IDP Education Pty Ltd, or IDP, an Australian entity that is one of the IELTS partners. “ ” includes the words “ ,” which is the widely accepted Chinese translation for “IELTS.” In November 2004, IDP applied to register “ ” with the PRC Trademark Office, which application was published for opposition in December 2008. In January 2009, we filed an opposition to IDP’s trademark registration for “ ..” Both our opposition and IDP’s opposition are currently pending. From May 2010 to the date of this prospectus, we have engaged in active discussions with the IELTS partners with the goal of reaching a mutually acceptable arrangement regarding these trademarks and other intellectual property issues. If we cannot reach an agreement with parties that oppose the trademark registration, there is a risk that litigation may become necessary, which may force us to incur costs and divert resources and management attention or result in our losing the right to use our “Global Yasi” brand.

We have attempted to register some of our other key trademarks in China and these registrations are in process. Certain education service providers in China operate test preparation businesses under brands substantially similar or identical to some of our key trademarks and are also applying to register these trademarks, but, to our knowledge, none of their applications have been successful. If our applications for our key trademarks are unsuccessful and a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks. Furthermore, a lack of registration or license to legally use the trademarks may subject us to trademark infringement claims for our use of “ ” and other key trademarks. Losing the right to use our key trademarks for any reason or being subject to trademark infringement claims may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

If fewer Chinese students choose to study abroad, especially in English-speaking countries such as the United Kingdom, Australia, New Zealand and the United States, demand for our courses and other services may decline, which may adversely affect our revenues and profitability.

One of the principal drivers of our business is the increasing demand for English language training and test preparation as a growing number of students choose to study abroad, especially in English-speaking countries such as the United Kingdom, Australia, New Zealand and the United States. Restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties, and international conflicts involving these countries could make it more difficult for Chinese students to obtain visas to study there or decrease the appeal of studying in such countries to Chinese students. For example, the United Kingdom recently announced more stringent standards for granting student visas, including heightened English skill requirements for non-European Union applicants. Additionally, Chinese students may also become less attracted to studying abroad due to other reasons, such as improving domestic educational or employment opportunities. These factors could cause declines in the demand for our test preparation courses, English language training courses and study abroad consulting services, which may adversely affect our revenues and profitability.

If we are not able to continue to attract new students to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

Our ability to continue to attract new students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs in response to changes in market trends and student demands, expand our educational network while maintaining the quality and consistency of our courses and services, effectively market our programs to a broader base of prospective students, and compete effectively against other test preparation service providers. If we are unable to continue to attract students to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

If colleges, universities and other higher education institutions reduce their reliance on or acceptance of IELTS, or on admissions and assessment tests in general, we may experience a decrease in demand for our test preparation courses and our revenues may decline.

We derive a significant portion of our revenues from test preparation courses, particularly our IELTS preparation courses. The rapid growth of our business has been driven by the growth in the IELTS test preparation market in China, and the future success of our test preparation courses depends on the continued use of IELTS and other admissions and assessment tests. There is competition between IELTS and the Test of English as a Foreign Language, or TOEFL, for acceptance by educational institutions, professional associations and governmental authorities. Historically, IELTS has been the primary test of English proficiency accepted by colleges and universities in the United Kingdom, Australia, New Zealand and other Commonwealth countries, while TOEFL has been the primary test of English proficiency accepted by colleges and universities in the United States. Many colleges and universities in each of these countries now accept both IELTS and TOEFL. Additionally, IELTS scores are required for obtaining certain student and work visas to Australia and to provide conclusive evidence of English proficiency for Canadian immigration purposes. If TOEFL becomes more widely accepted or if IELTS becomes less widely accepted, the market for our IELTS preparation courses may deteriorate and our revenues may decline.

Furthermore, if the use of admissions and assessment tests declines within educational institutions and government authorities in any of the main overseas study destinations for which we offer test preparation courses, the markets for our courses targeted at those overseas study destinations may deteriorate and our revenues may decline.

If we fail to introduce new courses and service offerings that meet our target customers’ expectations, our competitive position and business prospects may be materially and adversely affected.

Our core business has centered on the classroom teaching of IELTS test preparation courses for Chinese students desiring to study abroad. In order to continue to grow our net revenues and student enrollments rapidly in the long term, we will need to continue expanding our course and service offerings. Market demands and trends relevant to our business, including the types of courses and tests most popular among students, effective teaching methods and technologies and the countries that students are most interested in studying in, have evolved rapidly in recent years. We have expanded our course offerings to include other classroom language training and test preparation services, online language training and professional certification test preparation courses, study abroad consulting services and children’s educational programs. To further grow our business, we intend to continue developing new courses and service offerings and explore adopting innovative teaching methods to meet changing customer expectations and to compete with offerings from other market participants. However, unexpected operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more of the new courses and services or our adoption of new teaching methods. Moreover, if our new courses and service offerings do not match the quality or popularity of those developed by our competitors or achieve widespread market acceptance, we may lose market share and our business prospects could be adversely affected.

We face intense competition, and if we fail to compete effectively, we may lose market share, our revenues and margins may decrease and our results of operations may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition for each of our service offerings and in each geographic market in which we operate. For example, we face nationwide competition for our English language test preparation courses from national and local test preparation service providers, including New Oriental Education & Technology Group, which offers test preparation courses in many of the same cities as we do. The market for children’s supplemental private education is highly fragmented, and we face intense competition for our children’s English and science programs from local private schools. Our online learning courses face competition from other online test preparation providers such as China Distance Education Holdings Limited, some of whom specialize in preparation courses for professional certification tests.

Our competitiveness depends on a number of factors, including market awareness of our “Global” brand, the breadth and quality of our courses and services, and the scope of our learning center network. However, some of our major competitors have more resources and greater brand recognition than we have, which may hinder our ability to compete effectively against them. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to entering the educational services market. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market over time. In addition, international competitors are beginning to enter the China market through the acquisition of China-based educational service providers. For example, in 2009, Pearson, an international education and information company based in the United Kingdom, acquired Wall Street English, an English language training provider in China. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. At the same time, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required.

If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, our student enrollments may decrease, we may lose market share, our revenues and margins may decrease and our operating results may be adversely affected. Intense competition may also lead to pricing pressure on our courses and other service offerings, which could adversely affect our revenues, margins and profitability.

Failure to effectively and efficiently manage the expansion of our learning center network and overall operations may adversely affect our growth, business prospects and results of operations.

We have increased the number of our Global test preparation learning centers in China from 63 as of December 31, 2007 to 118 as of June 30, 2010 and the number of our Global Kids English and Global Kids Science learning centers in China from 30 as of December 31, 2007 to 161 as of June 30, 2010. We plan to continue to expand our operations, including increasing the number of our learning centers across many cities in China. We may be unable to accurately identify geographic locations with sufficient growth potential to expand market reach, and we may fail to attract students and increase student enrollment in these markets. We have grown rapidly in the past, and we may not be able to maintain a similar rate of growth in the future. Expansion of our network in cities where we already have a presence may divert students from our existing learning centers and decrease their revenues. In addition, our expansion has resulted, and will continue to result, in substantial demands on our management, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, our expansion will require us to operate in unfamiliar localities in China where we may have difficulty adjusting to local market demands and regulatory environments. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel. Any failure to effectively and efficiently manage our expansion may adversely affect our growth, business prospects and results of operations.

A significant majority of our Global test preparation, Global Kids English and Global Kids Science learning centers are franchised, which presents a number of risks, including our limited ability to control franchisees and limited financial ability of franchisees to expand or renovate learning centers.

As of June 30, 2010, 69 of our 118 Global test preparation learning centers and 157 of our 161 Global Kids English and Global Kids Science learning centers were franchised. We expect franchised learning centers to continue to represent the majority of our learning centers in the future. While we believe our use of franchised learning centers is an important aspect of our business model, it also presents a number of drawbacks, such as our limited influence over franchisees. In addition, franchisees may have difficulty obtaining the financial resources they need to open new learning centers or improve existing learning center facilities.

Our franchisees are independent operators and have a significant amount of flexibility in running their operations. We have limited ability to control the quality of their services and employees. Consequently, franchisees may not successfully operate learning centers in a manner consistent with our standards and requirements, or may not adequately hire and train teachers and other learning center personnel. All learning centers are required to follow our detailed operational guidelines, which we update regularly based on proven best practices developed at our directly operated learning centers. Our staff also systematically monitors the quality of franchised learning centers. While we ultimately can take action to terminate franchises that do not comply with our standards, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer and our business and results of operations could be materially and adversely affected. Furthermore, since most of our Global Kids English and Global Kids Science learning centers are franchised, it may be difficult for us to ensure that our franchisees operate their businesses consistent with our standards. If these franchisees provide diminished quality of service to their customers, our brand, reputation and goodwill may suffer.

If a substantial number of our franchisees cannot or will not continue their business relationship with us when their franchise agreements with us expire, our business may suffer.

Our franchise agreements generally have terms ranging from one to three years, and our franchisees may not be willing or able to renew their franchise agreements with us. For example, franchisees may decide not to renew due to low sales volumes or high costs, or may be unable to renew due to the failure to secure lease renewals. In order for a franchisee to renew its franchise agreement with us, it typically must pay a franchise fee. If a substantial number of our franchisees cannot or will not renew their franchise agreements with us, the size of our network may decrease, we may be unable to maintain awareness of our brand and we may not be able to successfully execute our expansion strategy.

We may not be able to achieve the benefits we expect from our strategy of acquiring our franchised learning centers.

In 2008, we acquired our Chongqing and Chengdu franchises, in the first quarter of 2010 we acquired our Hangzhou, Shenyang and Xi’an franchises, in June 2010 we entered into an agreement to acquire our Dalian franchise and in August 2010 we entered into an agreement to acquire our Wuhan franchise. We plan to continue acquiring successful franchised learning centers on a selective basis in accordance with our expansion strategy. Our ability to realize the expected benefits from these acquisitions may depend on our ability to retain the learning center’s teachers and staff, efficiently integrate its operations, understand the factors contributing to the success of the learning center and continue to adapt to local market dynamics. These acquisitions may not achieve the expected benefits and we may incur impairment of goodwill acquired as a result of these acquisitions. If we are unable to maintain the success that the franchisee previously enjoyed, which could have an adverse effect on our business, operating results and prospects. Moreover, we may fail to negotiate successfully with franchisees and be unable to acquire them at the prices we expect, or at all. Transferring legal title to the schools that operate our franchised learning centers requires government approvals, including the approval of the PRC Ministry of Education or its local counterpart. We have in the past experienced delays in obtaining such approvals. Delays in obtaining or a failure to obtain such approvals may hinder our growth plans and ability to consolidate the revenues of acquired franchises into our results of operations, which may adversely affect our business. For other acquisition related risks, see “—Acquisitions may have an adverse effect on our business operations and profitability and may be dilutive to our existing shareholders.”

Acquisitions by us may have an adverse effect on our business operations and profitability and may be dilutive to our existing shareholders.

In addition to our strategy of acquiring our franchised learning centers (see “—We may not be able to achieve the benefits we expect from our strategy of acquiring our franchised learning centers.”), if we are presented with appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Acquired assets or businesses may not generate the financial results we expect. Acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, future acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Furthermore, purchase consideration in some of our existing acquisitions have had, and may continue to have, an impact on our results of operations. For example, in May 2010, we acquired Shanghai Kaiyu Cultural and Business Training Center, or Kaiyu Foreign Languages Center, a language training school based in Shanghai specializing in French and other non-English European languages for aggregate consideration of RMB8.0 million in cash and 536,099 of our ordinary shares. We have paid RMB6.0 million of such consideration. The share portion of the consideration is proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if Shanghai Kaiyu fails to achieve its pre-determined profit target of RMB8.2 million for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares issued to the seller are being held in escrow to facilitate the potential refund. These shares are considered contingent share consideration, and until the end of the earnout period for the acquisition, these shares will be recognized as a liability with the change in fair value to be recorded in our earnings. We also have such contingent share consideration our acquisition of other franchised learning centers, including the Shenyang franchise. In the six months ended June 30, 2010, we recorded a charge of RMB3.9 million ($0.6 million) due to the change in fair value of the contingent consideration payable for our acquisition of our Shenyang franchise. In addition to the impact of contingent share consideration, we may encounter other difficulties with the business we have acquired which would prevent us from realizing the anticipated benefits and revenue growth from our acquisitions.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and technologies could cause our courses and other service offerings to be less attractive to students.

Admissions and assessment tests such as IELTS undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. In addition, some admissions and assessment tests are increasingly being offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner could make our courses and other service offerings less attractive to our customers.

If we are not able to continue to hire, train and retain qualified teachers and learning center administrators, we may not be able to maintain consistent teaching quality throughout our learning center network and our brand, business and results of operations may be materially and adversely affected.

Our teachers and learning center administrators are critical to maintaining the quality of our courses and maintaining our brand and reputation, as they interact with our students on a daily basis. There are a limited number of teachers in the local markets in which we operate with the necessary experience and language proficiency to teach our courses. We also seek to hire committed and dedicated teachers who are capable of delivering high quality instruction. We must continue to attract qualified teachers at a fast pace in order to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay abreast of changes in student demands, admissions and assessment tests, university admissions standards and other key trends necessary to effectively teach our courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets, may have a material and adverse effect on our business. In addition, the level of compensation required to hire and retain qualified teachers may in the future reach levels that could materially and adversely affect our profitability and profit margins.

If we were to lose the services of our co-founder Yongqi Zhang, our business could be disrupted and our business prospects could be adversely affected.

Our co-founder and chief executive officer, Yongqi Zhang, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on his expertise in our business operations, relationships with our employees and business partners, and reputation in the private education industry. In addition, he continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhang becomes unable or unwilling to continue in his present position, we may not be able to find a suitable replacement and may incur additional expenses to identify and train a successor. In addition, if he joins a competitor or forms a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhang is subject to certain non-competition restrictions during, and for a period of two years after termination of his employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. Moreover, even if the departure of Mr. Zhang from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to go down. We do not maintain key man insurance on Mr. Zhang.

System disruptions or security breaches to our computer systems or websites could damage our reputation and require us to expend significant resources.

We provide online foreign language training and professional certification test preparation courses through our online platform, and we anticipate that our online offerings will contribute materially to our revenues going forward. The performance, reliability and integrity of our computer systems and websites through which we offer our online courses and disseminate information about our other service offerings and updates are critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure due to a sudden and significant increase in traffic, employee error, computer hackers, other security problems or events beyond our control including natural disasters and telecommunications failures could result in difficulty in accessing our websites by our students, unavailability of our online programs or loss of data. Our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. Any interruption to our computer systems or operations could damage our reputation and have an adverse effect on our ability to retain students and increase student enrollments. We may also incur additional costs to protect and upgrade our computer systems in order to resolve any such disruptions or failures.

Any failure to protect our intellectual property rights could undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We consider our trademarks, trade names and copyrighted materials important to our ability to continue to develop and enhance our brand recognition. From time to time, our intellectual properties have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. In December 2009 and January 2010, we sent seven cease and desist letters to seven third parties which used “ ” in the title of their webpages to promote their IELTS test preparation services. However, preventing trademark, trade name and other intellectual property infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our intellectual properties by unrelated third parties may damage our reputation and brand. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked to our websites, based on the content of the books and reference materials or marketing materials that we author or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of our business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We may receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we author or distribute is in fact protected by third parties’ copyright ownership rights or trademark. For example, our books and reference materials include sample test questions that are derived from, but not copied from, actual test questions, and if test content owners believe that our sample test questions were copied or if our sample test questions were found to be too similar to actual test questions, we may be subject to intellectual property infringement claims and may be forced to pay damages.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and contents of the materials that are displayed on our websites or delivered or shared through our services. We could also be subject to claims based upon content that is accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, email or chat rooms offered on our websites. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to obtain a license to use the infringed or similar technology or content on commercially acceptable terms, or at all, could prevent us from producing and offering our services or products or cause us to incur great expense and delay in developing non-infringing services or products. Any of the above events could in turn have a material and adverse impact on our financial condition and results of operations. Any defamation or negligence claims against us, even if they do not result in liability to us, could cause us to incur significant costs in investigating and defending against these claims.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the highest student enrollments in our third quarter from July to September each year when high schools and universities are on summer holiday and the lowest enrollments in the first quarter from January to March due to the effects of the Chinese New Year holiday. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our net revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

We generate a majority of our revenues from a limited number of cities in China. Any event negatively affecting overall economic conditions and the education industry in these cities could have a material adverse effect on our business and results of operations.

We currently generate a majority of our revenues in Beijing, Shanghai and Guangzhou, which accounted for 52.2%, 14.2% and 9.0%, respectively, of our total net revenues in 2009 and 51.4%, 13.1% and 7.0% of our total net revenues, respectively, in the six months ended June 30, 2010. We expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

We face risks related to adverse public health developments in China, which could result in reduced attendance or temporary closure of our learning centers.

Our business could be materially and adversely affected by a severe outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other epidemic. In recent years, China has experienced a number of major health scares, including the 2003 outbreak of SARS, which caused significant disruption to economic activity and a significant drop in our student enrollments, and the 2009 outbreak of H1N1-type influenza, commonly known as swine flu. In early June 2009, the World Health Organization declared the outbreak of swine flu a pandemic. Any outbreak of avian influenza, SARS, swine flu, or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our learning centers, which would disrupt our business operations and adversely affect our results of operations.

We may not have adequate insurance coverage, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our profitability and be disruptive to our business.

We currently do not have any business disruption insurance. For certain of our summer/winter camps and enclosed campuses, we have purchased personal injury liability insurance. We could be held liable for accidents that occur at our learning centers, office space and other facilities, including indoor facilities where we organize educational activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management. In addition, any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption of our business against which we are not insured.

We and our independent registered public accounting firm, in the course of auditing our financial statements, noted one material weakness and one significant deficiency in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective.

Prior to this offering, we have been a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the three years ended December 31, 2009, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weakness identified relates to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency relates to our closing procedures and accounting manual, which required improvement to facilitate preparation of financial statements under U.S. GAAP for financial reporting processes. The material weakness resulted in audit adjustments to our financial statements.

We are taking steps to improve our internal control over financial reporting and disclosure controls, including (1) establishing an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company, (2) establishing an internal audit function, (3) hiring additional qualified professionals with relevant U.S. GAAP accounting experience for our finance and accounting department, (4) providing additional accounting and financial reporting trainings for our existing personnel, (5) standardizing our accounting systems by introducing additional programs and procedures, (6) formalizing and standardizing policies and procedures in relation to period-end closing and financial reporting at headquarters, subsidiaries and VIE levels, and (7) hiring an external internal control consultant. However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. Our failure to cure the material weakness and significant deficiency or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies’ internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective or may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs.

As a U.S. public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Global Select Market, have required changes in corporate governance practices of U.S. public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, to meet the deadline for compliance with the Section 404 requirements of the Sarbanes-Oxley Act, we have taken and will continue to take measures to remediate the control deficiencies that we have identified. These remedial measures, including hiring consultants and additional qualified personnel and upgrading our financial accounting infrastructure and information systems, are costly. Furthermore, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these requirements, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry

If the PRC government finds that the agreements that establish the structure for operating our education and online businesses in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education or Internet content provision businesses in China to be an educational institution with relevant experience in providing educational services outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, foreign investors are not allowed to own more than 50% equity interest in any entity conducting Internet content provision or distribution business in China. Accordingly, our wholly owned subsidiaries in China, Beijing Global Education and Shanghai Global Elite, may not provide educational or Internet content provision services in China. As a result, we conduct our education and online businesses in China through contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders. Shanghai Global Career is our consolidated affiliated entity directly operated by our founders. Shanghai Global Career’s subsidiaries hold the requisite material licenses and permits necessary to conduct our education and online businesses and operate our learning centers in China. We have been and are expected to continue to be dependent on Shanghai Global Career and its subsidiaries to operate our education business until we qualify for and assume direct ownership of educational businesses in China. We have entered into contractual arrangements with Shanghai Global Career and its subsidiaries pursuant to which we, through our wholly owned subsidiaries in China, provide technical and business support and market development consulting services to Shanghai Global Career and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with Shanghai Global Career and each of the shareholders of Shanghai Global Career that provide us with substantial control over Shanghai Global Career and its existing and future subsidiaries.

If we, any of our wholly owned subsidiaries, Shanghai Global Career or any of its existing and future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities including the Ministry of Education, which regulates the education industry, and the Ministry of Industry and Information Technology, or MIIT, which regulates Internet content providers, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of our public offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders to operate our education business. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Shanghai Global Career and Its Shareholders.” These contractual arrangements through which we exercise control over Shanghai Global Career and its shareholders and from which we obtain substantially all of our revenues, may not be as effective as direct ownership in providing us with control over Shanghai Global Career and its subsidiaries. If Shanghai Global Career or any of its shareholders fails to perform its respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance, injunctive relief or and claiming damages, which may not be effective.

The shareholders of Shanghai Global Career may have potential conflicts of interest with us, which may adversely affect our ability to operate the business controlled by Shanghai Global Career.

The shareholders of Shanghai Global Career, Yongqi Zhang and Xiaodong Zhang, are also the founders, beneficial owners and directors of our company. Xiaodong Zhang is the sole director of Shanghai Global Career. Conflicts of interest between their dual roles as beneficial owners and directors of both Shanghai Global Career and our company may arise. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In the event of any such conflicts of interest, these individuals may breach or cause Shanghai Global Career and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control and receive economic benefits from Shanghai Global Career and its subsidiaries, which would materially and adversely affect our ability to conduct our business.

Shanghai Global Career and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. See “Regulations—Regulations on Private Education.” At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and education quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

In some cities, our learning centers are administered by schools registered in a category that requires reasonable returns, while in other cities, our learning centers are administered by schools registered in a category that does not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our learning centers to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting Shanghai Global Career’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

Our contractual arrangements with Shanghai Global Career may be subject to scrutiny by the PRC tax authorities and a finding that we or Shanghai Global Career owe additional taxes could adversely affect our financial condition and results of operations.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC wholly owned subsidiaries and Shanghai Global Career do not represent an arm’s-length price and adjust the income of our PRC wholly owned subsidiaries or Shanghai Global Career in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Shanghai Global Career, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated financial position and net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

We have adopted a holding company structure, and our holding companies rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt they may incur or payment of dividends to our shareholders. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves each year until such reserves reach 50% of the company’s registered capital. The total registered capital of our PRC subsidiaries is RMB231.5 million ($34.1 million) as of June 30, 2010. In addition, pursuant to applicable regulations, each year our schools are required to allocate no less than 25% of the annual net income, or for certain schools no less than 25% of the annual increase in the net assets of the school, to its statutorily required development fund. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our allocations to our PRC subsidiaries’ statutory surplus fund were RMB3.3 million, RMB5.2 million, RMB6.2 million ($0.9 million) and RMB2.7 million ($0.4 million) in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. Our allocation to the statutorily required development fund of our schools was nil, RMB0.5 million, RMB1.6 million ($0.2 million) and RMB0.5 million ($73,730) in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities and limit the use of such funds, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may fund our onshore operations through additional investments, in the form of capital contributions, to our PRC subsidiaries or through loans to our PRC subsidiaries and consolidated affiliated entities. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the type of business in which a foreign-invested enterprise is engaged, capital contributions to foreign-invested enterprises are subject to approval by the Ministry of Commerce or its local branches. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•

Loans by us to our PRC subsidiaries that are directly invested by us, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limit, which is the difference between the total investment amount and the registered capital of the foreign-invested enterprise. The total investment amount and registered capital of Beijing Global Education, approved by the local counterpart of the Ministry of Commerce, are $25.0 million and $20.0 million, respectively, and thus Beijing Global Education may receive a shareholder loan of up to $5.0 million. Shanghai Global Elite cannot currently receive a shareholder loan as both its total investment and registered capital are $7.0 million. Any such loans must also be submitted for registration with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart within 15 days from the date on which the relevant loan agreement was executed, and SAFE should complete such registration within 20 working days from the date on which it receives all of the application materials.

•

Loans by us to Shanghai Global Career or its subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

We may be unable to obtain these registrations or government approvals on a timely basis with respect to future loans by us to our PRC subsidiaries. See “Regulations—Regulations on Foreign Exchange—Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies.”

If we are unable to obtain these government registrations and approvals on a timely basis with respect to the capital contributions by us to Beijing Global Education and Shanghai Global Elite, our wholly owned subsidiaries, our ability to capitalize our PRC operating subsidiaries and affiliated entities may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Furthermore, under the “Circular on the Relevant Operating Issues Concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises,” or

Circular No. 142, promulgated by SAFE on August 20, 2008, Renminbi converted from foreign exchange capital contributions can only be used for activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise approved by SAFE or its local counterparts. As a result, our PRC subsidiaries that are foreign-invested enterprises may not be able to use the foreign exchange capital contributed by us for equity investment or acquisitions in China. Partly as a result of the restrictions under Circular 142, we do not currently intend to fund acquisitions within China through foreign capital contributions to our subsidiaries in China, including, for example, Renminbi converted from the U.S. dollar proceeds raised from this offering.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Uncertainties exist with respect to the interpretation and application of the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to register or obtain the necessary license timely, or at all, our equity ownership structure may require restructuring, or we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission and downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” Further, on April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, which clarified the scope of Internet audio-video programs. According to the Categories, there are four categories of internet audio-visual program service which include seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education to the public. We transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. In addition, we do not provide audio-video program uploading and transmission services. Thus we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures, we may not be able to obtain the necessary license timely, or at all. If this occurs, we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Risk Factors Relating to Doing Business in China

Changes in China’s economic and political policies and circumstances could adversely affect China’s overall economy and our business.

As substantially all of our business operations are conducted in China, changes to the economic and political conditions in China could have a significant effect on our business. A significant downturn in the PRC economy could reduce demand for private education services, including demand for our courses and other service offerings. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over the PRC economy through, among other things, direct and indirect allocation of resources and capital, foreign exchange controls, taxation policies and providing preferential treatment to particular industries. From 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the deposit reserve ratio requirements for banks and imposing commercial bank lending guidelines, designed to slow the growth of the PRC economy. In response to the global financial crisis, in 2008 the PRC government began instituting policies aimed at expanding credit and stimulating the economy, including an announced RMB4 trillion stimulus spending program. More recently, as the PRC economy has shown signs of recovering quickly from the global financial crisis, the PRC government has again begun implementing policies aimed at slowing the PRC economy, including raising interest rates and tightening fiscal expenditures. Such policies, along with other factors that could adversely affect the PRC economy, including any further slowdown in the economies of countries with which China has significant economic relations, may lead to a slowdown in the PRC economy. Moreover, as China’s economy matures, its economic growth rate may slow. Any significant slowdown in the PRC economy could materially and adversely affect our operating results and business prospects.

In addition, China’s social and political conditions are not as stable as those of the United States and other developed countries, and China has contentious relations with some of its neighbors, most notably Taiwan. Any sudden changes in China’s political system, the occurrence of widespread social unrest, or a significant deterioration in its relations with its neighbors, could negatively affect the PRC economy and our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Beijing Global Education and Shanghai Global Elite, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Beijing Global Education, Shanghai Global Elite and our PRC affiliated entity, Shanghai Global Career, and its subsidiaries are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could adversely affect our business and operations.

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds.

Restrictions on currency exchanges between Renminbi and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. Under current PRC regulations, Renminbi is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currency, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC laws.

SAFE has promulgated several regulations, including Circular No. 75 issued in November 2005 and implementation rules issued in May 2007, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. These regulations require registration of direct or indirect investments made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We are committed to complying, and to ensuring that our shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. We believe that all of our PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE, or are otherwise in the process of registering. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Fluctuation in the value of the Renminbi may have a material adverse effect on our financial condition or the value of your investment.

Substantially all of our revenues and expenditures are denominated in Renminbi, while a portion of our assets are, and the net proceeds from this offering will be, denominated in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power in Renminbi terms of our U.S. dollar assets and the proceeds from this offering. As the functional currency for our PRC subsidiaries and affiliated entity is the Renminbi, fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From mid-2008 to mid-2010 the Renminbi traded within a narrow range against the U.S. dollar at approximately RMB6.83 per U.S. dollar. In June 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly. It is difficult to predict when and how Renminbi exchange rates may change going forward.

The increase in the PRC enterprise income tax and the discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign- invested enterprises and high or new-technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Our wholly owned subsidiary in China Beijing Global Education was a certified “new technology enterprise” established in a high-tech zone, and was entitled to a three-year EIT exemption for the period from 2007 to 2009, and a 50% EIT rate reduction for another three years. In addition, Shanghai Global Career, as a newly established company engaged in education, was granted an EIT exemption in 2007.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Global Education is an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules. In addition, the New EIT Law and its implementing rules permit qualified “high and new technology enterprises”, or HNTEs, to enjoy a reduced EIT rate of 15%. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Beijing Global Education obtained the qualification certificate of HNTE under the New EIT Law on December 24, 2008 with a valid period of three years starting from calendar year 2008 to 2010. However, the continued qualification of a HNTE for calendar year of 2010 will be subject to annual evaluation by the relevant government authority in China. Beijing Global Education will need to apply for an additional three year extension upon the expiration of the current qualification certificates by the end of 2010 if it desires to continue to enjoy the preferential tax treatment for HNTE. In addition, according to a recent tax circular issued by the State Administration of Taxation on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a HNTE, and simultaneously is entitled to a term holiday under the phase-out rules under the New EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out EIT rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential EIT rate of 15% as a HNTE. However, Beijing Global Education has obtained an approval from the Haidian State Tax Bureau in 2009 which granted a two-year EIT exemption for 2008 and 2009 and a 50% EIT rate reduction based on the then prevailing rate of 15%, i.e., 7.5%, for 2010. Therefore, instead of following Circular 157 and choosing between the 50% rate reduction on the phase-out EIT rates and the applicable EIT rate of 15% for a HNTE, Beijing Global Education has confirmed with Beijing Haidian State Tax Bureau to apply the EIT rate of 7.5% as stated in the approval issued by Beijing Haidian State Tax Bureau as its applicable tax rate for 2010 for EIT purposes despite of relevant provisions in Circular 157. In addition, according to Beijing Global Education’s confirmation with Beijing Haidian State Tax Bureau, Beijing Global Education may be allowed to continue to use this 7.5% EIT rate for 2011 and 2012 if it could be qualified as a HNTE in these two years. However, the 7.5% EIT rate for Beijing Global Education for years of 2010 to 2012 may not be accepted by the PRC tax authorities in the future, in which case, Beijing Global Education may choose either the 50% rate reduction on the phase-out EIT rates (i.e., 11%, 12% and 12.5%) or the applicable EIT rate of 15% for HNTEs for 2010, 2011 and 2012, respectively. We cannot assure you, however, that Beijing Global Education will continue to qualify as a HNTE under the New EIT Law or enjoy the preferential treatments under the phase-out rules, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation or revocation of any of our preferential tax treatments could materially increase our tax obligations.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The implementing rules of the New EIT Law provide certain conditions under which not-for-profit entities may be exempted from EIT. According to such conditions, our learning centers may not be entitled to EIT exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our learning centers can be entitled to any preferential EIT treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard EIT starting from January 1, 2008, while in other cities, private schools are subject to a 2% to 3% tax on gross receipts in lieu of the 25% standard EIT rate or may be exempted from EIT. Some of our PRC subsidiaries and other affiliated entities enjoy certain similar tax treatments. Currently, Tianjin School, Shenyang School, Wuxi Global and Suzhou Global are subject to EIT at a rate ranging from 2.5% to 5% on their gross receipts. Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially those learning centers in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

We may be treated as a “resident enterprise” for PRC enterprise income tax purposes under the New EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the New EIT Law, enterprises established outside of China whose “de facto management body” is located in China are considered “resident enterprises,” and will generally be subject to the uniform 25%

enterprise income tax rate for their global income. Although the term “de facto management body” is defined as “management body which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A recent circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s senior management or directors with voting rights reside in the PRC.

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the New EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC EIT at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC EIT because the New EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from EIT. However, as there is still uncertainty as to how the New EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC EIT exemptions and such dividends will not be subject to EIT.

In addition, the New EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the New EIT Law and, as a result, the value of your investment may be materially and adversely affected.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, that the CSRC’s approval is not required for this offering given the fact that our current corporate structure was established before the M&A Rule became effective and that we are not a special purpose vehicle formed for the purpose of acquiring PRC domestic companies. However, it is uncertain whether the CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules in the future that would require the CSRC or other governmental approvals for this offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us.

Risk Factors Relating to Our ADSs and This Offering

An active trading market for our ADSs may not develop, which could make it difficult for you to resell our ADSs and could cause the trading price of our ADSs to decline or fluctuate significantly.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the Nasdaq Global Select Market. If an active trading market for our ADSs does not develop after this offering, the market price of our ADSs may fluctuate significantly and be lower than it otherwise would be. Moreover, a lack of liquidity for our publicly traded ADSs may cause the market price of our ADSs to decline and may make it difficult for you to resell our ADSs. The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors, including among others:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other education companies;

•	announcements by us or our competitions of material acquisitions, strategic partnerships, joint ventures or capital commitments;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	potential litigation or administrative investigations;

•	economic or political conditions in China; and

•	the impact of global macroeconomic conditions.

In addition, the performance and fluctuation in market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our ADSs. Furthermore, the securities markets have in recent months and years experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also adversely affect the market price of our ADSs. Volatility in global capital markets, such as volatility caused by the recent global financial and economic crises, could also have an effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

When you purchase ADSs in the offering at the assumed public offering price of $             per ADS (the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus), you will incur immediate dilution of $             per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time.

A significant majority of our outstanding ordinary shares is held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Our co-founders Xiaodong Zhang and Yongqi Zhang, who are husband and wife and serve as our chairman and chief executive officer, respectively, each beneficially owned 22,500,000 ordinary shares, or approximately         % of our outstanding ordinary shares following this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. SAIF beneficially owns 27,949,166 ordinary shares, or approximately         % of our outstanding ordinary shares following this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. These major shareholders will continue to have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may not act in the best interests of our minority shareholders. In addition, without the consent of these major Shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Substantial sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering and assuming the underwriters do not exercise their option to purchase additional ADSs, we will have              ordinary shares outstanding, including              ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferrable without restriction or additional registrations under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the applicable lock-up period at the discretion of the underwriters. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. If any of our existing shareholder sell a substantial amount of ordinary shares, or if it is perceived that they will be sold, in the public market, the market price of our ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting. We anticipate that the 35 days’ notice required for annual general meetings will provide sufficient time for the depositary to solicit voting instructions while providing ADS holders with a reasonable amount of time to provide voting instructions. However, there is no guarantee that you will receive voting materials in time, in particular for extraordinary meetings, which may be called on as short as ten days’ notice, to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Upon receipt of notice of a shareholders meeting from us, the depositary will distribute to registered holders of ADSs a notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given (i) with respect to any matter as to which we inform the depositary (and we agree to provide such information promptly in writing when and if applicable) that (x) we do not wish such proxy to be given, (y) substantial opposition exists with respect to any agenda item for which the proxy would be given or (z) materially affects the rights of holders of shares and (ii) unless, with respect to such meeting, the depositary has been provided with an opinion of counsel to us, in form and substance satisfactory to the depositary.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may have difficulty in effecting service of legal process and enforcing court judgments obtained against us or any of our directors or management.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the

United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind in the United States, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts, and therefore PRC courts have discretion not to enforce judgments of U.S. courts.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our second amended and restated memorandum and articles of association, which will take effect upon the completion of this offering, include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. For example:

•

Our second amended and restated memorandum and articles of association permit only a majority of the board or the chairman of the board to call extraordinary general meetings. There is no provision in the second amended and restated memorandum and articles of association whereby a shareholder can propose special matters for consideration at shareholder meetings.

•

Our board is authorized to issue one or more classes or series of preferred shares and to fix the designations, powers, preferences and rights and the qualifications, limitations and restrictions attaching to those shares. This can be effected without the approval of shareholders and may be used to thwart any potential buyer who wishes to acquire control of us.

•

Our directors are divided into three different classes. At each annual general meeting after the adoption of our second amended and restated memorandum and articles of association, one class shall retire from office by rotation and be eligible for re-election. With a staggered board, at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in a majority of the board. A staggered board tends to discourage proxy contests for the election of directors and purchases of a substantial block of shares because a staggered board operates to prevent a third party from obtaining control of our board in a relatively short period of time. See “Management—Terms of Directors and Executive Officers.”

These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that may lose value.

We will rely on permitted exemptions from certain SEC and Nasdaq corporate governance standards, which may afford less protection to the holders of our ordinary shares and ADSs.

SEC rules and the Nasdaq Stock Market Rules generally require all members of the audit committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, while Nasdaq Stock Market Rules also generally require that compensation committee and the nominations committee of listed companies to consist solely of independent directors. However, these rules are subject to certain “phase-in” periods for newly public companies, and foreign private issuers may rely on a “home country practices” exemption to certain Nasdaq independence requirements. We will rely on the audit committee phase-in period that allows our audit committee to include one member who is not an independent director until one year following the effective date of the registration statement on Form F-1 of which this prospectus is a part. For our compensation committee and nominations committee, we will rely on the Nasdaq home country practices exemption. The corporate governance practices in our home country, the Cayman Islands, do not require that any members of the compensation committee or nominations committee be independent directors. For further details, see “Management—Board Committees.” Our reliance on the phase-in period and home country practices exemption may adversely affect the level of independent oversight over the management of our company and therefore afford less protection to the holders of our ordinary shares and ADSs.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding ordinary shares and ADSs during the year and our use of proceeds from this offering and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010, we do not expect to be a PFIC for the taxable year 2010. However, there can be no assurance that we will not be a PFIC for the taxable year 2010 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. Our PFIC status for the current taxable year 2010 will not be determinable until the close of the taxable year ending December 31, 2010.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”), you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares in a later year, even if we are not a PFIC in that year. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirement. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and in particular the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation” contain forward-looking statements. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this prospectus relate to, among other things:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to increase student enrollments and course fees and expand our program and service offerings;

•	competition in the language training, test preparation, Internet content provision, educational content and online education markets and other markets in which we operate; and

•	Chinese laws, regulations and policies, including those applicable to the education industry, private education and providers of private educational services.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

This prospectus also contains third-party data relating to the education market in China that includes projections based on a number of assumptions. The education market may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

CORPORATE HISTORY AND STRUCTURE

Our first learning center was established in Beijing in 2001 to offer English-language test preparation courses. In August 2006, we established Shanghai Global Career to own all of our directly operated learning centers. We established our first franchised learning center in Harbin in 2002. We began offering online test preparation courses in 2004 and study abroad consulting services and children’s educational programs in 2006.

In order to facilitate foreign investment in our company, we established Sunnykey International Holdings Limited, or Sunnykey, as our offshore holding company in the British Virgin Islands in August 2006. Sunnykey in turn established two wholly owned subsidiaries in China, Beijing Global Education and Shanghai Global Elite. Through a series of contractual arrangements, Beijing Global Education exercises effective control over Shanghai Global Career, which is our main operating entity conducting our education business in China. Beijing Global Education is primarily engaged in the business of providing educational technology and management services and licensing our trademarks to our franchised learning centers. Shanghai Global Elite directly holds the real estate properties on which certain of our learning centers are located and engages in market development consulting services.

We incorporated Global Education & Technology Group Limited in the Cayman Islands in December 2009 as our listing vehicle. Global Education & Technology Group Limited became our ultimate holding company in February 2010 when it issued shares to the existing shareholders of Sunnykey in exchange for all the outstanding shares of Sunnykey and made Sunnykey our wholly owned subsidiary.

In May 2010, we incorporated Global Education & Technology (HK) Limited, or Global Hong Kong, in Hong Kong as a subsidiary of Sunnykey. In August 2010, we transferred ownership of Beijing Global Education from Sunnykey to Global Hong Kong.

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated PRC entity, and the place of incorporation of each named entity, as of the date of this prospectus:

Equity interest

Contractual arrangements consisting of exclusive consulting and service agreements, technical support and technical service agreements, market development consulting service contracts and other technical service and consulting service agreements.

Contractual arrangements consisting of equity pledge agreement, exclusive purchase option agreement and business operation agreement.

Schools are the legal entities that administer our learning centers, and each school may have one or more learning centers.

Consisting of various PRC subsidiaries operating our educational content publication, online education and overseas study consulting business in China.

Contractual Arrangements with Shanghai Global Career and Its Shareholders

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. None of our non-PRC entities is an educational institution or provides educational services. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations restrict foreign ownership of Internet content provision businesses in China. Due to these restrictions, we conduct our education and online businesses in China through contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders, which enable us to:

•	exercise effective control over Shanghai Global Career and its subsidiaries;

•	receive a substantial portion of the economic benefits from Shanghai Global Career and its subsidiaries in consideration for the services provided by our wholly owned PRC subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Shanghai Global Career when and to the extent permitted by PRC law.

Agreements that Transfer Economic Benefits to Us

Exclusive Consulting and Service Agreements.    Pursuant to exclusive consulting and service agreements entered into in September 2006 between Beijing Global Education and Shanghai Global Career and its several subsidiaries, Beijing Global Education has agreed to provide exclusive consulting and services, including software development and research services, technology consulting and transfer services and market research services, to Shanghai Global Career and its subsidiaries for a quarterly fee to be determined by the parties in consideration of a number of factors including the complexity of the technology provided, the service time spent, service content and value, and the market cost of the service to the provider. Shanghai Global Career and its subsidiaries have agreed that they shall not obtain related services from, or otherwise cooperate with, any third party without the prior written consent of Beijing Global Education. Each of the exclusive consulting and service agreements has a term of ten years from its effective date. Beijing Global Education has an option to extend such term for a period at its sole discretion, provided that it notifies the counterparty of such extension before the expiration of the term.

Technical Support and Technical Service Agreements.    Pursuant to technical support and technical service agreements entered into on various dates between Beijing Global Education and subsidiaries of Shanghai Global Career, Beijing Global Education has agreed to provide subsidiaries of Shanghai Global Career with research and development, network maintenance, troubleshooting, on-site support, technical design, and technical consulting services for certain monthly fees. Each of the technical support and technical service agreements has a term of one year from its effective date.

Market Development Consulting Service Contract.    Pursuant to the market development consulting service contracts entered into on various dates between Beijing Global Education and subsidiaries of Shanghai Global Career, Beijing Global Education agrees to provide subsidiaries of Shanghai Global Career with marketing services for certain fees payable quarterly. Each of these contracts has a term of one year from its effective date.

Other Technical Service and Consulting Service Agreements.    Beijing Global Education and subsidiaries of Shanghai Global Career have also entered into several other technical service and consulting service agreements on various dates, pursuant to which Beijing Global Education agrees to provide subsidiaries of Shanghai Global Career certain technical services or consulting services in exchange for certain service fees. These agreements include (1) Technical Service Contract for Management Information Systems of Registration and Payment Collection, (2) Technical Service Contract for Student Management Systems, (3) Technical Service Contract for IELTS English Listening and Speaking Multimedia Systems, (4) License Agreements for New TOEFL Test System, (5) Technical Service Contract for Internal Information Management Systems, (6) Summer Market Consulting Service Contract and (7) Winter Market Consulting Service Contract. Each of these agreements has a term of one year, with the exception of the Summer Market Consulting Service Contract and Winter Market Consulting Service Contract, which have terms between two to six months.

Agreements that Provide Effective Control over Shanghai Global Career and its Subsidiaries

Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on September 7, 2006 among Beijing Global Education, Shanghai Global Career and the shareholders of Shanghai Global Career, each shareholder agreed to pledge his or her equity interest in Shanghai Global Career to Beijing Global Education to secure the performance of their obligations under the relevant principal agreements, including the exclusive consulting and service agreement, and each of them has agreed not to transfer, pledge, dispose of or otherwise create any encumbrance on his or her equity interest in Shanghai Global Career without the prior written consent of Beijing Global Education.

Exclusive Purchase Option Agreement.    Pursuant to the exclusive option agreement entered into on September 7, 2006 among Beijing Global Education, Shanghai Global Career and the shareholders of Shanghai Global Career, such shareholders are obligated to sell to Beijing Global Education, and Beijing Global Education has an exclusive and unconditional right to purchase, or cause its designated party to purchase, from such shareholders, in its sole discretion, part or of all of the shareholders’ equity interest in Shanghai Global Career when and to the extent that applicable PRC law permits Beijing Global Education to own part or all of such equity interests in Shanghai Global Career. The purchase price to be paid by Beijing Global Education will be the minimum consideration permitted by applicable PRC law at the time when such equity transfer occurs.

Business Operation Agreement.    Pursuant to the business operation agreement dated September 7, 2006 among Beijing Global Education, Shanghai Global Career and the shareholders of Shanghai Global Career, Shanghai Global Career will not engage in any transactions which may materially affect their assets, business, personnel and operations without the express consent of Beijing Global Education. The business operation agreement has a term of ten years from its effective date. Beijing Global Education has an option to extend such term for a period at its sole discretion, provided that it notifies the counterparty of such extension before the expiration of the term.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•

the ownership structures of Shanghai Global Career and its subsidiaries and our wholly owned subsidiaries in China, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations;

•

the contractual arrangements among our wholly owned subsidiaries in China and Shanghai Global Career and its shareholders and subsidiaries governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•

the business operations of our wholly owned subsidiaries in China and Shanghai Global Career and its subsidiaries, as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC education business do not comply with PRC government restrictions on foreign investment in the education businesses, we could be subject to severe penalties. See “Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—If the PRC government finds that the agreements that establish the structure for operating our education and online businesses in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risk Factors—Risk Factors Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) the net proceeds to us of this offering by approximately $             million. We will not receive any proceeds from the sale of ADSs by the selling shareholder.

The primary purposes of this offering are to obtain additional equity capital, create a public market for our ordinary shares represented by ADSs, and facilitate future access to capital via public markets. We expect to use the net proceeds from this offering, together with available funds, for general corporate purposes, including working capital, capital expenditures relating to the expansion of our operations, and funding possible future acquisitions where the use of such U.S. dollar proceeds is permitted by PRC or other laws. We have not determined any particular capital expenditures for which we will use the net proceeds, and the timing and size of our particular capital expenditure needs may change rapidly in response to perceived market opportunities, technological changes and actions by our competitors. We do not currently have any agreements or understandings for material acquisitions for which we intend to allocate a portion of the net proceeds. Therefore, our management is currently unable to allocate any specific portions of the net proceeds for particular uses.

Pending our use of the net proceeds we receive from this offering, we intend to invest our net proceeds in short-term investment grade debt securities or to deposit the proceeds into interest-bearing bank accounts. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a PFIC for U.S. federal income taxpayers, which could result in negative tax consequences to you. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated PRC entities only through loans, in each case subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Furthermore, partly as a result of the restrictions under Circular No. 142, we do not currently intend to fund acquisitions within China through foreign capital contributions to our subsidiaries in China, including, for example, Renminbi converted from the U.S. dollar proceeds raised from this offering. See “Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities and limit the use of such funds, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

In April 2010, we paid a special cash dividend of RMB30.5 million (US$4.5 million), which represented our distributable profits in 2006 and 2007, to our existing shareholders. In September 2010, we declared a special cash dividend of RMB62.6 million ($9.2 million), which represents our distributable profits in 2008 and a part of our distributable profits in 2009, which we expect to pay before the completion of this offering.

Except for the special dividend distributions discussed above, we currently intend to retain all available funds and any future earnings to finance our business and to fund the growth and expansion of our business and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. For a detailed discussion, see “Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, and the depositary will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares—Share Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 presented on:

•	an actual basis;

•

a pro forma basis to give effect to (1) the automatic conversion of all of our series A preferred shares into 24,530,363 ordinary shares immediately prior to completion of this offering and (2) the dividend declared in September 2010, which will be paid prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (1) the above and (2) the issuance and sale of              ADSs in this offering, assuming an initial public offering price of $             per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and assuming the underwriters do not exercise their option to purchase additional ADSs, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table does not take into account 2,332,662 ordinary shares issued after June 30, 2010 in connection with our acquisitions of certain of our franchises and other businesses and the exercise of options to purchase our ordinary shares.

You should read this section in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and corresponding notes thereto included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro-forma	Pro-forma as Adjusted(1)
	(RMB in thousands)
Mezzanine equity:
series A preferred shares ($0.0001 par value; 24,530,363 shares authorized, issued and outstanding)	187,406	—
Shareholders’ equity:
Ordinary shares ($0.001 par value; 475,469,637 shares authorized and 49,030,191 issued and outstanding)	39	58
Additional paid-in capital(2)	63,326	250,713
Statutory reserves	20,025	20,025
Retained earnings	87,011	20,942
Accumulated other comprehensive income	—	—

Total shareholders’ equity(2)	170,401	291,738

Total capitalization(2)	357,807	291,738

(1)	Assumes that the underwriters do not exercise their option to purchase additional ADSs.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ .

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately $             million, or $             per ordinary share outstanding on that date, equivalent to $             per ADS. Net tangible book value represents total consolidated tangible assets minus the amount of our total consolidated liabilities. Our pro forma net tangible book value as of June 30, 2010 was approximately $             per ordinary share outstanding on that date, equivalent to $              per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to (i) the conversion of all of our outstanding series A preferred shares into our ordinary shares and (ii) the cash dividend of approximately RMB62.6 million ($9.2 million) declared in September 2010 as if it had been declared and payable prior to June 30, 2010. See “Capitalization.” Assuming we had sold the ADSs offered in this offering at an assumed initial public offering price of $             per ADS, and after deducting underwriting discounts and estimated expenses of this offering payable by us, our pro forma net tangible book value as of June 30, 2010 would have been $            , or $             per ordinary share and $             per ADS. This represents an immediate increase in pro forma net tangible book value of $             per ordinary share, or $             per ADS, to existing shareholders and an immediate dilution in net tangible book value of $             per ordinary share, or $             per ADS, to new investors purchasing ADSs at the initial public offering price.

The following table illustrates such per ADS dilution. The assumed initial public offering price per share set forth below of $             is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

Assumed initial public offering price per ordinary share	$
Net tangible book value per ordinary share as of June 30, 2010	$
Increase in pro forma net tangible book value per ordinary share attributable to existing shareholders	$
Pro forma net tangible book value per ordinary share after this offering	$
Dilution in pro forma net tangible book value per ordinary share to new investors	$
Dilution in pro forma net tangible book value per ADS to new investors	$

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between our existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by our existing shareholders and by the new investors purchasing ordinary shares evidenced by ADS in this offering at the initial public offering price of $             per ADS and without giving effect to underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
	(In thousands)		(In thousands)
Existing shareholders			$		$	$
New investors

Total			$

The foregoing discussion and tables assume no exercise of any outstanding share options. As of June 30, 2010, there were share options outstanding to purchase an aggregate of ordinary shares at a weighted average exercise price of $             per share. If all of these options had been exercised on June 30, 2010, after giving effect to this offering, our pro forma net tangible book value would have been approximately $            , or

$             per ordinary share and $             per ADS, the increase in pro forma net tangible book value attributable to existing shareholders would have been $             per ordinary share, or $             per ADS, and the dilution in pro forma net tangible book value to new investors would have been $             per ordinary share, or $             per ADS. In addition, the dilution would have been $             per ordinary share, or $             per ADS, if the underwriters exercise their option to purchase additional ADSs in full.

A $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $            , the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $             per ordinary share and $             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $             per ordinary share and $             per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

Our ultimate holding company, Global Education & Technology Group Limited, is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated Global Education & Technology Group Limited in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers may be nationals or residents of jurisdictions other than the United States and a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as Global Education & Technology Group Limited’s agent to receive service of process with respect to any action brought against it in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against it in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our Cayman Islands counsel, has advised us that a shareholder (or any other person or company) may commence an action in the Cayman Islands against a Cayman Islands company by serving the process on the Cayman Islands company at its registered office. In addition, an action may be commenced in the Cayman Islands against directors or officers of a Cayman Islands company and it may be served on them either within or outside of the Cayman Islands with leave of the court. We are aware of one case brought and heard in the Grand Court of the Cayman Islands where a non-resident shareholder brought an action against a Cayman Islands company in which it was an investor.

Conyers Dill & Pearman has advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, is enforceable as an action on the debt under the common law doctrine of obligations, provided that (1) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment (as determined under Cayman Islands law); (2) such federal or state courts did not contravene the rules of natural justice of the Cayman Islands; (3) such judgment was not obtained by fraud; (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any states in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such actions or enforcements might fall within the penal exception to the principles stated above. Such a penalty normally refers to a sum payable to a state as opposed to a private claimant. A Cayman Islands court might sever such a judgment and enforce any element that is to compensate a private claimant.

In a Cayman Islands company limited by shares, shareholders’ liability is limited to their share capital, to the extent they are not fully paid, absent extraordinary circumstances such as fraud.

Tian Yuan Law Firm, our PRC counsel, has advised us that actions may be brought in China against us under the PRC Civil Procedure Law. Under the PRC Civil Procedure Law, with respect to a lawsuit brought against a defendant who has no domicile in China concerning a contract dispute or other disputes over property rights and interests, if the object of the action is within the territory of the PRC or the defendant has detainable properties within the territory of the PRC, the PRC courts may have jurisdiction over such lawsuits. In practice, the PRC courts have the broad discretion as to whether to entertain such actions brought in China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of other jurisdictions.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. Under the PRC Civil Procedure Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedure Law, the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

We are not aware of any instance where U.S. or non-PRC resident shareholders have brought suits or had judgments enforced in China against a Cayman Islands company with operations in China.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. For your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates. Conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.7690 to $1.00, the noon buying rate in effect as of June 30, 2010. On September 10, 2010, the noon buying rate was RMB6.7690 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	Low	High	Period End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
Six months ended June 30, 2010	6.8192	6.8305	6.7815	6.7815
Most recent six months
March 2010	6.8262	6.8270	6.8254	6.8258
April 2010	6.8256	6.8275	6.8229	6.8247
May 2010	6.8275	6.8310	6.8245	6.8305
June 2010	6.8184	6.8323	6.7815	6.7815
July 2010	6.7762	6.7807	6.7709	6.7735
August 2010	6.7873	6.8069	6.7670	6.8069
September 2010 (through September 10)	6.7935	6.8102	6.7690	6.7690

Source: Federal Reserve Statistical Release

(1)	Annual averages and the average for the six months ended June 30, 2010 are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our selected consolidated balance sheet data as of December 31, 2007 has been derived from our consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data and selected consolidated statements of cash flows data for the six months ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus, and have been prepared on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, which management considers necessary for a fair statement of our financial position, results of operations and cash flows for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period. You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We have not included financial information for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Selected Consolidated Statements of Operations Data

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
	(in thousands, except for share and per share data)
	RMB	RMB	RMB	$	RMB	RMB	$
Net revenues
Educational programs and services	82,742	148,361	229,491	33,841	93,116	124,253	18,322
Franchise fees, study abroad consulting services and sales of books and course materials	14,043	15,278	16,739	2,468	7,103	8,579	1,265

Total net revenues	96,785	163,639	246,230	36,309	100,219	132,832	19,587

Operating costs and expenses
Cost of revenues	(41,025)	(65,159)	(101,976)	(15,037)	(43,864)	(59,478)	(8,771)
Selling and marketing expenses	(14,976)	(34,020)	(64,590)	(9,524)	(28,164)	(39,179)	(5,777)
General and administrative expenses	(14,484)	(21,166)	(28,968)	(4,272)	(12,848)	(15,666)	(2,310)

Total operating costs and expenses	(70,485)	(120,345)	(195,534)	(28,833)	(84,876)	(114,323)	(16,858)

Operating income	26,300	43,294	50,696	7,476	15,343	18,509	2,729

Interest income	8,225	2,358	5,510	813	2,175	3,224	475
Investment income	70	3,876	3,833	565	3,833	—	—
Foreign exchange gains/(losses), net	10,031	4,472	119	(18)	10	(100)	(15)
Other income/(expense), net	(182)	396	461	68	198	(254)	(37)
Consideration payable fair value change	—	—	—	—	—	(3,915)	(577)

Income before income taxes and non-controlling interest	24,382	45,452	60,381	8,904	21,559	17,464	2,575

Income tax expense	(1,181)	(3,851)	(4,778)	(705)	(1,403)	(2,485)	(366)

Net income	23,201	41,601	55,603	8,199	20,156	14,979	2,209

Non-controlling interest	138	60	—	—	—	—	—

Net income attributable to the Company	23,339	41,661	55,603	8,199	20,156	14,979	2,209

Accretion of convertible redeemable preferred shares	(5,099)	(6,695)	(22,083)	(3,256)	(10,781)	(939)	(138)
Deemed dividend to preferred shareholder	(15,758)	—	—	—	—	—	—
Income allocated to participating preferred shareholder	(10,768)	(18,427)	(18,699)	(2,757)	(6,890)	(5,278)	(778)

Net income/(loss) attributable to ordinary shareholders	(8,286)	16,539	14,821	2,186	2,485	8,762	1,293

Net income/(loss) per share:
Basic	(0.18)	0.36	0.30	0.04	0.05	0.18	0.03
Diluted	(0.18)	0.36	0.30	0.04	0.05	0.17	0.03
Weighted average number of shares outstanding:
Basic	45,000,000	45,393,397	49,030,191	49,030,191	49,030,191	49,455,270	49,455,270
Diluted	45,000,000	45,953,836	49,030,191	49,030,191	49,030,191	50,092,576	50,092,576
Unaudited pro forma earnings per share(1)
Basic			[ ]	[ ]		[ ]	[ ]
Diluted			[ ]	[ ]		[ ]	[ ]
Unaudited pro forma weighted average number of shares outstanding(1)
Basic			[ ]	[ ]		[ ]	[ ]
Diluted			[ ]	[ ]		[ ]	[ ]

(1)	The unaudited pro forma earnings per share and the unaudited pro forma weighted average number of shares outstanding for the year ended December 31, 2009 and the six months ended June 30, 2010 give effect to the amount of dividend in excess of our earnings for the period of the twelve months that preceded the dividend declaration.

Selected Consolidated Balance Sheet Data

	As of December 31,				As of June 30,
	2007	2008	2009	2009	2010	2010	2010 Pro-forma(1)	2010 Pro-forma(1)
	(in thousands)
	RMB	RMB	RMB	$	RMB	$	RMB	$
Total current assets	226,903	324,272	379,349	55,940	412,371	60,808	412,371	60,808
Total assets	280,820	386,080	477,746	70,450	544,036	80,224	544,036	80,224
Total current liabilities	56,011	76,341	112,600	16,605	158,453	23,365	224,522	33,108
Total liabilities	57,893	78,973	115,665	17,057	186,229	27,461	252,298	37,204
Redeemable convertible preferred shares	209,251	215,946	238,029	35,100	187,406	27,635	—	—
Total shareholders’ equity	13,676	91,161	124,052	18,293	170,401	25,128	291,738	43,020
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	280,820	386,080	477,746	70,450	544,036	80,224	544,036	80,224

(1)	The pro-forma summary consolidated balance sheet data gives effect to (i) the conversion of the series A preferred shares into ordinary shares immediately prior to completion of this offering and (ii) the dividend declared in September 2010, which will be paid prior to the completion of this offering.

Selected Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2010	2010
	(in thousands)
	RMB	RMB	RMB	$	RMB	$
Net cash provided by operating activities	63,718	70,180	84,154	12,408	57,285	8,447
Net cash (used in)/provided by investing activities	(184,222)	(72,344)	(80,633)	(11,888)	236,488	34,873
Net cash provided by/(used in) financing activities	300	33,531	—	—	(29,900)	(4,409)
Net (decrease)/increase in cash and cash equivalents	(120,204)	31,367	3,521	520	263,873	38,911
Effect of exchange rate changes on cash and cash equivalents	(10,244)	(4,578)	(120)	(18)	(94)	(14)
Cash and cash equivalents at the beginning of the year	204,035	73,587	100,376	14,801	103,777	15,303
Cash and cash equivalents at the end of the year	73,587	100,376	103,777	15,303	367,556	54,200

Key Operating Data

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
Student enrollments	199,569	396,730	640,243	321,319	419,545

	As of December 31,			As of June 30,
	2007	2008	2009	2010
Number of franchised test preparation learning centers	44	41	65	69
Number of directly operated test preparation learning centers	19	29	44	49

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Our Business

We are a leading provider of educational courses and related services in China with a focus on foreign language training and test preparation. According to CCID, we are the leading provider of test preparation services in China for the International English Language Testing System, or IELTS, with the largest market share in terms of revenue and student enrollments in 2009. We had the largest network of IELTS learning centers in China in terms of number of learning centers and cities covered in 2009, according to CCID. We believe that our “Global” education brand has become one of the most well-known and respected brands in China’s education market, and has helped us to attract students, faculty and business partners and maintain our premium position in the market. Leveraging our brand and operational expertise in China’s education market, we have expanded our service offerings to address multiple stages of a student’s education and career, from children’s after-school courses, to test preparation and study abroad services for high school and university students, to adult professional certification test preparation and language training.

Our learning center network has grown rapidly since the establishment of our first learning center in Beijing in 2001. As of June 30, 2010, our learning center network comprised 66 directly operated and 226 franchised learning centers, including 118 Global test preparation learning centers, 69 of which are franchised, in 59 cities, covering all cities with IELTS test centers in China. As of June 30, 2010, our network also included 144 Global Kids English learning centers, all but one of which are franchised, in 81 cities in China, 17 Global Kids Science learning centers, all but three of which are franchised, in 14 cities in China, nine directly operated learning centers dedicated to French and other non-English languages, and four directly operated learning centers dedicated to after-school tutoring programs. We have also established a highly scalable online course delivery platform for our online language training and professional certification test preparation courses, with more than one million registered members of our online learning websites as of June 30, 2010. We generally operate our directly operated learning centers in the larger and more developed testing markets, while expanding our learning center network into new cities through franchise arrangements with local business partners. This growth model allows us to rapidly expand our learning center network in a capital-efficient and flexible manner, while maintaining quality and consistency in our educational service delivery. Our large franchise network also allows us to selectively acquire our high performing franchises while incurring minimal integration costs due to the standardized operations across our network and our franchises’ familiarity with our programs and service offerings. We ensure quality throughout our network of learning centers through the adoption of standardized operational guidelines, teacher training, curriculum and course material development and customer support services.

Since SAIF invested in our company in 2006, we have committed significant capital to enhance our brand image, network of learning centers, course content, technology and human resources, including establishing computerized operational support systems, expanding our marketing efforts and enhancing our management and administrative resources. As part of this expansion, we grew our network of learning centers from 93 as of December 31, 2007 to 143, 241 and 292 as of December 31, 2008 and 2009 and June 30, 2010, respectively, through the establishment and acquisition of directly operated learning centers and the opening of new franchised learning centers. Student enrollments increased from 199,569 in 2007 to 396,730 and 640,243 in 2008 and 2009, respectively, and to 419,545 in the six months ended June 30, 2010 as compared to 321,319 in the six months ended June 30, 2009. Our total net revenues increased from RMB96.8 million in 2007 to RMB163.6 million and RMB246.2 million ($36.3 million) in 2008 and 2009, respectively and to RMB132.8 million ($19.6 million) in the six months ended June 30, 2010 from RMB100.2 million in the six months ended June 30, 2009. Our net income attributable to Global Education & Technology Group Limited increased from RMB23.3 million in 2007 to RMB41.7 million and RMB55.6 million ($8.2 million) in 2008 and 2009, respectively. Our operating income increased to RMB18.5 million ($2.7 million) in the six months ended June 30, 2010 from RMB15.3 million in the six months ended June 30, 2009 due to a larger increase in net revenues than operating costs and expenses. Our net income was RMB15.0 million ($2.2 million) in the six months ended June 30, 2010 as compared to RMB20.2 million in the six months ended June 30, 2009, which decrease was partially due to a charge of RMB3.9 million ($0.6 million) we recorded in the six months ended June 30, 2010 for the change in the fair value of contingent share consideration related to one of our acquisitions and higher share-based compensation expense.

Significant Factors Affecting Our Results of Operations

Demand for language training and test preparation courses in China.    We have benefited significantly from China’s overall economic growth, the increasing number of Chinese studying abroad and the increasing popularity of IELTS as a test of English proficiency for Chinese studying abroad. Rising income levels and overall economic growth in China in recent years have led to increasing spending on education, including supplemental education such as test preparation, after-school or after-work classes and professional certification training. Rising income levels have also provided greater opportunities for Chinese to study abroad. In addition, demand for IELTS preparation courses has grown significantly as IELTS has become the most widely taken test of English proficiency for Chinese studying abroad, driven by an increasing number of Chinese choosing to study abroad in countries with colleges and universities that predominantly rely on IELTS scores, such as the United Kingdom, Australia and New Zealand, and increasing acceptance of IELTS scores by colleges and universities in the United States and Canada. Demand in China for language training and test preparation courses and study abroad in general, and demand for IELTS preparation courses in particular, will continue to have a large impact on our results of operations. The PRC economy experienced a slowdown in economic growth in 2008 and much of 2009 related to the global financial crisis. However, the economic slowdown did not significantly affect demand for our services and our results of operations.

Expansion of our network of learning centers.    The overall expansion of our learning center network is a key factor in the long-term growth of our business. Our network of directly operated and franchised learning centers has grown from 93 learning centers in 53 cities in China as of December 31, 2007 to 143 learning centers in 67 cities as of December 31, 2008, 241 learning centers in 90 cities as of December 31, 2009 and 292 learning centers in 104 cities as of June 30, 2010. The results of operations of our directly operated learning centers are consolidated into our results of operations, while we earn franchise fees from our franchised learning centers. Although franchise fees have historically accounted for a small portion of our revenues compared to revenues from directly operated learning centers, expansion of our franchised learning center network is a key aspect of growing our brand and developing cross-selling opportunities among our service offerings. Selectively acquiring successful franchises is an important strategy for cost-effectively expanding our network of directly operated learning centers.

As the results of operations of our directly operated learning centers are consolidated into our results of operations, our revenues and operating margins have been and will continue to be significantly affected by the expansion of our network of directly operated learning centers. Our network of directly operated Global test preparation learning centers increased from 19 learning centers in four cities in China as of December 31, 2007 to 29 learning centers in nine cities as of December 31, 2008, 44 learning centers in 12 cities as of December 31, 2009 and 49 learning centers in 15 cities as of June 30, 2010. In addition, we have one directly operated Global Kids English learning center, three directly operated Global Kids Science learning centers, nine directly operated learning centers dedicated to French and other non-English languages, and four directly operated learning centers dedicated to after-school tutoring programs.

We expand our network of directly operated learning centers primarily through establishing new learning centers, primarily in cities where we already have a presence and by selectively acquiring successful franchisees. We strategically locate our learning centers in areas with target student populations, and the availability and rental rates of such sites may impact the revenues and operating margin of the learning center. We generally incur capital expenditures ranging from RMB150,000 to RMB300,000 per new learning center, depending on its size and geographic location. These capital expenditures principally relate to renovation of premises and purchase of office equipment. Historically, our newly established directly operated learning centers typically have been able to achieve positive cash flows within approximately six to nine months from opening depending on size and location. New learning centers established in cities where we have existing learning centers may in the short term attract students away from our existing learning centers in that city. As a result, a significant increase in newly established learning centers may temporarily result in lower average utilization rates for our overall learning center network and lower operating margins while they ramp up their operations and student enrollments. This effect is diminished when we acquire franchisees, as these learning centers will already have established operations and student enrollments.

Number of student enrollments in our courses.    Our revenues in any given period are significantly affected by the number of student enrollments at our directly operated learning centers and for our online courses. The long-term growth of our business is largely driven by our ability to attract students to our courses. In 2007, 2008, 2009 and the six months ended June 30, 2010, a majority of our student enrollments comprised enrollments in our online courses. Due to higher course fees for our IELTS preparation courses relative to our online courses, an increase in student enrollments at our directly operated learning centers will have a more significant impact on our revenues than a comparable increase in online student enrollments. Student enrollments are affected by a number of factors, including the general factors affecting demand described above, our brand recognition in the market, the success of our marketing efforts, the level of competition we face, the number of our learning centers and our ability to update and expand our course offerings to meet market demand. Student enrollment numbers are also affected by seasonal variations, with student enrollments typically significantly higher in the third quarter of each year than other quarters and lowest in the first quarter of each year.

Fees charged for our courses.    Our revenues and operating margin are affected by the amount of course fees we charge, which vary depending on, among other things, local market conditions, type and length of the course and teacher costs. By leveraging our brand recognition and leading position in China’s IELTS preparation market, we believe we are able to command premium pricing for our IELTS preparation courses. We adjust our course fees each year depending on a number of factors, including market demand, competition and changes in teacher costs. Our ability to increase our course fees relative to operating costs and expenses is significantly affected by the success of our brand-building efforts and maintaining high quality course delivery throughout our network of learning centers.

Our ability to expand our course offerings at our learning centers.    We are continuously developing new course offerings to meet changing student demands and reach additional student populations. We have expanded our IELTS preparation course offerings from 38 courses as of December 31, 2007 to 46 courses as of December 31, 2008, 49 courses as of December 31, 2009 and 69 courses as of June 30, 2010. We have also expanded our course offerings at our Global test preparation learning centers to include a range of non-IELTS test preparation courses, including TOEFL and SAT preparation courses, and other courses for English and foreign language training. By expanding our course offerings at our learning centers we are able to increase student enrollments and revenues and maximize utilization of our learning centers, thereby increasing our operating margin.

Growth of our online language training and test preparation and study abroad consulting businesses.    We have expanded our revenue base by offering online language training and test preparation courses and study abroad consulting services. The growth of revenues from our online language training and test preparation business is principally affected by the number of courses we offer and our ability to attract course enrollments for those courses. The number of online courses we offer increased from 305 as of December 31, 2007 to 317 as of December 31, 2008, 418 as of December 31, 2009 and 456 as of June 30, 2010. Our study abroad consulting business depends significantly on our brand recognition and the number of Chinese studying abroad.

Our ability to control our operating costs and expenses and improve operational efficiency.    Our profitability is significantly impacted by our operating costs and expenses, which comprise cost of revenues, selling and marketing expenses and general and administrative expenses. The main factors affecting our operating costs and expenses include teacher costs, the size of our learning center network and our selling and marketing efforts. During the period from 2007 to 2009, our operating costs and expenses grew significantly, in particular driven by costs and expenses relating to the rapid expansion of our learning center network and selling and marketing costs in relation to our brand-building efforts and implementation of our localized marketing strategy. We believe these efforts will allow us to maintain our leading position in the market and reduce our costs for attracting students going forward. We expect our selling and marketing expenses to increase roughly in line with the growth in our net revenues in 2010.

To improve our operating margins, we have adopted a number of measures to improve operational efficiency across our network. For example, in 2009 we launched a computerized enrollment system to timely track student enrollments and other relevant operating data across our network of directly operated learning centers. We will continue to upgrade existing and implement additional systems and measures and recruit qualified personnel to effectively manage and support our growth and maximize our learning center utilization and operating margin.

Net Revenues

We currently derive revenues from:

•

educational programs and services, primarily including language training and test preparation courses at our directly operated learning centers and our online language training and professional certification test preparation services; and

•	franchise fees, study abroad consulting services and sales of books and course materials.

Our net revenues are net of business tax and value-added tax. Our educational programs and services are subject to 3.3% business tax, while franchise fees and study abroad consulting services are subject to 5.0% and 5.5% business tax, respectively. Sales of books and course materials are subject to 17% value-added tax.

The following table sets forth a breakdown of our total net revenues for the periods indicated:

	For the Years Ended December 31,							For the Six Months Ended June 30,
	2007		2008		2009			2009		2010
	(In thousands, except for percentages)
	RMB	% of net revenues	RMB	% of net revenues	RMB	$	% of net revenues	RMB	% of net revenues	RMB	$	% of net revenues
Educational programs and services	82,742	85.5%	148,361	90.7%	229,491	33,840	93.2%	93,116	92.9%	124,253	18,322	93.5%
Franchise fees, study abroad consulting services and sales of books and course materials	14,043	14.5%	15,278	9.3%	16,739	2,468	6.8%	7,103	7.1%	8,579	1,265	6.5%

Total net revenues	96,785	100%	163,639	100%	246,230	36,309	100%	100,219	100%	132,832	19,587	100%

Educational Programs and Services

Net revenues from educational programs and services relate to net revenues generated from course fees for courses taught at our directly operated learning centers and our online courses. Course fees for courses at our learning centers accounted for 86.2%, 87.5%, 86.4%, 86.4% and 85.1% of our net revenues from educational programs and services in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. Course fees at our learning centers are generally paid in advance. Students are entitled to one trial class, with the course fee fully refundable if a student decides not to take the remainder of the course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period. Students may purchase a package of several courses, which generally discounts the individual course cost by around 20%. Consistent with market practice, a number of our test preparation courses guarantee that students will achieve certain score objectives, and if the student does not achieve the score objective, upon satisfaction of required class attendance, the student may retake courses at a substantial discount. Course fee refunds and course retakes did not have a significant impact on our net revenues in 2007, 2008, 2009 or the six months ended June 30, 2009 and 2010.

The upfront course fee is initially recorded as deferred revenue. The revenues are recognized proportionately over the term of the course based on classes attended, with revenues in relation to unattended classes recognized at the end of the course term. Package course programs are treated as a multiple-element arrangement, with revenues allocated to each individual course in the package based on its relative fair value and revenues for each individual course are recognized proportionately as the classes are attended.

Course fees from our online courses accounted for 13.8%, 12.5%, 13.6%, 13.6% and 14.9% of our net revenues from educational programs and services in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. Students of our online courses may pay course fees on a per-course basis through a number of commonly accepted methods, including cash, online payment or bank transfer, or by purchasing pre-paid cards that may be used for any of our online courses. Net revenues from online courses and pre-paid cards are initially recorded as deferred revenue upon receiving the upfront cash payment. For each online course, revenues are recognized over the period the course is available to the student, which generally is from the enrollment date to the completion of the relevant professional examination date. Upon the expiration date of the pre-paid card, we recognize the remaining unused value as revenue.

Historically, net revenues from our educational programs and services have been highest in the third quarter, primarily because many students enroll in our courses and programs during the summer months when traditional schools are on vacation. In response to this demand, we also schedule more classes per day during the summer months. We have generally experienced lower net revenues from our educational programs and services during the first quarter, primarily due to the Chinese New Year holiday, which falls in January or February each year.

The key factors affecting our net revenues from educational programs and services include student enrollments, the number of our directly operated learning centers, course fees and number of courses offered. The increase in our net revenues from educational programs and services from 2007 to June 30, 2010 was primarily driven by the increase in our student enrollments as demand for our IELTS and online courses increased and we expanded our network of directly operated learning centers and online course offerings.

Franchise Fees, Study Abroad Consulting Services and Sales of Books and Course Materials

We collect franchise fees for granting a franchisee an exclusive license to operate a set number of learning centers within a given geographic area. Franchise fees accounted for 11.0%, 3.5%, 2.3%, 2.7% and 2.8% of our total net revenues in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. Franchise fees vary significantly depending primarily on location and term of the franchise. Franchisees generally pay us a fixed franchise fee that varies by franchisee location. Prior to 2009, we entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisee paid us a fixed proportion of course fees collected from students. Since 2009, none of our franchise contracts have had revenue-sharing arrangements. The fixed fee is paid up-front or in installments. The terms of the franchise agreement are generally between one and three years. We provide various services to the franchises, including teacher training, marketing and customer support services. We recognize revenues from the fixed franchise fee either proportionately over the license period on a straight-line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured. Upon expiry of the franchise term, we have the sole discretion whether to renew the franchise agreement and renegotiate the franchise fees for a new franchise term. Franchise fees generally increase upon renewal of the franchise depending on the increase in size of the franchise’s operations. We expect franchise fees per franchise to grow in coming years as the initial terms of many of our franchises expire and we negotiate higher franchise fees for their renewal.

Our study abroad consulting services include services to assist students in identifying the countries, schools and courses of study that are most suitable for them, preparing and submitting application packages to target schools and obtaining the relevant visa. Service fees from our study abroad consulting services accounted for 3.2%, 3.8%, 2.6%, 1.6% and 2.7% of our total net revenues in 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, respectively. Consistent with market practice, these fees, excluding a small portion to cover our costs incurred, are generally refunded if the student’s application to study abroad is unsuccessful. We recognize revenues from study abroad consulting services upon completion of the services, which is upon the student’s acceptance by the school and receipt of the relevant visa.

Our net revenues from sales of books and course materials derive from sales of our textbooks, course materials and other publications online, through our learning centers and through third-party distributors as well as sales of course materials to our franchisees under our franchise contracts, which stipulate minimum quantities of course materials to be purchased annually. Sales of books and course materials accounted for 0.3%, 2.0%, 1.9%, 2.8% and 1.0% of our total net revenues in 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively. Net revenues from sales made through our learning centers and websites are recognized upon sale. Net revenues for sales made to distributors are recognized once the products are sold to the end customers. Net revenues from sales of course materials to our franchisees are recognized upon delivery.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling and marketing expenses and general administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2007		2008		2009			2009		2010
	(In thousands, except for percentages)
	RMB	% of net revenues	RMB	% of net revenues	RMB	$	% of net revenues	RMB	% of net revenues	RMB	$	% of net revenues
Total net revenues	96,785	100%	163,639	100%	246,230	36,309	100%	100,219	100%	132,832	19,587	100%
Cost of revenues	41,025	42.4%	65,159	39.8%	101,976	15,037	41.4%	43,864	43.8%	59,478	8,771	44.8%
Selling and marketing expenses	14,976	15.4%	34,020	20.8%	64,590	9,524	26.2%	28,164	28.1%	39,179	5,777	29.5%
General and administrative expenses	14,484	15.0%	21,166	12.9%	28,968	4,272	11.8%	12,848	12.8%	15,666	2,310	11.8%

Total operating costs and expenses	70,485	72.8%	120,345	73.5%	195,534	28,833	79.4%	84,876	84.7%	114,323	16,858	86.1%

Cost of Revenues

Our cost of revenues has primarily consisted of salary and benefits, rent payments and book and course material printing costs. Salary and benefits comprised a majority of our total cost of revenues in each of 2007,

2008 and 2009 and the six months ended June 30, 2009 and 2010. Salary and benefits primarily comprise of compensation and other benefits for our teachers. We have both full-time and part-time teachers. Our teachers’ compensation and benefits primarily consist of base salaries (for full-time teachers), teaching fees based on hourly rates and performance-linked bonuses based on student feedback and other factors. Salary and wage levels for our teachers are influenced by overall salary and price levels in China as well as the level of competition for high quality teachers. The increase in our cost of revenues during 2007, 2008 and 2009, and in the six months ended June 30, 2010 from the six months ended June 30, 2009 was primarily attributable to increased teacher headcount as we expanded our operations, along with modest increases in teacher wage rates. We did not experience significant wage inflation for our teachers between 2007 and June 30, 2010 and currently do not expect to experience it in the near future.

Rent payment for our directly operated learning centers and book and course material printing costs have constituted the second and third largest components of our cost of revenues, respectively. Our rent payments have increased along with the expansion of our network of directly operated learning centers, while our book and material printing costs have grown generally in line with growth in our net revenues.

Selling and Marketing Expenses

Our selling and marketing expenses have primarily consisted of expenses relating to advertising and promotional activities, salary and benefits of our sales and marketing personnel and commissions to sales agents, which principally include websites which refer students to us. Historically, advertising and promotional activities have generally been the largest component of our selling and marketing expenses. Our selling and marketing expenses have grown as a percentage of our net revenues as we have expanded our brand-building efforts, including print media, outdoor and online advertising and other marketing efforts in relation to our expanded course and service offerings, and increased marketing activities following SAIF’s investment in our company in 2006. The increased selling and marketing expenses were also partially attributable to increases in our sales and marketing activities and personnel at the regional level in 2008, 2009 and the six months ended June 30, 2010 in an effort to localize our marketing to more adequately respond to local market demands. We expect our selling and marketing expenses to increase generally in line with the growth in our net revenues in 2010.

General and Administrative Expenses

Our general and administrative expenses have primarily consisted of salary and benefits in relation to administrative and management functions, auditing and other professional services costs and other office-related expenses. Salary and benefits comprised a majority of our total general and administrative expenses in each of 2007, 2008 and 2009 and in the six months ended June 30, 2009 and 2010. Our general and administrative expenses have decreased as a percentage of our net revenues between 2007 and June 30, 2010. We expect our general and administrative expenses to increase in the near term in connection with the expansion of our business and costs associated with being a public company, including costs necessary to enhance our internal control over financial reporting to meet obligations under the Sarbanes-Oxley Act.

Share-based Compensation Expenses

We have granted certain options to purchase our ordinary shares to our directors, officers, school principals, teachers, other employees and outside consultants. As of December 31, 2007, 2008 and 2009 and June 30, 2010, options to purchase 1,775,351, 2,410,460, 2,462,460 and 4,616,929 ordinary shares, respectively, were outstanding, including options to purchase 768,699, 1,188,256, 1,705,883 and 1,828,274 shares, respectively, that were legally vested.

In 2007, 2008, 2009 and the six months ended June 30, 2010, we recognized share-based compensation expenses totaling RMB0.5 million, RMB2.1 million, RMB1.4 million ($0.2 million) and RMB2.2 million ($0.3 million), respectively, all of which were related to option grants to our directors, officers, school principals, teachers, other employees and outside consultants. Such costs are included in cost of revenues, sales and marketing expenses and general and administrative expenses, and are associated with the expensing of vested options. As of June 30, 2010, we had RMB11.5 million ($1.7 million) of total unrecognized share-based compensation expenses, related to unvested share-based awards for which services had not been provided, with the cost expected to be recognized over a weighted average period of 3.3 years. On September 1, 2010, we granted options to purchase 2,458,030 ordinary shares and authorized the issuance of 30,502 restricted shares, and plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future. For more information, see “—Critical Accounting Policies—Share-based Compensation.”

Acquisitions

Acquisitions of Our Franchised Learning Centers

Selectively acquiring our most successful franchises is an important part of our growth strategy. Each franchisee establishes a school, which acts as the legal entity and administrative center operating that franchisee’s franchised learning centers. Upon completion of an acquisition of a franchise, which occurs when legal title to the franchise school is transferred to us, we directly operate the school and consolidate its results of operations in our consolidated financial statements. We completed the acquisitions of our Chengdu and Chongqing franchises in 2008. We completed the acquisition of our Shenyang in January 2010, and our Xi’an and Hangzhou franchises in March 2010. Following acquisition of a franchise, we generally expand the operations of the school significantly and provide additional marketing, training and other operational support to the acquired learning centers. The consideration we pay for the franchise acquisitions generally includes both cash payment and issuance of our ordinary shares. We sometimes require that the consideration be proportionately refundable if the acquired school does not achieve certain pre-determined performance targets.

Acquisition of Chongqing and Chengdu franchises.    In January 2008, we entered into a series of agreements with the owner of our Chongqing and Chengdu franchises to acquire the entire equity interest of those franchise schools. As consideration for the acquisitions, we paid an aggregate of RMB2.5 million in cash and issued 611,388 of our ordinary shares to the sellers. The acquisitions were completed in January 2008. For both acquisitions, the consideration was proportionately refundable through cash refund and our repurchase of the ordinary shares issued to the seller for par value if either of the schools failed to achieve its pre-determined profit target for 2008 as stipulated in the purchase agreements, which was RMB1.5 million for our Chongqing franchise and RMB3.0 million for our Chengdu franchise. The respective profit targets were met and no refund was made.

Acquisition of Xi’an franchise.    In October 2008, we entered into a series of agreements with the owners of our Xi’an franchise to acquire the entire equity interest of that franchise school. As consideration for the acquisition, we paid an aggregate of RMB2.3 million in cash and issued 326,631 of our ordinary shares to the sellers. The acquisition was completed in March 2010. The consideration was proportionately refundable through our repurchase of our shares issued to the sellers for par value if the school failed to achieve its pre-determined profit target of RMB2.1 million for 2008 as stipulated in the purchase agreements. The profit target was met and no refund was made.

Acquisition of Hangzhou franchise.    In January 2009, we entered into a series of agreements with the owner of our Hangzhou franchise to acquire the entire equity interest of that franchise school. As consideration for the acquisition, we paid an aggregate of RMB2.6 million in cash and issued 375,381 of our ordinary shares to the seller. We completed the acquisition in March 2010.

Acquisition of Shenyang franchise.    In August 2009, we entered into a series of agreements with the owner of our Shenyang franchise to acquire the entire equity interest of that franchise school. As consideration for the acquisition, we paid an aggregate of RMB1.9 million in cash and issued 1,027,006 of our ordinary shares to the seller. We completed the acquisition in January 2010. The consideration is proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the school fails to achieve its pre-determined profit target of RMB10.3 million for the period from August 1, 2009 to July 31, 2011 as stipulated in the purchase agreements. The ordinary shares issued to the seller are being held in escrow to facilitate the potential refund. These shares are considered contingent share consideration, and until the end of the earnout period for the acquisition, these shares will be recognized as a liability with the change in fair value to be recorded in our earnings.

Acquisition of Dalian franchise.    In June 2010, we entered into a series of agreements with the owner of our Dalian franchise to acquire the entire equity interest of that franchise school for aggregate consideration of RMB8.1 million in cash and 959,564 of our ordinary shares. We paid RMB1.6 million of such consideration in August 2010 and expect to pay the remainder within 12 months from consummation of acquisition. The share portion of the consideration will be proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the Dalian franchise fails to achieve its pre-determined profit target of RMB4.9 million in 2010 or RMB5.9 million in 2011 as stipulated in the purchase agreements. The ordinary shares to be issued to the seller will be held in escrow to facilitate the potential refund. The purchase agreements are cancellable at our sole discretion if the acquisition does not close by September 30, 2010.

Acquisition of Wuhan franchise.    In August 2010, we entered into a series of agreements with the owner of our Wuhan franchise to acquire the entire equity interest of that franchise school for aggregate consideration of RMB1.4 million in cash and 416,883 of our ordinary shares. To date, we have paid RMB0.2 million of such consideration. The share portion of the consideration will be proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the Wuhan franchise fails to achieve its pre-determined profit target of RMB4.4 million or RMB3.8 million, depending on the composition of management at the franchise school, for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares to be issued to the seller will be held in escrow to facilitate the potential refund. The purchase agreements are cancellable at our sole discretion if the acquisition does not close by October 30, 2010.

Other Acquisitions

In February 2010, we entered into a series of agreements with two independent third parties to acquire the entire equity interest in Shanghai Mingxuanhang Technology Consulting Co., Ltd, which owns Shanghai Kaiyu Cultural and Business Training Center, or Kaiyu Foreign Languages Center, a language training school based in Shanghai specializing in French and other non-English language training courses, and a related trademark for aggregate consideration of RMB8.0 million in cash and 536,099 of our ordinary shares. We have paid RMB6.0 million of such consideration. The share portion of the consideration is proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if Kaiyu Foreign Languages Center fails to achieve its pre-determined profit target of RMB8.2 million for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares issued to the seller are being held in escrow to facilitate the potential refund. These shares are considered contingent share consideration, and until the end of the earnout period for the acquisition, these shares will be recognized as a liability with the change in fair value to be recorded in our earnings. We completed the acquisition in May 2010.

Taxation

Cayman Islands

We are not subject to Cayman Islands tax on our income or capital gains. Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Neither we nor Sunnykey, our British Virgin Islands subsidiary, is subject to British Virgin Islands tax on income or capital gains. Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Global Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-souced dividends and capital gains. Payment of dividends is not subject to withholding tax in Hong Kong.

China

Enterprise income tax.    Our subsidiaries and affiliates in China are subject to Enterprise Income Tax, or EIT, in China. Prior to January 1, 2008, under applicable PRC tax laws, our subsidiaries and affiliated entities are generally subject to EIT at a statutory rate 33%, which comprises 30% national income tax and 3% local income tax. However, certain types of foreign-invested enterprises and high or new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Our wholly owned subsidiary in China, Beijing Global Education was a certified “new technology enterprise” established in a high-tech zone, and was therefore entitled to a three-year exemption from EIT for a period from 2007 to 2009, and a 50% EIT rate reduction for another three years. Shanghai Global Career, as a newly established company engaged in education, was granted an EIT exemption in 2007. In addition, tax treatment for private schools varies across different cities in China. Some of our PRC subsidiaries and other affiliated entities enjoyed special tax treatments and were subject to EIT on a deemed profit basis.

On March 16, 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective from January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. In addition, the New EIT Law and its implementing rules permit qualified “high and new technology enterprises”, or HNTEs, to enjoy a reduced EIT rate of 15%. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. See “Risk Factors—Risk Factors Relating to Doing Business in China—The increase in the PRC enterprise income tax and the discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.”

A summary of the tax treatments available to our PRC subsidiaries and affiliated entities as of June 30, 2010 is as follows:

•

Beijing Global Education, as an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its unexpired tax term holiday under the phase-out rules. In addition, Beijing Global Education was qualified as a HNTE under the New EIT Law in 2008 and will be entitled to the reduced EIT rate of 15%. Accordingly, Beijing Global Education was entitled to a three-year exemption from 2007 to 2009, and will be subject to a 7.5% EIT rate for 2010 to 2012. However, due to a new tax Circular 157 issued by the PRC tax authorities in April 2010, there is no assurance that the 7.5% EIT rate for Beijing Global Education for years of 2010 to 2012 will be accepted by the PRC tax authorities in the future. See “Risk Factors—Risk Factors Relating to Doing Business in China—The increase in the PRC enterprise income tax and the discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.”

•	Shanghai Global Career, as a newly established company engaged in education, was entitled to EIT exemption in 2007, and was subject to the standard 25% EIT rate in 2008 and thereafter.

•

Wuhu Zhongshi Consulting Co. Ltd., or Wuhu Study Abroad Consulting and Beijing Zhuo Er Ying Cai Culture Distribution Co., Ltd., or Global Zhuoer Publishing, were entitled to a preferential EIT rate of 27% as a Small Low-profit Enterprise in 2007, and subject to the standard EIT rate of 25% in 2008 and thereafter.

•	Guangzhou School was subject to a deemed profit rate of 10% on gross revenue and EIT rate of 33% on taxable income in 2007 and the standard EIT rate of 25% thereafter.

•

Changsha School was subject to a deemed profit rate of 7% on gross revenue and a preferential EIT rate of 18% as a Small Low-profit Enterprise for 2007, and a deemed profit rate of 10% on gross revenue and the standard EIT rate of 25% on taxable income for 2008 and 2009. It will be subject to the standard EIT rate of 25% based on its actual profits in 2010 and thereafter.

•

Suzhou Global was subject to a deemed profit rate of 20% on gross revenue and the standard EIT rate of 25% for 2008 and 2009. Wuxi Global was subject to a deemed profit rate of 15% on gross revenue and the standard EIT rate of 25% on taxable income for 2009.

•

Suzhou School and Tianjin School were subject to a deemed profit rate of 10% on gross revenue and the standard EIT rate of 25% in 2009. Shenzhen School was subject to a deemed profit rate of 10% on a cost-plus basis and the standard EIT rate of 25% on taxable income for 2009. Suzhou School and Shenzhen School will be subject to the standard EIT rate of 25% based on their actual profits in 2010 and thereafter.

•	Shenyang School was newly acquired by us in 2010. It is subject to a deemed profit rate of 20% on gross revenue and the standard EIT rate of 25% in 2010.

•	Our other subsidiaries and affiliated entities in China were subject to the statutory EIT rate of 33% on taxable income prior to January 1, 2008 and the standard EIT rate of 25% thereafter.

Withholding tax.    As a holding company, substantially all of our income may be derived from dividends we receive from Beijing Global Education and Shanghai Global Elite. The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Business tax and value-added tax.    Our PRC operations are subject to business tax and other sale related surcharges at the rate of 3.3% or 5.5% for educational programs and services, 5.0% for franchise fees and 5.5% for study abroad consulting services as permitted by the PRC tax laws. In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the invoiced value of sales of books and training materials and is payable by the purchaser. The VAT rate for sales of books and training materials is 17%. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of December 31, 2007, 2008 and 2009, and as of June 30, 2010, there was no such VAT recoverable balance in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses and contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service been performed, the price is fixed or determinable and collection is reasonably assured. Revenues presented in the consolidated statements of operations include revenues from educational programs and services, and franchise fees, study abroad consulting services and sales of books and course materials.

Educational programs and services.    Educational programs and services consist of test preparation and language training courses. The course fee is generally paid in advance and is initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships, business taxes and related surcharges, and course fee refunds. We recognize revenue in relation to unattended classes at the end of the course term. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds have been insignificant in 2007, 2008 and 2009 and in the six months ended June 30, 2010.

In addition to regular courses, we also provide a package of regular courses to students, which consists of several regular courses that have individual fair value to the students. Pursuant to the applicable accounting guidance, we have accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from course package to each individual course in the package based on its relative fair value. We recognize revenue equal to the fair value allocated to individual course proportionately as the classes are attended.

Certain of our test preparation courses grant students a right to retake the courses at a substantial discount in the circumstances where the students fail to achieve certain score targets. The discount arrangement has a standalone value and qualifies as a separate unit of accounting under U.S. GAAP. Therefore, we have accounted for those test preparation courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on our historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of the initial course term.

We also sell pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized over the period the online course is available to the student, which generally is from the enrolment date to the completion of the relevant professional examination date. At the expiration date of the pre-paid card, which is normally two years from the date of the sale of the pre-paid cards, we will recognize the remaining deferred revenue amount as revenue.

Franchise fees, study abroad consulting services and sales of books and course materials.    We grant franchise schools the right to use our brand name to operate training centers by charging a fixed franchise fee over the licensed period. Prior to 2009, we entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisee paid us a fixed proportion of course fees collected from students. We do not charge an initial franchise fee. In consideration of the fixed franchise fees, we provide various services to franchises, including teacher training and marketing and customer support services during the license period.

Therefore, we recognize revenue either proportionately over the license period on a straight-line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured.

We provide study abroad consulting services to students. We charge each student a fee based on the scope of the consulting services as requested by the student and recognizes revenue when the services have been rendered.

We sell books or course materials either through our own book stores and websites or through third party distributors. Revenue from sales made through our book stores and websites is recognized upon sales to customers. Revenue for sales made by distributors is recognized once the products are sold to the end customers.

Share-based Compensation

Share-based compensation for awards granted to employees is measured based on the fair value of the equity instrument at the grant date, and is recognized as expense over the employees’ requisite service period of the award on a straight-line basis. For awards with performance conditions, share-based compensation is recognized when it is probable that the performance targets become achievable.

Share-based compensation for awards granted to non-employees is measured at the earlier of the commitment date or the date the services are completed and is recognized as compensation expense over the period the service is provided. These awards are remeasured at each reporting date using their fair value at each period end, and the changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation cost.

If the equity instrument is modified after the grant date, additional compensation expenses may be recognized, in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before the modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the options.

We estimated the fair value of our share options at the respective grant dates or modification date using the Black-Scholes option pricing valuation model, or Black-Scholes model, with the assistance of an unrelated and independent valuation firm. Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected term of our share options;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary shares at the grant date.

Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on the historical volatilities of eight comparable publicly traded companies engaged in similar lines of business over the periods equal to the expected term of our share options as of each of the respective grant dates. Had we used different estimates of volatility, the allocation between preferred and ordinary shares would have been different. The risk-free interest rate was based on the market yield of China international government bonds denominated in U.S. dollars with maturity terms equal to the expected term of the options. Due to insufficient historical information, giving consideration to the contractual terms of our share options, we adopted the simplified method for estimating the expected term to represent the period that our share options are expected to be outstanding. The dividend yield was estimated to be zero.

The estimated fair value of our ordinary shares as of the respective grant dates was determined based on valuations performed by our management with the assistance of American Appraisal. Specifically, the estimated per share fair value of our ordinary shares as of (i) July 1, 2009, (ii) January 1, 2010, (iii) February 1, 2010, (iv) March 1, 2010, (v) April 1, 2010, (vi) April 15, 2010, (vii) May 1, 2010 and (viii) June 30, 2010 was $1.53, $1.77, $1.79, $1.79, $1.80, $1.88, $1.98 and $2.33 respectively. The number of options granted on July 1, 2009, January 1, 2010, February 1, 2010, March 1, 2010, April 1, 2010, April 15, 2010, May 1, 2010 and June 30, 2010 were 90,000, 2,100,396, 47,000, 128,000, 34,010, 70,000, 28,945 and nil, respectively, and their intrinsic value for the respective grant dates was nil.

To the extent our capital structure was comprised of ordinary shares and preferred shares as of a grant date, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the American Institute Certified Public Accountants (AICPA) Audit and Accounting Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. This method treats the ordinary shares and preferred shares as call options on the enterprise’s value, with exercise price based on the liquidation preference and redemption amount of the preferred shares. The option pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

Valuation of equity on July 1, 2009. The fair value of our share options granted on July 1, 2009 was determined based on the fair value of our ordinary shares as of that day. The fair value of our ordinary shares was determined based on our best estimation regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects as of July 1, 2009. The fair value of our ordinary shares as of July 1, 2009 was estimated to be $1.53 per share.

Valuation of equity on January 1, 2010. The fair value of our ordinary shares as of January 1, 2010 was estimated to be $1.77 per share. The increase in our ordinary share value from $1.53 per share as of July 1, 2009 to $1.77 per share as of January 1, 2010 was primarily due to the fact that we completed the acquisition of 100% equity interest in our Shenyang franchise on January 1, 2010 and the expectation that we would successfully complete the acquisitions of our Hangzhou franchise and our Xi’an franchise in the first quarter of 2010. We anticipated that these acquisitions would increase our scale, geographic presence, expand our capabilities and continue to be a significant source of revenue growth. In view of the above, as of January 1, 2010, we adjusted upward our estimated net income and cash flow of future periods to account for the effect of these acquisitions.

Valuation of equity on February 1, 2010. The fair value of our ordinary shares as of February 1, 2010 was estimated to be $1.79 per share. The increase in our ordinary share value from $1.77 per share as of January 1, 2010 to $1.79 per share as of February 1, 2010 was primarily due to the fact that on February 1, 2010, we and SAIF entered into an agreement to modify the terms of the series A preferred shares pursuant to which the redemption price of the series A preferred shares was revised from 150% to 100% of its original issue price. As a result of the modification, a higher percentage of our equity value is allocated to our ordinary shares.

Valuation of equity on March 1, 2010. As we believe that there were no material changes in our operations between February 1, 2010 and March 1, 2010 that would materially impact the fair value of our total equity, we have determined that the fair value of our share options granted on March 1, 2010 was $1.79 per share, the same as it was as of February 1, 2010.

Valuation of equity on April 1, 2010, April 15, 2010, May 1, 2010 and June 30, 2010. The fair value of our ordinary shares as of April 1, 2010, April 15, 2010, and May 1, 2010 were estimated to be $1.80 per share, $1.88 per share, $1.98 per share, and $2.33 per share, respectively. Since the number of options awarded as of

April 1, 2010, April 15, 2010, and May 1, 2010, were relatively insignificant and within a relatively short period of time, we determined the fair value of our ordinary shares on the assumption that the fair value of our ordinary shares increased linearly from $1.79 per share to $2.33 per share as of March 1, 2010 to June 30, 2010. The increase in our ordinary share fair value from $1.79 per share to $2.33 per share as of March 1, 2010 to June 30, 2010 was primarily due to:

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We completed the acquisition of 100% equity interest in Kaiyu Foreign Languages Center and entered into a series of agreements to acquire 100% equity interest in our Dalian franchise. We anticipated that the acquisition would further increase our scale, geographic presence, expand our programs and service offerings and continue to be a significant source of revenue growth. In view of the above, as of June 30, 2010, we adjusted upward our estimated net income and cash flow of future periods to account for the effect of the acquisition.

•

We confidentially submitted our registration statement on Form F-1 to the SEC in April 2010. The proximity of this offering increases the liquidity of our shares and therefore lowers DLOM from 11% as of February 2010 to 8% as of June 2010.

•

With consideration of the continuous growth of our company size and proximity of this offering, we also lowered the discount rate used for valuation of our ordinary shares from 19.5% to 18.0% to reflect the decrease in market participants’ required rate of return for investing in our shares.

Valuation of equity on September 1, 2010. In the determination of the fair value of options granted on September 1, 2010, the fair value of the underlying ordinary shares was estimated to be $            , based on the estimated price range of this offering. The increase in fair value of our ordinary shares from $2.33 per share as of June 30, 2010 to the mid-point of the estimated price range of this offering was primarily due to:

•	On August 3, 2010, we entered into a series of agreements to acquire 100% of the equity interest in our Wuhan franchise.

•	The proximity of the impending launch of this offering, which will provide us with additional capital, enhance our access to capital to grow our business and raise our profile;

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We have further strengthened our financial reporting, accounting, and budgeting processes. In anticipation of this offering, we have strengthened our corporate governance by forming an audit committee, a compensation committee and a nominations committee and adopted a code of business conduct and ethics. We will also be required to comply with Section 404 of the Sarbanes-Oxley Act in 2011. As a result, we have implemented and will continue to implement, a number of internal control policies and measures; and

•	The initial public offering will create a public market for our ordinary shares, which will eliminate the discount previously applied for lack of marketability.

The following discussion sets forth the significant factors considered and key assumptions and methodologies used in valuations of our ordinary shares on July 1, 2009, January 1, 2010, February 1, 2010 and June 30, 2010.

Significant factors considered. Determining the fair value of our ordinary shares required us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. The significant factors considered include the following:

•	our financial and operating results;

•	the assumptions and basis of our financial projections;

•	the nature of our business since our inception;

•	the stage of development of our operations;

•	our business plan and risks;

•	the nature and prospects of the education industry in China;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market; and

•	the market-derived investment returns of entities engaged in the education businesses.

Methodologies and key assumptions. To determine the fair value of our ordinary shares as of July 1, 2009, January 1, 2010 and February 1, 2010, we used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach, and assigned equal weighting to these two approaches because we considered the results derived by these two approaches to be equally representative. From March 31, 2010 to June 30, 2010, the market capitalizations of eight selected comparable companies in the education business, on average, declined by 8%. The downward trend of market capitalization of comparable companies was partially attributable to market sentiment in the US capital markets. For example, the NYSE Composite Index decreased from 7,447.80 as of March 31, 2010 to 6,469.65 as of June 30, 2010. The NASDAQ Composite Index decreased from 2,397.96 as of March 31, 2010 to 2,109.24 as of June 30, 2010. On the other hand, during this period, we completed the acquisition of Kaiyu Foreign Languages Center and completed our first confidential submission of the F-1 registration statement in anticipation of an initial public offering in the United States. We believe that these milestone events will increase our future cash flow, increase the liquidity of our shares and reduce our cost of capital, resulting in an increase in the value of our ordinary shares as derived from discounted cash flow analysis. In view of the above, we believe that the market approach is not appropriate for determination of the fair value of our shares as of June 30, 2010 because the trend of market capitalization of comparable companies did not reflect the impact of these events on the fair value of our shares.

For the market approach, we considered the market profile and performance of eight guideline companies engaged in education industry and used such information to derive market multiples. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the education industry, the guideline companies were selected with consideration of the following factors : (i) the comparable companies should operate education businesses; (ii) the comparable companies should have a history of profitability for which the market approach could have indicated value; and (iii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or are publicly listed comparable companies in the United States, as we plan to become a U.S. public company. We then calculated the following two multiples for the guideline companies, enterprise value to sales multiple and enterprise value to earnings before interest, tax, depreciation and amortization. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, we made price multiple adjustments.

For the income approach, we utilized DCF analysis based on our projected cash flow from each measurement date through the subsequent five to six years. The projected cash flow and estimation include, among other things, analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates which had been determined to be 20%, 20%, 19.5% and 18% as of July 2009, January 2010, February 2010 and June 2010, respectively. The discount rates were based on estimated market required rates of return for investing in our company, which were derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. Under the Capital Asset Pricing Model, the discount rate was determined with consideration of: the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no readily public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 12%, 12%, 11%, and 8% was used for valuation of our ordinary shares, as of July 2009, January 2010, February 2010 and June 2010, respectively.

In addition, we made other assumptions in assessing the fair value of our ordinary shares, including the following:

•	that no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the education industry in China;

•	that no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	that exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	that our future growth will not be constrained by lack of funding;

•	that we have the ability to retain competent management and key personnel to support our ongoing operations; and

•	that industry trends and market conditions for the education and related industries will not deviate significantly from current forecasts.

Acquisition

We apply purchase method of accounting to account for our acquisitions. We determine the acquisition date based on the date at which all required licenses were transferred to us and we obtained control of the acquiree.

Purchase consideration generally consists of cash, contingent consideration, and equity securities. In estimating the fair value of equity compensation, we considered both income and market approach and selected the methodology that is most indicative of our fair value in an orderly transaction between market participants as of the measurement date. Under the market approach, we utilize publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value our equity securities. Under the income approach, we determine the fair value of our equity securities based on estimated future cash flow discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn. We base the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast using a terminal value based on the perpetuity growth model.

The identifiable assets acquired and liabilities and contingent liabilities assumed in a business acquisition are measured initially at fair value at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

We are responsible for determining the fair value of the contingent consideration, equity issued, assets acquired, liabilities assumed and intangibles identified as of acquisition date. We will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date.

We have collected service fees from certain of our pending acquirees. We will account for the service fees as a deduction from the purchase price upon consummation of the acquisitions.

Goodwill

Goodwill represents the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to reporting units that are expected to benefit from the business combination in which the goodwill arose for the purpose of impairment testing. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value. We have determined that the reporting units for testing goodwill impairment are the operating segments that constitute a business for which discrete financial information is available and for which management regularly reviews the operating results.

We estimate the fair value of our reporting units using discounted cash flow valuation models. There are inherent limitations in any estimation technique and a minor change in the assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, shareholder’s equity and net income or loss.

We perform impairment test on November 30 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. No impairment loss was recognized for all periods presented.

Intangible assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

The costs of determinable-lived intangible assets are amortized to expense over their estimated life and stated at cost (fair value at acquisition) less accumulated amortization. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually on November 30 of each year, or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We reassess indefinite-lived intangible assets at each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations along with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2007		2008		2009			2009		2010
	(In thousands, except for percentages)
	RMB	% of net revenues	RMB	% of net revenues	RMB	$	% of net revenues	RMB	% of net revenues	RMB	$	% of net revenues
Net revenues:
Educational programs and services	82,742	85.5%	148,361	90.7%	229,491	33,841	93.2%	93,116	92.9%	124,253	18,322	93.5%
Franchise fees, study abroad consulting services and sales of books and course materials	14,043	14.5%	15,278	9.3%	16,739	2,468	6.8%	7,103	7.1%	8,579	1,265	6.5%

Total net revenues	96,785	100%	163,639	100%	246,230	36,309	100%	100,219	100%	132,832	19,587	100%

Operating costs and expenses:
Cost of revenues	(41,025)	42.4%	(65,159)	39.8%	(101,976)	(15,037)	41.4%	(43,864)	43.8%	(59,478)	(8,771)	44.8%
Selling and marketing expenses	(14,976)	15.4%	(34,020)	20.8%	(64,590)	(9,524)	26.2%	(28,164)	28.1%	(39,179)	(5,777)	29.5%
General and administrative expenses	(14,484)	15.0%	(21,166)	12.9%	(28,968)	(4,272)	11.8%	(12,848)	12.8%	(15,666)	(2,310)	11.8%

Total operating costs and expenses	(70,485)	72.8%	(120,345)	73.5%	(195,534)	(28,833)	79.4%	(84,876)	84.7%	(114,323)	(16,858)	86.1%

Operating income	26,300	27.2%	43,294	26.5%	50,696	7,476	20.6%	15,343	15.3%	18,509	2,729	13.9%
Interest income	8,225	8.5%	2,358	1.4%	5,510	813	2.2%	2,175	2.2%	3,224	475	2.4%
Investment income	70	0.1%	3,876	2.4%	3,833	565	1.6%	3,833	3.8%	—	—	0.0%
Foreign exchange losses, net	(10,031)	10.4%	(4,472)	2.7%	(119)	(18)	0.0%	10	0.0%	(100)	(15)	0.1%
Other income/(expenses), net	(182)	0.2%	396	0.2%	461	68	0.1%	198	0.2%	(254)	(37)	0.2%
Fair value change in contingent consideration payable	—	—	—	—	—	—	—	—	—	(3,915)	(577)	2.9%

Income before income taxes	24,382	25.2%	45,452	27.8%	60,381	8,904	24.5%	21,559	21.5%	17,464	2,575	13.1%
Income tax expense	(1,181)	1.2%	(3,851)	2.4%	(4,778)	(705)	1.9%	(1,403)	1.4%	(2,485)	(366)	1.8%

Net income	23,201	24.0%	41,601	25.4%	55,603	8,199	22.6%	20,156	20.1%	14,979	2,209	11.3%
Non-controlling interest	138	0.1%	60	0.1%	—	—	—	—	—	—	—	—

Net income attributable to Global Education & Technology Group Limited	23,339	24.1%	41,661	25.5%	55,603	8,199	22.6%	20,156	20.1%	14,979	2,209	11.3%

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Net Revenues

Our net revenues increased by RMB32.6 million, or 32.5%, to RMB132.8 million ($19.6 million) in the six months ended June 30, 2010 from RMB100.2 million in the six months ended June 30, 2009, driven primarily by an increase in net revenues from our educational programs and services.

Educational programs and services. Our net revenues from educational programs and services increased by RMB31.1 million, or 33.4%, to RMB124.2 million ($18.3 million) in the six months ended June 30, 2010 from RMB93.1 million in the six months ended June 30, 2009, driven primarily by an increase in student enrollments both at our directly operated learning centers and for our online courses. Our total student enrollments increased to 419,545 in the six months ended June 30, 2010 from 321,319 in the six months ended June 30, 2009. Our net revenues from courses at our directly operated learning centers increased to RMB105.7 million ($15.6 million) in the six months ended June 30, 2010 from RMB80.5 million in the six months ended June 30, 2009 as our network of directly operated learning centers grew to 66 as of June 30, 2010 from 42 as of June 30, 2009. Net revenues from cities where we already had directly operated learning centers as of June 30, 2009 increased by RMB19.1 million from the six months ended June 30, 2009 to the six months ended June 30, 2010, while cities in which we first established directly operated learning centers since July 1, 2009 contributed RMB6.1 million ($0.9 million) in net revenues in the six months ended June 30, 2010. Our net revenues from online courses increased to RMB18.5 million ($2.7 million) in the six months ended June 30, 2010 from RMB12.6 million in the six months ended June 30, 2009, primarily driven by an increase in the number of student enrollments in our online courses as we increased the number of online courses we offered to 456 as of June 30, 2010 from 418 as of June 30, 2009, primarily relating to our professional certification test preparation courses.

Franchise fees, study abroad consulting services and sales of books and course materials. Our net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by RMB1.5 million, or 21.1%, to RMB8.6 million ($1.3 million) in the six months ended June 30, 2010 from RMB7.1 million in the six months ended June 30, 2009, primarily due to an increase in net revenues from study abroad consulting services to RMB3.6 million ($0.5 million) from RMB1.7 million due to our efforts to grow this business.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB29.4 million, or 34.6%, to RMB114.3 million ($16.9 million) in the six months ended June 30, 2010 from RMB84.9 million in the six months ended June 30, 2009, primarily due to increased costs and expenses related to the expansion of our network of directly operated learning centers and increased selling and marketing efforts, especially in relation to our educational programs and services as we expanded our learning center network and online course offerings.

Cost of revenues. Our cost of revenues increased by RMB15.6 million, or 35.5%, to RMB59.5 million ($8.8 million) in the six months ended June 30, 2010 from RMB43.9 million in the six months ended June 30, 2009, primarily due to increases in salaries and benefits and rent payments. Our salaries and benefits costs attributable to cost of revenues increased to RMB35.0 million ($5.2 million) in the six months ended June 30, 2010 from RMB26.1 million in the six months ended June 30, 2009 as the number of teachers at our directly operated learning centers increased to 720 as of June 30, 2010 from 424 as of June 30, 2009. Our rent payments increased to RMB13.2 million ($2.0 million) in the six months ended June 30, 2010 from RMB7.9 million in the six months ended June 30, 2009, primarily due to the increase in the number of our directly operated learning centers.

Selling and marketing expenses. Our selling and marketing expenses increased by RMB11.0 million, or 39.0%, to RMB39.2 million ($5.8 million) in the six months ended June 30, 2010 from RMB28.2 million in the six months ended June 30, 2009, primarily due to increased expenses relating to advertising and promotional activities, salaries and benefits of our sales and marketing personnel and commissions to sales agents, principally including websites which refer students to us.

General and administrative expenses. Our general and administrative expenses increased by RMB2.9 million, or 22.7%, to RMB15.7 million ($2.3 million) in the six months ended June 30, 2010 from RMB12.8 million in the six months ended June 30, 2009, primarily due to an increase in our salary and benefits relating to our administrative and management functions as our learning center network and overall operations grew.

Interest Income and Investment Income

Our interest income increased by RMB1.0 million, or 45.5%, to RMB3.2 million ($0.5 million) in the six months ended June 30, 2010 from RMB2.2 million in the six months ended June 30, 2009, primarily due to a significant increase in our demand deposits and term deposits as we shifted funds from short-term investments to demand deposits and term deposits to provide guaranteed returns and greater flexibility in using the funds. For the same reason, our investment income, which comprised returns on our short-term investments, decreased to nil in the six months ended June 30, 2010 from RMB3.8 million in the six months ended June 30, 2009.

Foreign Exchange Losses, Net

We incurred net foreign exchange losses, which reflected the effect of changes to the value in Renminbi terms of the portion of our assets denominated in U.S. dollars of RMB0.1 million ($15,000) in the six months ended June 30, 2010 as compared to a foreign exchange gain of RMB10,000 in the six months ended June 30, 2009 due to the modest appreciation of the Renminbi against the U.S. dollar in the first six months of 2010.

Fair Value Change in Consideration Payable

We recorded a charge of RMB3.9 million ($0.6 million) in the six months ended June 30, 2010 due to the change in fair value of contingent consideration payable for our acquisition of our Shenyang franchise. Our ordinary shares issued to the seller as part of the consideration for this acquisition are being held in an escrow account, and are proportionately refundable to us in the event our Shenyang franchise fails to achieve its pre-determined profit performance targets for the applicable earn-out period. Therefore, the shares are considered as contingent consideration and recognized as a liability with the change in fair value to be recorded in our earnings until settlement.

Income Tax Expense

Our income tax expense increased to RMB2.5 million ($0.4 million) in the six months ended June 30, 2010 from RMB1.4 million in the six months ended June 30, 2009 due to an increase in the EIT rate of Beijing Global Education as its three-year tax exemption status expired at the end of 2009 and it became subject to an 7.5% EIT rate in 2010.

Net Income Attributable to Global Education & Technology Group Limited

As a result of the above factors, net income attributable to Global Education & Technology Group Limited decreased by RMB5.2 million, or 25.7%, to RMB15.0 million ($2.2 million) in the six months ended June 30, 2010 from RMB20.2 million in the six months ended June 30, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues

Our net revenues increased by RMB82.6 million, or 50.5%, to RMB246.2 million ($36.3 million) in 2009 from RMB163.6 million in 2008, driven primarily by an increase in net revenues from our educational programs and services.

Educational programs and services.    Our net revenues from educational programs and services increased by RMB81.1 million, or 54.6%, to RMB229.5 million ($33.8 million) in 2009 from RMB148.4 million in 2008, driven primarily by an increase in student enrollments both at our directly operated learning centers and for our online courses. Our net revenues from courses at our directly operated learning centers increased to RMB198.3 million ($29.2 million) in 2009 from RMB129.9 million in 2008 as our network of directly operated learning centers grew to 47 as of December 31, 2009 from 30 as of December 31, 2008, contributing to increased student enrollments. Net revenues from cities where we already had directly operated learning centers at the end of 2008 increased by RMB61.1 million from 2008 to 2009, while cities in which we first established directly operated learning centers during 2009 contributed RMB7.3 million in net revenues. Our net revenues from online courses increased to RMB31.2 million ($4.6 million) in 2009 from RMB18.5 million in 2008, primarily driven by an increase in the number of student enrollments in our online courses as we increased the number of online courses we offered to 418 as of December 31, 2009 from 317 as of December 31, 2008, primarily relating to our professional certification test preparation courses.

Franchise fees, study abroad consulting services and sales of books and course materials.    Our net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by RMB1.4 million, or 9.2%, to RMB16.7 million ($2.5 million) in 2009 from RMB15.3 million in 2008, primarily due to an increase in sales of books and course materials.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB75.2 million, or 62.5%, to RMB195.5 million ($28.8 million) in 2009 from RMB120.3 million in 2008, primarily due to increased costs and expenses related to the expansion of our network of directly operated learning centers and increased selling and marketing efforts, especially in relation to our educational programs as we expanded our learning center network and online course offerings.

Cost of revenues.    Our cost of revenues increased by RMB36.8 million, or 56.4%, to RMB102.0 million ($15.0 million) in 2009 from RMB65.2 million in 2008, primarily due to an increase in salaries and benefits and rent payments. Our salary and benefits costs attributable to cost of revenues increased to RMB58.5 million ($8.6 million) in 2009 from RMB38.4 million in 2008 as the number of teachers at our directly operated learning centers increased to 493 as of December 31, 2009 from 303 as of December 31, 2008. Our rent payments increased to RMB22.5 million ($3.3 million) in 2009 from RMB11.2 million in 2008, primarily due to the increase in the number of our directly operated learning centers.

Selling and marketing expenses.    Our selling and marketing expenses increased by RMB30.6 million, or 90.0%, to RMB64.6 million ($9.5 million) in 2009 from RMB34.0 million in 2008, primarily due to increased expenses relating to advertising and promotional activities, salaries and benefits of our sales and marketing personnel and commissions to sales agents, principally including websites which refer students to us. We increased our sales and marketing staff and increased our spending on advertising and promotional activities significantly in 2009, including our brand-building efforts that include print media, outdoor and online advertising and other marketing efforts in relation to our expanded course and service offerings. These increases were also driven partly by our strategy to localize our marketing efforts to more adequately respond to local market demands.

General and administrative expenses.    Our general and administrative expenses increased by RMB7.8 million, or 36.8%, to RMB29.0 million ($4.3 million) in 2009 from RMB21.2 million in 2008, primarily due to an increase in our salary and benefits relating to our administrative and management functions as our learning center network and overall operations grew.

Interest Income and Investment Income

Our interest income increased by RMB3.1 million, or 129.2%, to RMB5.5 million ($0.8 million) in 2009 from RMB2.4 million in 2008 primarily due to a significant increase in our demand deposits and term deposits as we shifted funds from short-term investments to demand deposits and term deposits to provide guaranteed returns and greater flexibility in using the funds. For the same reason, our investment income, which comprised returns on our short-term investments, decreased slightly to RMB3.8 million ($0.6 million) in 2009 from RMB3.9 million in 2008.

Foreign Exchange Losses, Net

Our net foreign exchange losses, which reflected the effect of changes to the value in Renminbi terms of the portion of our assets denominated in U.S. dollars, decreased to RMB0.1 million ($18,000) in 2009 from RMB4.5 million in 2008 as the Renminbi-U.S. dollar exchange rate remained steady in 2009 after experiencing modest Renminbi appreciation in 2008.

Income Tax Expense

Our income tax expense increased slightly to RMB4.8 million ($0.7 million) in 2009 from RMB3.9 million in 2008 due to an increase in the taxable income of our schools in China.

Net Income Attributable to Global Education & Technology Group Limited

As a result of the above factors, net income attributable to Global Education & Technology Group Limited increased by RMB13.9 million, or 33.3%, to RMB55.6 million ($8.2 million) in 2009 from RMB41.7 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues

Our net revenues increased by RMB66.8 million, or 69.0%, to RMB163.6 million in 2008 from RMB96.8 million in 2007, driven primarily by an increase in net revenues from our educational programs and services.

Educational programs and services.    Our net revenues from educational programs and services increased by RMB65.7 million, or 79.4%, to RMB148.4 million in 2008 from RMB82.7 million in 2007, driven primarily by an increase in student enrollments both at our directly operated learning centers and for our online courses. Our net revenues from courses at our directly operated learning centers increased to RMB129.9 million in 2008 from RMB71.3 million in 2007 as our network of directly operated learning centers grew to 30 as of December 31, 2008 from 19 as of December 31, 2007, contributing to increased student enrollments. Net revenues from cities where we already had directly operated learning centers at the end of 2008 increased by RMB48.8 million from 2007 to 2008, while cities in which we first established directly operated learning centers during 2008 contributed RMB9.8 million in net revenues. Our net revenues from online courses increased to RMB18.5 million in 2008 from RMB11.4 million in 2007, primarily driven by an increase in the number of student enrollments in our online courses. This increase was significantly affected by an increase in the number of online courses we offered to 317 as of December 31, 2008 from 305 as of December 31, 2007, primarily relating to our professional certification test preparation courses.

Franchise fees, study abroad consulting services and sales of books and course materials.    Our net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by RMB1.3 million, or 9.3%, to RMB15.3 million in 2008 from RMB14.0 million in 2007, primarily due to significant increases in our net revenues from study abroad consulting services and sales of books and course materials, partially offset by a decrease in our franchise fees. Our higher franchise fees in 2007 were related to revenue sharing arrangements we had with our Shanghai and Tianjin franchisees, which were terminated in 2008 as we decided to open directly operated learning centers in each of those cities.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB49.8 million, or 70.6%, to RMB120.3 million in 2008 from RMB70.5 million in 2007, primarily due to increased costs related to the expansion of our network of directly operated learning centers and increased selling and marketing efforts as we expanded our learning center network and online course offerings.

Cost of revenues.    Our cost of revenues increased by RMB24.2 million, or 59.0%, to RMB65.2 million in 2008 from RMB41.0 million in 2007, primarily due to an increase in salary and benefits costs and rent payments, and to a lesser extent increases in our book and course material printing costs and student activity costs. Our salary and benefits costs attributable to cost of revenues increased to RMB38.4 million in 2008 from RMB24.2 million in 2007 as the number of our teachers increased to 307 as of December 31, 2008 from 248 as of December 31, 2007. Our rent payments increased to RMB11.2 million in 2008 from RMB7.7 million in 2007, primarily due to the increase in the number of our directly operated learning centers.

Selling and marketing expenses.    Our selling and marketing expenses increased by RMB19.0 million, or 126.7%, to RMB34.0 million in 2008 from RMB15.0 million in 2007, primarily due to increased expenses relating to advertising and promotional activities and salary and benefits of our sales and marketing personnel. We increased our sales and marketing personnel and spending on advertising and promotional activities significantly in 2008, including our brand-building efforts that include print media, outdoor and online advertising and other marketing efforts in relation to our expanded course and service offerings, following SAIF’s investment in our company in 2006.

General and administrative expenses.    Our general and administrative expenses increased by RMB6.7 million, or 46.2%, to RMB21.2 million in 2008 from RMB14.5 million in 2007, primarily due to an increase in our salary and benefits relating to our administrative and management functions as our learning center network and overall operations grew.

Interest Income and Investment Income

Our interest income decreased to RMB2.4 million in 2008 from RMB8.2 million in 2007 as we shifted funds from term deposits to short-term investments to earn higher returns. For the same reason, our investment income increased to RMB3.9 million in 2008 from RMB70,000 in 2007.

Foreign Exchange Losses, Net

Our net foreign exchange losses decreased to RMB4.5 million in 2008 from RMB10.0 million in 2007 as the Renminbi appreciated less versus the U.S. dollar in 2008 compared to 2007 and the amount of our U.S. dollar-denominated assets decreased.

Income Tax Expense

Our income tax expense increased to RMB3.9 million in 2008 from RMB1.2 million in 2007 principally due to a RMB2.3 million provision for withholding tax on planned dividends, compared with no such provision for withholding tax in 2007. Under China’s New EIT Law, which became effect January 1, 2008, dividends on net income earned on or after January 1, 2008 are subject to withholding tax. See “—Taxation—China—Withholding tax.”

Net Income Attributable to Global Education & Technology Group Limited

As a result of the above factors, net income attributable to Global Education & Technology Group Limited increased by RMB18.4 million, or 79.0%, to RMB41.7 million in 2008 from RMB23.3 million in 2007.

Quarterly Financial Information

The following table sets forth our unaudited consolidated selected results of operations for the three-month periods ended on the dates indicated. You should read the following table in conjunction with the audited consolidated financial statements and related notes contained elsewhere in this prospectus.

	For the Three Months Ended
	September 30, 2008		December 31, 2008		March 31, 2009		June 30, 2009
	(in thousands, except for percentages and student enrollments)
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
Net revenues
Educational programs and services	49,450	91.0%	42,096	91.2%	45,232	94.0%	47,884	91.9%
Franchise fees, study abroad consulting services and sales of books and course materials	4,879	9.0%	4,060	8.8%	2,869	6.0%	4,234	8.1%

Total net revenues	54,329	100%	46,156	100%	48,101	100%	52,118	100%

Operating costs and expenses
Cost of revenues	(23,264)	42.8%	(17,002)	36.8%	(20,284)	42.2%	(23,580)	45.2%
Selling and marketing expenses	(8,975)	16.5%	(12,590)	27.3%	(10,775)	22.4%	(17,389)	33.4%
General and administrative expenses	(4,559)	8.4%	(6,320)	13.7%	(6,455)	13.4%	(6,393)	12.3%

Total operating costs and expenses	(36,798)	67.7%	(35,912)	77.8%	(37,514)	78.0%	(47,362)	90.9%

Operating income	17,531	32.3%	10,244	22.2%	10,587	22.0%	4,756	9.1%

Interest income/(expense)	377	0.7%	712	1.5%	576	1.2%	1,599	3.1%
Investment income	610	1.1%	2,568	5.6%	3,320	6.9%	513	1.0%
Foreign exchange gains/(losses), net	(182)	0.3%	114	0.2%	4	0.0%	6	0.0%
Other income/(expense), net	56	0.1%	185	0.4%	153	0.3%	45	0.1%

Income before income taxes and non-controlling interest	18,392	33.9%	13,823	29.9%	14,640	30.4%	6,919	13.3%

Income tax expense	(1,377)	2.6%	(1,649)	3.5%	(588)	1.2%	(815)	1.6%

Net income	17,015	31.3%	12,174	26.4%	14,052	29.2%	6,104	11.7%

Key operating data:
Student enrollments	106,737		123,037		142,028		179,291

	For the Three Months Ended
	September 30, 2009		December 31, 2009		March 31, 2010		June 30, 2010
	(in thousands, except for percentages and student enrollments)
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues
Net revenues
Educational programs and services	81,350	93.7%	55,025	92.9%	58,056	93.6%	66,197	93.5%
Franchise fees, study abroad consulting services and sales of books and course materials	5,425	6.3%	4,211	7.1%	3,965	6.4%	4,614	6.5%

Total net revenues	86,775	100%	59,236	100%	62,021	100%	70,811	100%

Operating costs and expenses
Cost of revenues	(32,857)	37.9%	(25,255)	42.6%	(28,560)	46.0%	(30,918)	43.7%
Selling and marketing expenses	(18,771)	21.6%	(17,655)	29.8%	(17,161)	27.7%	(22,018)	31.1%
General and administrative expenses	(8,072)	9.3%	(8,048)	13.6%	(7,497)	12.1%	(8,169)	11.5%

Total operating costs and expenses	(59,700)	68.8%	(50,958)	86.0%	(53,218)	85.8%	(61,105)	86.3%

Operating income	27,075	31.2%	8,278	14.0%	8,803	14.2%	9,706	13.7%

Interest income/(expense)	1,705	2.0%	1,630	2.8%	1,455	2.3%	1,769	2.5%
Investment income	—		—		—		—
Foreign exchange gains/(losses), net	(127)	0.1%	(2)	0.0%	(6)	0.0%	(94)	0.2%
Other income/(expense), net	415	0.4%	(152)	0.3%	(100)	0.1%	(154)	0.2%
Consideration payable fair value change	—	—	—	—	—	—	(3,915)	5.5%

Income before income taxes and non-controlling interest	29,068	33.5%	9,754	16.5%	10,152	16.4%	7,312	10.3%

Income tax benefit/(expense)	(1,817)	2.1%	(1,558)	2.7%	(3,359)	5.4%	874	1.3%

Net income	27,251	31.4%	8,196	13.8%	6,793	11.0%	8,186	11.6%

Key operating data:
Student enrollments	223,937		94,987		174,381		245,164

Our net revenues have fluctuated from quarter to quarter primarily due to seasonal trends in student enrollments. We generally experience significantly higher student enrollments, and therefore net revenues, in the third quarter when high schools and universities are on holiday. We have typically had our lowest student enrollments in the first quarter, primarily due to the effect of Chinese New Year. Our cost of revenues is also generally higher in the third quarter, primarily due to greater salary and benefit costs for our teachers as a result of increased enrollments during that quarter. Our selling and marketing expenses and general and administrative expenses fluctuate from quarter to quarter depending on our marketing plans and the rate of expansion of our business, but do not necessarily fluctuate in line with our net revenues. As a result, our operating profit and margin has fluctuated significantly, and may continue to fluctuate significantly, quarter to quarter, generally peaking in the third quarter.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash provided by operating activities and the issuance and sale of preferred shares. Our current cash and cash equivalents primarily consists of cash on hand and demand deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and the United States. Our anticipated short-term and long-term liquidity requirements primarily include working capital to fund our ongoing operations, capital expenditures to establish new learning centers and funds to acquire certain successful franchises and other education service providers. We expect our liquidity requirements for establishing new learning centers and acquiring our franchises and other education service providers to be between RMB75.0 million to RMB80.0 million in the six months ending December 31, 2010, and to be between RMB130.0 million to RMB150.0 million in 2011. We plan to fund our future liquidity requirements from cash provided by operating activities. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flow and existing cash balances.

We rely on dividends paid by our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite and their subsidiaries, for the cash needs of Global Education & Technology Limited, including the funds necessary to pay any dividends and other cash distributions to our shareholders. The payment of dividends by entities established in China is subject to limitations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Risk Factors—Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

The following table summarizes our cash flows for the fiscal years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010:

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2010	2010
	RMB	RMB	RMB	$	RMB	$
	(in thousands)
Net cash provided by operating activities	63,718	70,180	84,154	12,408	57,285	8,447
Net cash (used in)/provided by investing activities	(184,222)	(72,344)	(80,633)	(11,888)	236,488	34,873
Net cash provided by/(used in) financing activities	300	33,531	—	—	(29,900)	(4,409)
Net increase/(decrease) in cash and cash equivalents	(120,204)	31,367	3,521	520	263,873	38,911
Effect of exchange rate changes on cash and cash equivalents	(10,244)	(4,578)	(120)	(18)	(94)	(14)
Cash and cash equivalents at the beginning of the year	204,035	73,587	100,376	14,801	103,777	15,303
Cash and cash equivalents at the end of the year	73,587	100,376	103,777	15,303	367,556	54,200

Operating Activities

Net cash provided by operating activities of RMB57.3 million ($8.4 million) in the six months ended June 30, 2010 was principally attributable to our net income of RMB15.0 million ($2.2 million) and an increase in deferred revenue of RMB33.3 million ($4.9 million) due to increased course fees received, principally relating to upfront payment of course fees for our summer course and summer camp programs.

Net cash provided by operating activities of RMB84.2 million ($12.4 million) in 2009 was principally attributable to our net income of RMB55.6 million ($8.2 million), an increase in deferred revenue of RMB16.5 million ($2.4 million) due to increased course fees received, and an increase in accrued expenses and other current liabilities of RMB12.3 million ($1.8 million), principally including salary and social welfare benefits payable related to increased headcount.

Net cash provided by operating activities of RMB70.2 million in 2008 was principally attributable to our net income of RMB41.6 million and an increase in deferred revenue of RMB13.7 million due to increased course fees received.

Net cash provided by operating activities of RMB63.7 million in 2007 was principally attributable to our net income of RMB23.2 million, adjusted by net foreign exchange losses of RMB10.0 million and an increase in deferred revenue of RMB27.2 million due to increased course fees received and an increase in accrued expenses and other current liabilities of RMB8.6 million, partially offset by an increase in amounts due from a related party of RMB8.7 million resulting from advances to our co-founders.

Investing Activities

Net cash from investing activities of RMB236.5 million ($34.9 million) in the six months ended June 30, 2010 principally related to the maturities of term deposits in the amount of RMB233.5 million ($34.4 million) and the increase in the registered capital of Shanghai Global Career by our co-founders in the amount of RMB8.0 million ($1.2 million), partially offset by placement of term deposits of RMB5.1 million ($0.8 million) and purchases of property and equipment of RMB4.5 million ($0.7 million).

Net cash used in investing activities of RMB80.6 million ($11.9 million) in 2009 principally related to placement of term deposits in the amount of RMB241.5 million ($35.6 million), purchases of property and equipment of RMB36.4 million ($5.4 million) principally relating to the purchase of classroom space and related equipment in Shanghai for our newly opened directly operated Shanghai learning centers, net effect of cash payments to our co-founders for injection into Shanghai Global Career as registered capital of RMB8.0 million ($1.2 million) and cash payment for acquisition of franchises of RMB4.1 million ($0.6 million), partially offset by proceeds from short-term investments and maturities of term deposits of RMB182.0 million ($26.8 million) and RMB24.5 million ($3.6 million), respectively.

Net cash used in investing activities of RMB72.3 million in 2008 principally related to purchases of short-term investments of RMB323.6 million, placement of term deposits of RMB24.5 million and purchase of property and equipment of RMB4.6 million, partially offset by proceeds from short-term investments of RMB198.4 million, maturities of term deposits of RMB74.0 million and net effect of cash injections of RMB10.6 million by our co-founders as registered capital in Shanghai Global Career.

Net cash used in investing activities of RMB184.2 million in 2007 principally related to placement of term deposits of RMB87.5 million, purchases of short-term investments of RMB53.2 million, purchases of property and equipment of RMB47.4 million principally relating to acquisition of property for our Beijing headquarters, net effect of cash payments to our co-founders of RMB11.7 million for injection into Shanghai Global Career as registered capital and cash payment for acquisition of franchises of RMB2.0 million, partially offset by maturities of term deposits of RMB13.5 million and proceeds from short-term investments of RMB4.2 million.

Financing Activities

Net cash used in financing activities of RMB29.9 million ($4.4 million) in the six months ended June 30, 2010 principally related to a RMB30.5 million ($4.5 million) payment of dividend, partially offset by RMB0.6 million ($82,000) in proceeds from issuances of ordinary shares in connection with the exercise of share options.

Our financing activities in 2008 primarily consisted of RMB34.1 million in proceeds from exercise of a warrant to purchase ordinary shares by SAIF in 2008. We had no financing activities in 2009 and no significant financing activities in 2007.

Capital Expenditures

We incurred capital expenditures of RMB47.4 million, RMB4.6 million, RMB36.4 million ($5.4 million) and RMB4.5 million ($0.7 million) in 2007, 2008, 2009, and the six months ended June 30, 2010, respectively. Our capital expenditures primarily relate to acquisitions of property for our headquarters and certain schools and learning centers and costs for renovating and purchasing equipment for our headquarters, schools and learning centers. Our relatively high capital expenditures in 2007 and 2009 principally related to acquisition of property for our Beijing headquarters and purchase of classroom space and related equipment in Shanghai for our newly opened directly operated Shanghai learning centers, respectively. Our capital expenditures for the year ending December 31, 2010 are expected to be RMB10.8 million ($1.6 million), primarily related to renovations and equipment and vehicle purchases for our headquarters and learning centers. We expect to fund these expenditures through our operating cash flow and existing cash balance.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations(1)	47,503	18,968	24,048	4,487	—
Cash consideration obligations from acquisitions(2)	2,900	2,900	—	—	—

(1)	Our operating lease obligations relate to our rented office space and classrooms.
(2)	Our cash consideration obligations relate to our pending acquisitions. In addition, we have contractual commitments to issue up to 1,729,018 ordinary shares upon consummation of the pending acquisitions.

As of June 30, 2010, our cash consideration obligations related to our consummated and pending acquisitions of franchises were RMB10.3 million ($1.5 million). In addition, as of June 30, 2010, we had contractual commitments to issue up to 959,564 ordinary shares upon the consummation of our acquisition of our Dalian franchise.

We have contractual commitments to our franchisees to provide ongoing support services, including operational guidance and training programs.

Off-Balance Sheet Commitments and Arrangements

We do not currently have, and do not expect in the future to have, any off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with a short operating history and limited accounting personnel with U.S. GAAP experience and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the three years ended December 31, 2007, 2008 and 2009, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weakness identified relates to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency relates to our closing procedures and accounting manual, which required improvement to facilitate preparation of financial statements under U.S. GAAP for financial reporting processes. The material weakness resulted in audit adjustments to our financial statements. Following the identification of the material weakness and the significant deficiency, we have expended additional resources from our management team and additional expenses to implement and maintain effective controls and procedures to remedy the material weakness and any additional weaknesses we may identify in our internal control over financial reporting in the future. In addition, we have hired and will continue to hire more staff for financial reporting to strengthen our control procedures over financial statement reviews for external reporting.

We are taking steps to improve our internal control over financial reporting and disclosure controls, including (i) establishing an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company, (ii) establishing an internal audit function, (iii) hiring additional qualified professionals with relevant U.S. GAAP accounting experience for our finance and accounting department, (iv) providing additional accounting and financial reporting trainings for our existing personnel, (v) standardizing our accounting systems by introducing additional programs and procedures, (vi) formalizing and standardizing policies and procedures in relation to period-end-closing and financial reporting at headquarters, subsidiaries and VIE levels, and (vii) hiring an internal control consultant. However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. See “Risk Factors—Risks Factors Relating to Our Business—We and our independent registered public accounting firm, in the course of auditing our financial statements, noted one material weakness and one significant deficiency in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective.”

Upon the completion of this offering, we will become a public company in the United States that will be subject to the U.S. Sarbanes-Oxley Act of 2002. Section 404 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective due to our failure to remediate the identified material weakness and significant deficiency or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and term deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

We use the Renminbi as the reporting currency for our financial statements. The Renminbi is also the functional currency of all entities in our group. Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Nonmonetary assets and liabilities denominated in currencies other than an entity’s functional currency are recorded in the applicable functional currencies at historical exchange rates. Transactions in currencies other than an entity’s functional currency during the years are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Currency transaction gains and losses are recognized in the consolidated statements of operations. Currency translation adjustments are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Substantially all of our revenues and expenditures are denominated in Renminbi. The Renminbi is our reporting currency, but a portion of our assets is held in U.S. dollars primarily in the form of cash, cash equivalents and term deposits. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results. For example, in 2007, appreciation of the Renminbi against the U.S. dollar resulted in us incurring a net foreign exchange loss of RMB10.0 million, principally in relation to our U.S. dollar cash, cash equivalents and deposits. Our net foreign exchange losses diminished in 2008 and 2009 as the Renminbi remained fairly stable against the U.S. dollar in those years.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert the proceeds we receive from this offering from U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $2.6 million as of December 31, 2009 into Renminbi at the exchange rate of $1.00 for RMB6.8259 as of December 31, 2009, this cash balance would have been RMB17.8 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB17.6 million as of December 31, 2009.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From mid-2008 to mid-2010, the Renminbi traded within a narrow range against the U.S. dollar, at approximately RMB6.83 per U.S. dollar. In June 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly. It is difficult to predict when and how Renminbi exchange rates may change going forward.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Inflation

Until recently, China has not experienced significant inflation over the past several years, and thus inflation has not had a material impact on our results of operations to date. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 4.8%, 5.9% and -0.7% in 2007, 2008 and

2009, respectively. In the first six months of 2010, China’s Consumer Price Index increased by 2.6% year on year.

Recent Accounting Pronouncements

In May 2009, the FASB issued authoritative accounting guidance on subsequent events, a topic that was previously only addressed by auditing literature. The FASB clarified a subsequent event as either recognized subsequent events or non-recognized subsequent events, and modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. Furthermore, the guidance requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The authoritative guidance was effective for the interim or annual financial periods ending after June 15, 2009, and is applied prospectively. We have evaluated the subsequent events through April 2, 2010, which is the date the consolidated financial statements were issued. For the reissuance of these financial statements, we have evaluated subsequent events through September 17, 2010. No significant unrecognized subsequent events were noted.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this amendment did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this amendment did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements.

In October 2009, the FASB issued authoritative guidance on ASC 605-25, “Revenue Recognition—Multiple-Element Arrangements.” This guidance modifies the revenue recognition guidance for arrangements that involve the delivery of multiple-elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. This accounting guidance is effective for us beginning January 1, 2011, but may be early adopted as of the first quarter of 2010 or through a retrospective application to all revenue arrangements for all periods presented in the financial statements. We believes there will be no material impact on our consolidated financial statements upon adoption of this standard.

In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative- based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities. The adoption of this amendment did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Measurements,” which provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-06 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for interim and annual periods ending after December 15, 2010. We believe there will be no material effect on our consolidated financial statements upon adoption of this standard.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of this standard did not have a material effect on our unaudited interim condensed consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—Updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact, if any, on our unaudited interim condensed consolidated financial statements upon adoption of this standard.

BUSINESS

Overview

We are a leading provider of educational courses and related services in China with a focus on foreign language training and test preparation. According to CCID, we are the leading provider of test preparation services in China for the International English Language Testing System, or IELTS, with the largest market share in terms of revenue and student enrollments in 2009. IELTS has become the most widely taken test of English-language proficiency for Chinese studying abroad, with demand driven by a growing number of Chinese choosing to pursue undergraduate and graduate degrees in countries that predominantly rely on IELTS scores, such as the United Kingdom, Australia and New Zealand, and by increasing acceptance of IELTS scores by colleges and universities in the United States. The number of IELTS test takers in China has increased from approximately 90,000 in 2005 to approximately 320,000 in 2009, and is expected to further increase to approximately 400,000 in 2010, according to CCID. We have the largest network of branded IELTS learning centers in China in terms of number of learning centers and cities covered in 2009, according to CCID. We believe that our “Global” education brand has become one of the most well-known and respected brands in China’s education market, and has helped us attract students, faculty and business partners and maintain our premium position in the market. Leveraging our brand and operational expertise in China’s education market, we have expanded our service offerings to address multiple stages of a student’s education and career, from children’s after-school courses, to test preparation and study abroad services for high school and university students, to adult professional certification test preparation and language training.

Our learning center network has grown rapidly since the establishment of our first learning center in Beijing in 2001. As of June 30, 2010, our learning center network comprised 66 directly operated and 226 franchised learning centers, including 118 Global test preparation learning centers, 69 of which are franchised, in 59 cities, covering all cities with IELTS test centers in China. As of June 30, 2010, our network also included 144 Global Kids English learning centers, all but one of which are franchised, in 81 cities in China, 17 Global Kids Science learning centers, all but three of which are franchised, in 14 cities in China, nine directly operated learning centers dedicated to French and other non-English languages, and four directly operated learning centers dedicated to after-school tutoring programs. We have also established a highly scalable online course delivery platform for our online language training and professional certification test preparation courses, with more than one million registered members of our online learning websites as of June 30, 2010. We generally operate our directly operated learning centers in the larger and more developed testing markets, while expanding our learning center network into new cities through franchise arrangements with local business partners. This growth model allows us to rapidly expand our learning center network in a capital-efficient and flexible manner, while maintaining quality and consistency in our educational service delivery. Our large franchise network also allows us to selectively acquire our high performing franchises while incurring minimal integration costs due to the standardized operations across our network and our franchises’ familiarity with our programs and service offerings. We ensure quality throughout our network of learning centers through the adoption of standardized operational guidelines, teacher training, curriculum and course material development and customer support services.

We offer online courses for English language training as well as training to prepare students for national qualification exams in a number of professional fields, including engineering, accounting, medicine, finance and law. Through our online courses, we have gained deep experience in how to successfully operate an online education platform to complement our large network of physical learning centers. Our study abroad consulting services provide assistance to the large and growing number of Chinese high school and college students aspiring to study abroad in identifying and applying for admission to overseas universities and obtaining entry visas. Our Global Kids English and Global Kids Science courses allow us to introduce our brand to children and their parents who may later enroll in our test preparation courses as they grow up and prepare to study abroad in high school, college or graduate school.

Since SAIF invested in our company in 2006, we have committed significant capital to enhance our brand image, network of learning centers, course content, technology and human resources, including establishing computerized operational support systems, expanding our marketing efforts and enhancing our management and administrative resources. As part of this expansion, we grew our network of learning centers from 93 as of December 31, 2007 to 143, 241 and 292 as of December 31, 2008 and 2009 and June 30, 2010, respectively, through the establishment and acquisition of directly operated learning centers and the opening of new franchised learning centers. Student enrollments in our directly operated learning centers and online courses increased from 199,569 in 2007 to 346,730 and 640,243 in 2008 and 2009, respectively, and to 419,545 in the six months ended June 30, 2010 as compared to 321,319 in the six months ended June 30, 2009. Our total net revenues increased from RMB96.8 million in 2007 to RMB163.6 million and RMB246.2 million ($36.3 million) in 2008 and 2009, respectively and to RMB132.8 million ($19.6 million) in the six months ended June 30, 2010 from RMB100.2 million in the six months ended June 30, 2009. Our operating income increased to RMB18.5 million ($2.7 million) in the six months ended June 30, 2010 from RMB15.3 million in the six months ended June 30, 2009, due to a larger increase in net revenues than operating costs and expenses. Our net income attributable to Global Education & Technology Group Limited increased from RMB23.3 million in 2007 to RMB41.7 million and RMB55.6 million ($8.2 million) in 2008 and 2009, respectively. Our net income was RMB15.0 million ($2.2 million) in the six months ended June 30, 2010 as compared to RMB20.2 million in the six months ended June 30, 2009, which decrease was partially due to a charge of RMB3.9 million ($0.6 million) we recorded in the six months ended June 30, 2010 for the change in the fair value of contingent share consideration related to one of our acquisitions.

Market Opportunity

We believe we are well-positioned to take advantage of the significant market opportunities in China’s large and growing education market. We anticipate demand for our service offerings will be driven particularly by increasing demand in China for English language training and test preparation, study abroad programs, online professional certification training and children’s education.

Increasing Demand for English Language Training and Test Preparation as a Growing Number of Chinese Students Choose to Study Abroad

Demand for English language training is growing rapidly in China, driven primarily by China’s ongoing integration into the world economy, which has resulted in increasing career opportunities for native Chinese speakers who are able to communicate effectively in English. According to the China Education and Training Industry Report, 2008-2009, the English language training market in China reached RMB15.0 billion in 2008. The belief that English language proficiency is essential for career development and advancement is gaining increasing acceptance in China. This in turn is helping drive demand for study abroad programs in English-speaking countries.

Many young Chinese and their parents view studying abroad as an important way to improve English language skills and gain experience and credentials for future career opportunities, gain valuable cross-cultural experience and obtain academic achievements greater than they may achieve within China’s extremely competitive and rote learning-based educational system. In addition, as income levels have risen in China, an increasing number of Chinese students have the opportunity to study abroad using their own finances rather than relying on government grants or scholarships. As a result of these factors, the number of Chinese students studying abroad has grown from 191,749 in 2002 to 419,109 in 2008 according to UNESCO. The majority of these students choose to study in English-language countries.

In response to the large and growing number of Chinese students studying abroad, a number of countries, most notably the United Kingdom, Australia and New Zealand, have adopted policies and programs to encourage students to come to their universities and other educational institutions. These countries have seen significant growth in the number of Chinese students studying abroad there, with the United Kingdom, Australia and New Zealand being the destination of choice for approximately 27% of Chinese students studying abroad in 2008, as shown in the following chart.

Source: UNESCO

The rapid growth in the number of Chinese students studying abroad has also created growing demand for English language test preparation courses and other related consulting services. To gain admission into higher-education schools in English-language countries, applicants typically must pass either IELTS or the Test of English as a Foreign Language, or TOEFL, along with other admissions tests such as the SAT, the Graduate Record Examination, or GRE, or the Graduate Management Admission Test, or GMAT.

IELTS Has Become the Primary English-Language Test for Chinese Students Studying Abroad

IELTS is the most widely taken English language proficiency test in the world, with more than one million test takers every year globally and accepted by educational institutions in 106 countries worldwide, according to the British Council, which develops and organizes the test in partnership with IELTS Australia and Cambridge ESOL. First introduced in 1989, IELTS is designed to assess the language ability of candidates who need to study or work where English is the language of communication. It is the exclusive or preferred test of English for students intending to study in numerous English-speaking countries, including the United Kingdom, Australia and New Zealand, all of which have adopted policies to attract foreign students. IELTS scores are also widely accepted by Canadian colleges and universities and more than 2,500 colleges and universities in the United States. According to the IELTS partners, the number of U.S. colleges and universities accepting the IELTS exam for admission grew over 150% from approximately 1,000 to approximately 2,500 between 2006 and 2009, and we expect that IELTS acceptance in the United States will continue to increase. All of the top 25 universities in the United States as ranked by U.S. News and World Report in its Best Colleges 2011 report accept IELTS. IELTS is also the primary test of English proficiency for immigration and student visa requirements in many English-speaking countries. As an increasing number of Chinese students choose to study abroad in the United Kingdom, Australia and New Zealand, the number of students taking IELTS in China has grown rapidly in recent years. According to CCID, the number of IELTS test takers in China grew from approximately 90,000 in 2005 to approximately 320,000 in 2009, and is expected to further increase to approximately 400,000 in 2010. We also expect the number of IELTS test centers to increase in new locations throughout China. According to CCID, the IELTS test preparation services market in China is expected to grow from RMB1.1 billion in 2010 and to RMB1.7 billion in 2012, representing a CAGR of 26.4%. According to CCID, in 2009 our share of the IELTS test preparation services market in China was 40.1% as measured by revenue, while New Oriental Education & Technology Group Inc.’s market share was 12.5%, and the combined market share of all other companies was 47.4%.

Favorable Demographic and Economic Trends Foster a Growing Addressable Market

We believe the macroeconomic trends in China have been and will continue to be fundamental growth drivers of our addressable market. China’s rapid urbanization has led to the tremendous growth of our addressable population. We primarily target Chinese between the ages of five and 29, of whom there were 443.6 million in 2008 according to the China Statistical Yearbook (2009). Such age group represents students and working adults most likely to seek continuing education opportunities and language training. According to NBS, China’s GDP increased from RMB18.5 trillion in 2005 to RMB33.5 trillion in 2009, representing a compound annual growth rate of 16.0%. Despite the recent global financial crisis, China posted real GDP growth of 8.7% in 2009. During this period of rapid economic growth, the total urban population increased from 480.6 million in 2001 to 621.9 million in 2009, representing a CAGR of 3.3%, compared to an overall population growth rate of 0.7%, according to NBS.

Competition for university entrance and high paying jobs among the growing and increasingly affluent urban population in China is driving demand for supplemental education such as test preparation, after-school or after-work classes and professional certification training. Participating in such courses to supplement the standard curriculum provided in public schools is widely seen as an important way of gaining a competitive advantage over other students and job seekers. This emphasis on education results in high education-related spending, with education, cultural and recreational services constituting the third largest category of spending in household budgets in China in 2008, according to the China Statistical Yearbook (2009). Furthermore, spending on education in China is expected to grow substantially as more families achieve higher income levels. Among the top 10.0% of households in terms of income in China, spending on education, cultural and recreational services represented 14.7% of total expenditures in 2008, as compared to 12.1% for all households in China, according to the China Statistical Yearbook (2009).

Growing Market for Professional Certification Test Preparation and Online Learning

Recent years have seen increasing demand for professional education and professional certification training and related test preparation services in China. The need for Chinese companies to improve the skills and effectiveness of their workforce to compete effectively with foreign competitors has created growing demand for qualified professionals in various industries, including engineering, finance, accounting, medicine and construction, among others. Increasing competition in the job market coupled with the possibility of improved career prospects are motivating job seekers and working professionals to develop their skills and knowledge further, and better equip themselves with relevant professional skills and qualifications. There are a large number of people in China seeking a limited number of positions that require professional education and training. According to CCID, the number of new employment seekers in China’s urban areas in 2009 was approximately 24 million compared to new employment positions available of only approximately eight million. We believe this heightened level of competition in the job market has motivated job seekers to seek relevant professional skills and qualifications, which has lead to a corresponding increase in demand for professional education and test preparation services. According to CCID, the professional education and test preparation market in China grew from $6.4 billion in 2005 to $17.8 billion in 2009 and is expected to reach $22.1 billion in 2010.

As Internet penetration rates have increased in China in recent years, online learning has been gaining popularity as a means of receiving training and education, particularly among working professionals and employers who value the flexibility offered by online courses. According to the China Internet Network Information Center Report issued in January 2010, the number of Internet users in China increased from 59.1 million in December 2002 to 384.0 million in December 2009, with approximately 346.0 million of such users having broadband Internet access. According to the iResearch China Online Education Industry Research Report, China’s online education market grew from RMB14.3 billion in 2004 to RMB35.2 billion in 2008 and is expected to grow to RMB72.3 billion in 2012. Given the anticipated increase in China’s higher and professional education participation rates, the growth of Internet use and improvements in online payment systems in China, we believe that online education represents an attractive market opportunity and important complement to our substantial network of physical learning centers.

Increasing Demand for Children’s Supplemental Education

The market for children’s supplemental education has been driven primarily by increasing income levels of Chinese households and the highly competitive nature of children’s schooling in China. In addition, the single child policy that the PRC government has imposed for nearly three decades has resulted in the phenomenon that Chinese families are willing to invest significant resources in their only child’s education and future. In order to gain a competitive advantage for their child, parents frequently enroll their child in after-school classes to improve certain skills, including language and science skills. China had more than 200 million students enrolled in primary or secondary schools in 2008, according to the PRC Ministry of Education, a significant portion of whom are likely to enroll in supplemental private education courses during their school years. This market is highly fragmented, with many local private schools in each city catering to different age groups and specializing in particular subjects. Key competitive factors in this market include brand recognition and quality and standardization of teachers and curricula.

Our Competitive Strengths

We believe that the following strengths have contributed to our growth and success:

Leading position in the English language training and test preparation market in China.    We are the leading provider of test preparation courses for IELTS with the largest market share in China in terms of revenue and student enrollments in 2009, according to CCID. We began offering IELTS preparation courses in 2001 and have expanded our “Global” branded network significantly in recent years as IELTS has become the most widely taken English language test for Chinese wishing to study abroad, with approximately 320,000 test takers in China in 2009, according to CCID. We believe the combination of our leading position, focus on quality, brand recognition and broad nationwide learning center network creates a substantial barrier to entry to new competitors. Our leading position in IELTS preparation services has allowed us to successfully expand into a diverse range of education and related service offerings, including language training and test preparation services, online language training and professional certification test preparation courses, study abroad consulting services and children’s educational programs.

Strong brand recognition in the China education market.    We believe our “Global” brand is widely recognized as the leading brand in China for IELTS test preparation and is one of the most well-known and respected brands in China’s education market. We were selected as one of the top ten “Most Valuable Foreign Language Training Brands of China of 2009” by Tencent, a leading provider of Internet service and mobile value-added services in China, and as one of the ten “Most Influential Educational Institutions of 2009” by Netease, a leading Chinese online media company. Our brand is critical to the growth and success of our business, providing us a competitive advantage in attracting students, highly qualified teachers and business partners and allowing us to maintain our premium position in the market. By leveraging our brand recognition and leading position in China’s IELTS preparation market, we believe we are able to charge premium pricing for our IELTS preparation courses. Our established brand recognition also lowers our student acquisition costs, with a significant portion of our enrollments coming from referrals, according to student questionnaires we have collected. Through our multiple service offerings, our brand name follows every stage of a student’s education and career, from children’s after-school courses, to test preparation and study abroad services for high school and university students, to professional certification test preparation and language training. The progression of our students through our service offerings reinforces the visibility of our brand and provides significant cross-selling opportunities, which is one of our main marketing avenues.

Nationwide network of learning centers.    We operate the largest network of IELTS test preparation learning centers in China in terms of number of learning centers and cities covered in 2009, according to CCID. As of June 30, 2010, our network of Global test preparation learning centers included 49 directly operated and 69 franchised learning centers located in 59 cities in 29 of China’s 31 provinces, with a presence in every city with an IELTS or TOEFL test center in China. We also had, as of June 30, 2010, 144 Global Kids English learning centers, all but one of which are franchised, in 81 cities in China, and 17 Global Kids Science learning centers, all but three of which are franchised, in 14 cities in China, nine directly operated learning centers dedicated to French and other non-English languages, and four directly operated learning centers dedicated to after-school tutoring programs. We have also established a highly scalable online course delivery platform for our online language training and professional certification test preparation courses, with more than one million registered members of our online learning websites as of June 30, 2010. The scale of our network enables us to offer a broad range of products and services in a large number of rapidly growing markets and enhances our brand recognition throughout China.

High quality content and standardized delivery of our offerings.    We are committed to providing consistently high quality across our service offerings. We ensure quality throughout our network of learning centers through the adoption of standardized operational guidelines, which are continuously updated based on best practices developed at our directly operated learning centers. We expend significant resources providing training to our teachers. Teachers at our directly operated schools generally complete a four-week training program with us before starting to teach at our learning centers, and teachers at our franchised learning centers also undergo systematic training, either at our facilities in Beijing or through training held at the local learning centers. We work with our teachers to internally produce most of our course curricula and materials, which we update regularly. We also have a centralized customer service team, comprising 88 dedicated professionals as of June 30, 2010, located at our headquarters in Beijing, as well as dedicated local customer service staff at each of our learning centers. We believe the quality of our courses is evidenced by the large number of our enrollments that derive from student referrals. Our quality is also reflected in the awards we have won, including being named one of the “Top 10 Quality in Service Study Abroad Institutions of 2009” by Sina.com, a leading online media company in China.

Highly scalable and flexible business model.    We have adopted a highly scalable and flexible business model whereby we directly operate our learning centers in China’s prime testing markets while expanding our learning center network either through directly operated learning centers or through franchise arrangements with local business partners, depending on the size and level of maturity of the market. Our franchise business model allows us to expand our network of learning centers rapidly at low cost and low risk, which has been critical to the growth of our business and in particular our expansion beyond China’s major cities such as Beijing and Shanghai into mid-sized cities. We use franchisees to establish our brand presence in new markets, while we focus on the operations of directly operated learning centers in key cities where we already have a presence. Many of our franchisees are alumni of our learning centers, and their familiarity with our courses allows us to effectively integrate their franchises into our network. In addition, we are able to capitalize on the franchisee’s knowledge of local market demands and familiarity with the local business and regulatory environment. As a result, our franchise model allows us to be highly adaptable to local market conditions. Our large franchise network also allows us to selectively acquire our high performing franchises to maintain high profit margins while incurring minimal integration costs due to the consistent operations and culture in our network.

Experienced and stable management team.    Our senior management team has over 20 years of combined experience in the PRC education industry, providing them with significant insight into our target markets and familiarity with the relevant regulatory environment in China. Moreover, our founders and management are committed to and passionate about education. Our founders, Ms. Xiaodong Zhang and Mr. Yongqi Zhang, established their first English-language training school in 1997 prior to founding our company in 2001. Both Ms. Zhang and Mr. Zhang are well-known in the PRC English language training industry. Ms. Zhang has won a number of awards for entrepreneurship, including being named as a Silver Award winner in the 2009 Beijing Outstanding Young Entrepreneur selection held by the Beijing government. Mr. Zhang is the author of “Education Has No Boundaries” and serves as a director of the Chinese Association for Non-Government Education and a member of the Franchise Committee of the China Chain Store & Franchise Association. In addition, most of the principals of our schools have been with us since the founding of their respective schools. We believe that our management team’s passion for education and extensive experience in the private education sector and relevant regulatory environment in China have enabled us to successfully manage our operations and growth, promote our brand and achieve our goals.

Our Growth Strategies

Leveraging our strengths, our goal is to solidify our position as a leading educational services brand in China by pursuing the following strategies:

Increase enrollments and profitability of existing learning centers and service offerings.    We aim to increase student enrollments and profitability of our existing learning centers and businesses through our commitment to quality, expanding our course offerings and leveraging our brand to charge premium fees. Our commitment to quality involves continuously improving our teaching methods, ensuring consistency of course materials and course delivery practices across our learning center network and emphasizing customer support services. We are continuously evaluating student needs and our existing curriculum to identify additional courses with substantial student demand and additional tests for which we have the expertise to provide test preparation services. For example, we expanded our course offerings to include SAT and TOEFL test preparation courses in 2005 and 2009, respectively, and French and German language tests in 2004 and 2006, respectively. By offering a wide range of quality courses and other services linked to our “Global” brand, we believe we can increase student enrollments while maintaining strong pricing power. This in turn will allow us to maximize utilization of our learning center network and increase our profitability.

Expand and deepen our network of learning centers.    We aim to expand our network of learning centers into new cities across China while deepening our penetration of markets where we are already established. Our network expansion will be closely linked to local market conditions and our overall growth and profitability objectives.

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Expand into new cities.    Our franchise model provides us a capital-efficient and flexible strategy for expansion into new cities quickly and cost effectively. Many of our franchisees are alumni of our Global test preparation learning centers, and we believe their familiarity with our operations further lowers the acquisition risk. We believe China’s smaller and mid-size cities represent significant growth markets for our core service offerings. We will continue to improve and perfect our screening processes and our training and operational oversight for new franchises to maximize chances for success for our new learning centers and enhance our brand-building efforts.

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Deepen our penetration in existing cities.    In our key markets where we already have learning centers, we will deepen our presence, both by expanding our network of directly operated learning centers and by selectively acquiring our more successful and more mature franchises in order to increase our revenues and profitability. We plan to acquire additional franchised learning centers based on systematic evaluations of their future revenue and profitability potential. As of June 30, 2010, we had 226 franchised learning centers, and we believe we are well-positioned to utilize these franchises to deepen our penetration in our existing markets.

Broaden our service offerings and enter new markets.    We plan to leverage our “Global” brand and operational expertise in China’s education market to seek additional complementary markets where we can capitalize on our brand and expertise. We believe the education market in China, and the test preparation and language training markets in particular, offer many opportunities to expand our revenue streams and enhance our brand image. We have already broadened our offerings beyond our core IELTS preparation courses and into markets such as TOEFL and SAT test preparation, online learning courses, study abroad consulting, children’s educational programs and training for foreign languages other than English. We will seek to strategically continue our expansion into markets that may allow us to further strengthen our brand recognition and provide cross-selling opportunities with our current businesses. For example, we believe that there are attractive opportunities in the after-school tutoring market and we plan to expand our course offerings to meet elementary and high school students’ demand for supplementary education. We also intend to explore opportunities to acquire assets, technologies or businesses that are complementary to our existing business. For example, we acquired Kaiyu Foreign Languages Center in May 2010, which we believe strengthens our non-English training offerings.

Expand our online learning business.    Our goal is to solidify our position as one of the leading providers of online educational programs in China. We plan to increase the number of registered users of our online learning websites, Global English Online and Global Career Online, through expanding the selection of high quality courses we offer, cross-selling with our other branded courses and targeted marketing efforts. We will continue to seek new avenues for reaching and interacting with our students online and develop expanded course offerings targeted at the large and growing pool of Internet users in China. We believe our online learning business can grow enrollments significantly as Internet penetration in China increases to areas where there is less access to high quality physical schools.

Our Educational Programs and Service Offerings

We provide a wide variety of educational programs and related services, with a focus on test preparation courses for students aiming to study abroad. Our courses primarily include IELTS, TOEFL and SAT test preparation courses, a series of language training and test preparation courses, online foreign language and professional certification test preparation courses, and our Global Kids English and Global Kids Science courses. We also provide study abroad consulting services and publish books and other materials related to language training and test preparation.

Test Preparation Courses

Our test preparation courses are taught at our Global Yasi branded test preparation learning centers and primarily target tests required for admission to colleges and universities in English-speaking countries, including IELTS, TOEFL and SAT. Some of our learning centers also offer preparation courses for the Business English Certificate, or BEC, the College English Test, or CET, the German as Foreign Language Test, or DAF, and the Test of Knowledge of French, or TCF.

We recognize that students begin test preparation at different levels of English ability, have different strengths and weaknesses, and learn at different rates. Our large number of students enables us to offer a wide range of courses tailored to specific student needs. When a student signs up for a course, we typically evaluate the student’s English level and recommend a set of courses that are suited for the student’s particular needs.

Our teachers are generally specialized in teaching particular courses, for example IELTS courses versus TOEFL courses, advanced versus basic courses or reading and writing courses versus speaking and listening courses. We believe that specialization by our teachers allows them to more effectively utilize their particular skills and strengths and provide a better learning experience for our students.

Course fees vary among our learning centers throughout China as well as among courses. Our franchisees determine course fees for their franchises with reference to course fee guidelines provided by us. Course fees vary depending on, among other things, local market conditions, type and length of the course, and teacher costs. Students may purchase a package of several courses, which generally discounts the individual course cost by around 20%.

IELTS preparation courses.    We began offering IELTS preparation courses in 2001. Our IELTS courses vary in instruction format, including large classroom lectures, small seminar-style courses, and one-on-one tutoring. As of June 30, 2010, we offered 69 IELTS preparation courses. All of our directly operated and franchised Global test preparation learning centers offer our fundamental curriculum of basic and advanced core courses. The basic core courses require around 130 course hours to complete, while advanced core courses range from 60 to 100 course hours. Our Global test preparation enclosed campuses offer courses that range from six weeks to eight months targeting students who wish to live on campus in an English immersion environment. Some of our Global test preparation learning centers offer additional courses outside the fundamental curriculum, such as single-subject courses that range from 12 to 30 course hours and focus on particular aspects of IELTS, such as vocabulary or grammar. Some of our learning centers also offer “VIP” one-on-one courses that tailor course content to the individual student.

SAT/TOEFL preparation courses.    We began offering SAT and TOEFL preparation courses in 2005 and 2009, respectively. Currently, we offer our SAT and TOEFL preparation courses through most of our directly owned, and a limited number of franchised Global test preparation learning centers under the “North American Test Academy” brand. Our SAT and TOEFL preparation courses are targeted at high school and college students who wish to continue their education in Canada or the United States. We offer a range of basic and advanced TOEFL courses, and courses for most of the SAT and SAT II subject tests. As of June 30, 2010, we offered 34 TOEFL and SAT preparation courses. Our TOEFL and SAT preparation courses generally range from 100 to 120 course hours. Our enclosed campuses offer courses that range from 12 to 21 weeks, targeting students who wish to live on campus in an English immersion environment.

Other test preparation courses.    We offer preparation courses for the BEC, a certificate granted by Cambridge ESOL as evidence of English skills useful in the workplace environment. These courses are offered through a limited number of our directly operated and franchised Global test preparation learning centers. We also offer, through a limited number of our directly operated learning centers in Guangzhou, preparation courses for the CET, which is a mandatory test of English skill for all college students in China. In addition, a limited number of our Global test preparation learning centers in Beijing offer preparation courses for the DAF and the TCF, which are examinations required for foreign students desiring to study in colleges and universities in Germany and France, respectively.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We offer, through most of our directly operated and franchised Global test preparation learning centers, courses teaching oral English skills under our “Yisi” brand and courses that focus on the New Concept English course material. Our oral English teachers are mostly foreign native English speakers. A limited number of our directly owned learning centers in Beijing and Shanghai offer courses for languages other than English, including French, German, Italian, Japanese, Korean and Spanish. Since our acquisition of Kaiyu Foreign Languages Center in May 2010, we also directly operate nine learning centers dedicated to French and other non-English languages. The fees for our language training courses are mostly influenced by local market conditions.

We are sometimes requested by corporations and universities to provide language training or test preparation programs for their employees or students. In these instances, our teachers generally deliver language training at the client’s facilities to groups typically ranging from 30 to 40 students.

Online Learning Courses

We offer online learning courses through two websites, www.eng24.com, which we refer to as the Global English Online School, or Global English Online, and www.edu24ol.com, which we refer to as Global Career Education Online, or Global Career Online. Global English Online provides online courses for both test preparation and for non-test oriented language training. Global Career Online focuses on providing test preparation courses for professional certification examinations. Our online learning courses include both audio and video courses. Our online courses are particularly attractive to working students, who need the flexibility to prepare at any time of the day or night and on short notice.

The lecturers for our online courses are typically well-known teachers at top Chinese universities or are leading professionals in the subjects that they teach. Students of our online courses may pay tuition fees by purchasing pre-paid cards, or through other commonly accepted methods, including cash, online payment or bank transfer.

We began offering courses through Global English Online in 2007. Global English Online targets current and recently graduated college students. As of June 30, 2010, we offered 42 courses in test preparation and language training through Global English Online.

We began offering courses through Global Career Online in 2004. Global Career Online targets students in the age range of 25 to 45, who have generally entered the workforce and desire to obtain professional certifications to advance in their careers. Those who wish to enter certain professions in China are required under Chinese government regulations to pass certification examinations. As of June 30, 2010, we offered 414 courses to prepare for 142 certification examinations in a variety of fields, including engineering, accounting, trade, and health care, among others.

Study Abroad Consulting Services

We provide study abroad consulting services through Wuhu Study Abroad Consulting. We evaluate students who desire to study overseas and assist them in identifying the countries, schools and courses of study that are most suitable for them. Our services also include assisting our customers prepare and submit application packages to target schools. We help admitted students apply for and obtain visa clearance, and we arrange services in destination countries to assist students to integrate into the new environments. Consistent with market practice, our service fees, excluding a small portion to cover our costs incurred, are generally refunded if the student is not successful gaining admission and obtaining the relevant visa.

We acquired Wuhu Study Abroad Consulting in 2006. Wuhu Study Abroad Consulting was one of the first agencies approved by the Chinese Ministry of Education and the Ministry of Public Security as an overseas study consulting service provider. As of June 30, 2010, Wuhu Study Abroad Consulting had a network of 12 offices in ten cities and 101 consultants.

Kids English & Science Courses

We began offering English training courses geared for children between the ages of three and 12 in 2006 under the brand Global Kids English. Global Kids English offers a series of eleven courses, structured for progressive age groups, to give children a good foundation in English. The most advanced courses prepare students for certification tests for oral English skills offered by the Trinity College of London. Our courses are generally delivered in the traditional classroom format. We select teachers for our Global Kids English courses both for their ability to deliver quality English instruction and for their skill in working with children. Our Global Kids English courses generally run from one to three months, and students generally attend three two-hour sessions per week. Our franchisees typically determine course fees based on local market conditions with reference to course fee guidelines provided by us.

Leveraging the success of our Global Kids English learning centers, we began offering science-oriented education to children through our Global Kids Science learning centers in 2008. Global Kids Science offers classes in six subject areas designed to stimulate the imagination and improve the hands-on abilities of children ranging in age from three to 12. Our Global Kids Science classes generally focus on laboratory experiments designed to be engaging to young children in chemistry, physics and biology, among other fields. Our Global Kids Science courses generally range from 20 to 70 course hours. Our franchisees typically determine course fees based on local market conditions with reference to course fee guidelines provided by us.

After-School Tutoring Courses

We began offering after-school tutoring courses for general academic subjects to elementary and high school students in April 2010. As of June 30, 2010, we offered these courses through four directly operated after-school tutoring learning centers.

Our Network

We deliver our educational services to students through an extensive network of learning centers and online offerings. Our physical network of learning centers comprises 118 Global test preparation learning centers, 49 of which are directly operated, 144 Global Kids English learning centers, one of which is directly operated, 17 Global Kids Science learning centers, three of which are directly operated, nine directly operated learning centers dedicated to French and other non-English languages, and four directly operated learning centers dedicated to after-school tutoring programs. As of June 30, 2010. We have learning centers in 104 cities in China, covering all but two of China’s provinces. We have Global test preparation learning centers in 59 cities in China, including every city with an IELTS or TOEFL test center. Global Career Online and Global English Online, our online learning websites, had more than one million registered users as of June 30, 2010.

We grow our network of learning centers both through establishment of new directly operated learning centers, generally in cities where we already have a presence, and through accepting new franchises into our network. We believe our expansive network of learning centers has contributed to our nationwide brand recognition and ability to cross-sell our services and course offerings.

Each of our directly operated learning centers is administered by a school, which is a legal entity approved by the PRC Ministry of Education to provide educational services. Each school serves as an administrative unit operating the activities of one or more learning centers. Each school is managed by a principal, who is responsible for the overall management of the school’s learning centers, and sales and marketing, academic support, customer support and other support staff. Generally we establish one school per city, except in cases where we are legally required to establish multiple schools in order to operate learning centers across multiple districts within a city.

All of our learning centers operate under the “Global” brand. Most learning centers contain classroom facilities to serve students who attend our courses for a limited number of hours per day. Our Global test preparation learning centers are generally located near colleges and universities or testing centers, and our Global Kids English and Global Kids Science learning centers are generally located near primary or secondary schools or near or inside residential developments. Four of our Global test preparation learning centers are enclosed campuses, two of which are located in Beijing and one located in each of Shanghai and Guangzhou. These learning centers include classrooms, dormitories and dining facilities. These campuses, ranging from 400 to 6,100 square meters in site area, are designed to offer an environment of English language immersion. We lease all of our facilities except for our headquarters in Beijing, office and certain classroom space in Shanghai and a residential apartment in Guangzhou, which we own. The following table sets forth the total number of directly operated and franchised learning centers we have in each province (with the number of directly operated learning centers in parentheses) as of June 30, 2010.

Province	Number of Global test preparation Learning Centers		Number of Global Kids English Learning Centers		Number of Global Kids Science Learning Centers
Beijing	14	(14)	30	(1)	4	(3)
Shanghai	8	(8)	3		—
Tianjin	5	(2)	3		—
Chongqing	3	(3)	2		—
Jiangsu Province	12	(6)	12		1
Guangdong Province	13	(8)	13		1
Zhejiang Province	6	(1)	16		1
Liaoning Province	5	(1)	10		1
Shandong Province	3		8		3
Hubei Province	4		3		—
Hunan Province	2	(2)	7		—
Fujian Province	5		4		—
Jiangxi Province	5		—		1
Heilongjiang Province	3		3		—
Shanxi Province	3		5		—
Inner Mongolia Autonomous Region	2		4		2
Henan Province	3		5		1
Guangxi Province	3		2		—
Shaanxi Province	1	(1)	2		—
Hebei Province	3		4		—
Sichuan Province	3	(3)	2		—
Anhui Province	5		2		1
Gansu Province	1		2		—
Jilin Province	1		2		—
Yunnan Province	1		—		1
Guizhou Province	1		—		—
Hainan province	1		—		—
Ningxia Autonomous Region	1		—		—
Xinjiang Autonomous Region	1		—		—

Total	118	(49)	144	(1)	17	(3)

In 2001, we opened our first learning center in Beijing. The following year, we began adopting our franchise model to expand into new cities, and established our first franchised learning center in Harbin. By June 30, 2010, we had established 226 franchised learning centers in 97 cities. We will continue to open new franchised learning centers and grow our network in smaller and mid-sized cities across China, with a focus on cities that have IELTS test sites, large numbers of college students, high economic growth rates and disposable income, and relatively large populations. Potential franchisees are attracted to us because of the high visibility of our brand and the potential for strong returns on investment. Many of our franchisees are also alumni of our learning centers, and their familiarity with our courses allows us to effectively integrate their franchises into our network.

Potential franchisees must meet our prerequisites to join our network, including substantial prior experience in education and certain financial requirements that vary based on the franchise’s location. We work with the franchisees to secure suitable classroom facilities, while the franchisees are responsible for the cost of leasing such facilities. Potential franchisees must also either have requisite licenses to provide educational services, or obtain such licenses within 90 days after joining as a franchisee and before beginning to operate any learning center. Franchisees pay us a fixed franchise fee that varies based on the franchise’s location, and generally are also required to purchase a certain quantity of course materials from us. Global test preparation franchisees are granted an exclusive license to operate within a particular city, while Global Kids English and Global Kids Science franchisees are granted an exclusive license within a limited geographic area, usually with an approximately one kilometer radius within a city. The initial franchise license generally has a term of between one and three years. During the term of the franchise, franchise operators are required to follow standardized operational guidelines set by us. These guidelines include specifications for the “look and feel” of the learning centers, curriculum content, teacher hiring and training and quality of education. We have a team of 36 people responsible for franchise management as of June 30, 2010, who visit our franchised learning centers to confirm quality and compliance with our standards on a regular basis. For example, they listen in on courses selected at random for quality checks. We may terminate franchises for serious violations of our guidelines.

As each franchise contract expires, we systematically evaluate the operations of the franchise and decide whether to terminate or extend the franchise, or to purchase the franchise and convert the franchised learning center to a directly operated learning center. Our strategy has been to convert successful franchises into directly operated learning centers. In evaluating whether to purchase a franchise, we assemble a dedicated team to execute certain acquisition procedures. This procedure begins with a feasibility study in which we evaluate the franchise’s student enrollment, local market conditions, growth potential and financial condition, among other factors. Our senior management then negotiates the acquisition while further due diligence is conducted and legal documents are drafted, generally based on our standard forms. A limited number of our franchise contracts explicitly give us the option to purchase the franchise. After closing, our acquisition team manages the integration of the franchise into our systems. We base a part of the compensation to the franchisee on the post-closing performance of the franchise. Generally, more than half of the compensation to the franchisee is paid with our equity, with the remainder paid in cash. The franchisee typically signs a three-year employment agreement and noncompetition agreement with us as part of the acquisition. Our franchisees have historically been amenable to being purchased by us at modest valuations given that the acquisition generally allows them to deepen their relationship with us and potentially realize a strong return on the equity in us that they receive in consideration for being acquired.

We completed the acquisitions of our Chengdu and Chongqing franchises in 2008 and our Shenyang, Xi’an and Hangzhou franchises in the first quarter of 2010. In June 2010, we entered into an agreement to acquire our Dalian franchise, and in August 2010 we entered into an agreement to acquire our Wuhan franchise. We plan to continue purchasing successful franchises.

Our Standardized Operations

We emphasize quality and standardization in our course delivery to ensure consistent student experiences and high student satisfaction levels across our learning center network. To that end, we have established a highly standardized set of operating procedures, addressing course content creation, teacher recruitment and training and customer services.

Course Content Creation

We place great emphasis on the quality of our course curricula and learning materials, both in terms of substance, production and delivery quality to enhance students’ learning experience and attract more customers. At regular intervals, our centralized course development office organizes teams comprised primarily of our own teachers to review and revise our course curricula and materials and courseware for our courses. Our centralized course development office employs a variety of measures including drafting guidance, substantive content review and content approval at various stages of the content creation and revision process. Our customer service team regularly seeks feedback on the quality of our courses from our students. Course content is standardized throughout our network, and in particular we ensure that our franchisees are using our most recent materials by requiring that they purchase course materials only from us and by monitoring the volume and frequency of their course material purchases. We cooperate with well-known third party publishers to publish our course materials and other self-developed content, and we sell some of our course content to the public online and through our learning centers and third-party distributors. Our subsidiaries and affiliates have been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content. We own the copyright to most of the in-class teaching materials that we currently use and we have been granted licenses by the authors for those in-class teaching materials in which we do not own the copyright. In addition, for books that we distribute to the public outside of class, we have been granted licenses for terms of three to five years by the authors to publish, reproduce and distribute to the public the content they have created.

To ensure quality delivery of our online courses and learning materials, we record, digitize and edit audio-video lectures used in our courses on our own premises. As of June 30, 2010, we maintained ten fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media.

Teacher Recruitment and Training

As our teachers interact with our students on a daily basis, they are critical to maintaining the quality of our programs, services and products and to maintaining our brand and reputation. We seek to hire teachers who have a strong command of the subject areas to be taught, strong communication skills, innovative and student-centric teaching methods and a passion for teaching. We also seek to hire well-known teachers in particular subject areas, particularly for new subjects that we offer. We have full-time teachers as well as part-time teachers who are not employees and whom we compensate on a per course-hour basis. Our substantial part-time teaching staff allows us greater flexibility in staffing at lower cost.

We recruit both our full-time and part-time teachers through a systematic and highly selective multi-step recruitment process. All of our potential teacher candidates, including those recruited by our directly operated learning centers and by our franchises, need to go through either a telephone or live interview, through which we evaluate whether the candidate has the necessary language skills. Successful candidates then undergo training, either at our facilities in Beijing or at the locations where they will be based, in teaching skills and techniques, subject matter of relevant courses and school culture and philosophy. Candidates are evaluated, among other criteria, on their performance in teaching mock classes. We have developed a four-week, 100-hour curriculum in our Beijing learning centers, and we are in the process of implementing this curriculum throughout our learning centers nationwide. We also provide continuous training so that our teachers can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to teach effectively. Our teachers are evaluated by students, and we allow teachers with better evaluations to teach more courses, while limiting or eliminating course availability to teachers with poor evaluations. We also arrange for periodic peer reviews among our teachers to monitor their teaching performance in the classrooms.

As of June 30, 2010, all of our faculty consisted of college graduates, with more than 51% holding graduate degrees, and 40% holding degrees from foreign universities. In our directly operated learning centers, we had 221, 170, and 292 part time teachers and 22, 133, and 201 full time teachers as of December 31, 2007, 2008 and 2009, respectively, and 417 part time teachers and 303 full time teachers as of June 30, 2010.

Course-related Support and Other Customer Services

We employ a service-oriented approach and devote significant resources to developing course-related support and other services for our students. Through our student support services, we interact with students at multiple touch points in the student life cycle to ensure successful student outcomes.

We have a centralized customer service staff, comprising 88 dedicated professionals as of June 30, 2010, located at our headquarters in Beijing. Our directly operated learning centers outside Beijing and franchised learning centers nationwide also have their own customer service staff. They can be reached through onsite calls, call centers, email, fax, online instant messaging and online message box seven days a week. Our customer service staff help our prospective students choose courses and value-added services suitable to their individual needs and complete the enrollment procedure, accept fee payment, assist enrolled students with logistics, course scheduling and refunds, collect feedback from enrolled students on their learning experience and inform alumni of exam updates, our events and new course offerings. They also accept and respond to students’ complaints. We recruit customer service staff who have good communication skills and dedication to quality service. They typically receive approximately two to three weeks of pre-job training and regular on-job training, including coaching and classroom instructions. We also evaluate the performance of our customer service staff on an ongoing basis.

If students of our online courses have any questions, they can upload their questions online to our virtual question-and-answer room. Most questions are handled by the lecturers teaching the relevant courses and part-time tutors we hire, all of whom have obtained a bachelor’s or higher degree in the subject of the tutored courses and have excelled on the exams covered by such courses.

Marketing

We employ a variety of marketing and recruiting methods to attract students and increase enrollments. We have positioned ourselves as the leading provider of IELTS test preparation courses and a major educational services platform that provides a comprehensive set of test preparation, foreign language training, and overseas study services. We believe that prospective students are attracted to our learning centers due to our excellent brand name, the quality of our courses and services and our relatively long operating history in the private education sector.

Referrals.    Historically, a significant portion of our student enrollments have come through word-of-mouth referrals by former and current students, based on the results of surveys completed by our students. Our student enrollments have benefited and will continue to benefit from referrals by our extensive network of students and alumni, many of whom have achieved success in academics and professional careers.

Promotional events.    We market and promote our service offerings through events sponsored by ourselves and third parties. We regularly hold annual conferences, exam trends update sessions, past exam debrief sessions, star teacher forums, college seminars and campus tours. In addition, we attend international education exhibitions, distance learning exhibitions, exam promotion events and job fairs sponsored by third parties. At the events we host and attend and at test centers during test registration, we distribute free informational brochures, posters, flyers and small souvenirs.

Cross-selling.    We offer many different kinds of educational products and services targeted towards different markets, and we use our programs in one market as an opportunity to advertise our programs in other markets. Our goal is to create a brand name that follows every stage of our potential students’ education and career, from our Global Kids English and Global Kids Science learning centers to our suite of test preparation and study abroad services for high school and university students and our language training and online professional certification test preparation courses for adult professionals.

Sales agents.    We have engaged individuals comprising primarily college students and employees of third-party overseas study consulting firms as sales agents to promote our offline courses and services. As of June 30, 2010, we had 587 such third-party agents throughout China. To sell prepaid study cards outside Beijing for our online courses, we had direct agreements with 93 third-party sales agents as of June 30, 2010. Such third-party agents are primarily book sellers, training institutions and companies distributing educational products and services. Most of our sales agents are engaged on a non-exclusive basis.

Advertising.    We advertise on our own websites, on China’s leading search engines such as Baidu and on high-traffic Chinese Internet portals and on websites specializing in exam information. As of June 30, 2010, we had business partnerships with 297 selected education-related websites to market our courses. We have commission arrangements with them for students that enroll in our courses through their websites. Most of our business partner websites are appointed on a non-exclusive basis. We also place advertisements in newspapers, magazines and journals throughout China. In addition, we advertise through advertisement platforms such as advertisement billboards. We also occasionally advertise on radio, television and LCDs in office buildings.

Technology and Online Platform

Our technology and online platform is crucial to our ability to support our course delivery, business development, study support, franchise management, back-office operations and expansion.

We currently use a combination of commercially available software and hardware and proprietary technology. For our offline learning centers, we have established a technology platform combining business management system, website management system, school information management system and customer relationship management system. To accommodate the special needs of our study abroad consulting business, we have established an integrated platform combining customer relationship management and business management. In addition, we have an online bookstore, forum and blog. Information about all of our offline and online service offerings and local learning centers, including our franchised learning centers, can be accessed through our centrally managed portal website www.globaleducation.cn.

For our online language and professional certification test preparation courses, we have additionally established an online system to display our multimedia courseware and enable distance learning. We have rented third-party capacity to mirror our online training content in servers located in 28 cities nationwide to enable our students outside Beijing to access our online content at a comfortable speed through visiting local servers and avoiding the bottleneck in inter-province network connection.

As of June 30, 2010, we had a technology research and development team of 19 engineers with experience and expertise in the fields of computing science and software development. We may further expand this team to meet the requirements of our future research and development. To responsively cope with evolving market conditions and student needs, we mostly rely on our in-house research and development, while outsourcing certain research and development activities from time to time. As a result of our research and development, we have developed a number of proprietary software programs, including our “student management system,” “client relationship management,” “student recruiting and payment system,” “channel maintenance system” and “new-TOEFL online simulation system.”

Competition

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each of our service offerings and each geographic market in which we operate. For example, we face nationwide competition for our English language test preparation courses from national and local test preparation service providers, including New Oriental Education and Technology Group, which offers test preparation courses in many of the same cities in which we offer our test preparation courses. The market for children’s supplemental private education is highly fragmented, and we face intense competition for our children’s English and science programs from local private schools. Our online learning courses face competition from other online test preparation providers such as China Distance Education Holdings Limited, some of whom specialize in preparation courses for particular professional certification tests. We also face competition from companies that focus on providing test preparation courses in specific geographic markets in China.

We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	overall student experience;

•	ability to effectively market programs, services and products to a broad base of prospective students;

•	scope and quality of program, service and product offerings; and

•	alignment of programs, services and products catering to specific needs of students, parents, educators and employers.

Some of our major competitors may acquire greater resources and achieve better brand recognition that we have in the future, which may hinder our ability to compete effectively against them. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing certain educational services. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market over time. Furthermore, international competitors are entering the China market through acquiring China-based educational service providers. For example, Pearson acquired Wall Street English, an English language training provider in China, in 2009. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken.

Intellectual Property

Intellectual property protections, including copyrights, trademarks, domain names and trade secrets are important to our success. We rely on copyright and trademark law, trade secret protection and confidentiality agreements with our employees, students, franchisees and others to protect our intellectual property rights.

Our key employees are required to sign agreements to acknowledge that the intellectual property rights in inventions, patents, application software, designs, business documents, tools and other relevant work generated by them during, and within one year after, their employment with us as a result of performing their duties or our assignments or using our resources are our property.

As of June 30, 2010, we had filed with the Chinese Trademark Office 128 trademark registration applications for the marks we use for our business offerings, including “ ,” the distinctive part of the names of our Global test preparation learning centers and the primary mark for our Global Kids English learning centers. All but one of these applications are pending. See “Risk Factors—Risk Factors Relating to Our Business—Our key trademarks are still in the process of registration, and we are currently in discussions with the IELTS partners, the entities that organize the IELTS test, regarding the use of the “ ” trademark. If we cannot secure rights to use these trademarks, we may be subject to third party claims and may be forced to discontinue using these marks, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

We have also registered 53 domain names relating to our web sites covering each of our business offerings, including www.globaleducation.cn, the primary URL for our test preparation business, www.eng24.com, the primary URL for our online language training business, www.edu24ol.com, the primary URL for our online professional certification test preparation business, www.hqlsw.com, the primary URL for our Global Kids English learning centers, www.best-science.cn, the primary URL for our Global Kids Science learning centers, and www.whctv.com, the primary URL for our study abroad consulting business, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, the principal domain name registration service provider in China.

We own the copyright to all curricular materials we use internally and are duly licensed for the publications written by our teachers, which we publish through well-known publishing houses. We have registered 13 software copyrights relevant to our business offerings and back-office management with the Copyright Protection Center of China.

We have recently adopted guidelines, procedures and safeguards designed to educate our employees regarding the importance of respecting our intellectual property rights, which include but not limited to our brands, trademarks, copyrights, domain names, trade names, publications, course materials, teaching software and audio-video products, and detect and prevent any conduct by our employees that infringe or have the potential to infringe upon such intellectual property rights. The guidelines specify certain key principles and policies that we require all of our employees to uphold as a fundamental condition of their employment. Pursuant to such key principles, the inventions, patents and other intellectual property rights generated by our employees during and within one year after their term of employment, as results of performing their duties or using our resources, belong to our company; the copyrights of our course materials are assigned or licensed to us according to the copyrights agreements concluded between authors of such course materials and our company. According to the guidelines, we also adopt a uniform intellectual property rights protection and sharing strategy, under which we take uniform measures to protect our intellectual property rights and promote sharing of such rights inside our company, any of our company’s subsidiaries may make use of such rights according to the guidelines.

We believe that our guidelines, procedures and safeguards improve our ability to protect our intellectual property rights, and avoid infringing or potentially infringing activities, minimize our exposure to third party claims and protect our reputation as a company. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization, or challenge us on the ground of intellectual property rights. See “Risk Factors—Risk Factors Relating to Our Business—Any failure to protect our intellectual property rights could undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Employees

We had 323, 652, 998 and 1,367 employees and staff as of December 31, 2007, 2008 and 2009 and June 30, 2010, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relationship with our employees to be good.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provide to our employees. PRC labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The required contributions to be made by us vary broadly based on the salary level of the employee and the policies of the localities in which our subsidiaries are based. The chart below sets forth the general ranges of percentages that, as of June 30, 2010, we are required to contribute for certain employee benefits by the provinces where our subsidiaries are located. These percentages are subject to change by the relevant PRC authorities and may vary from year to year.

Percentage of Employee’s Wages (%)
Pension insurance	10-22
Work injury insurance	0.25-0.5
Unemployment insurance	0.4-2
Basic medical insurance	4.5-12
Maternity insurance	0.3-1
Housing fund	5-13

The total contribution for such employee benefits expensed was RMB3.0 million, RMB5.1 million, RMB11.5 million and RMB8.5 million ($1.3 million) for 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. We have no legal obligation for the benefits beyond the contributions made.

The table below sets for the breakdown of our employees by function as of June 30, 2010.

Function	Number of Employees
Administrative	148
Full-time teachers	303
Sales and marketing	582
Academic support	290
Information technology	44

Total	1,367

Facilities

Our headquarters are located in Beijing, China, where we own approximately 3,324 square meters of office space. In addition, we lease and own an aggregate of approximately 40,000 square meters of space for our directly operated learning centers, of which 1,574 square meters is owned. For detailed information about the locations of our facilities and the terms of our facility leases, see “—Our Network.”

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

This section summarizes the principal PRC regulations relating to our businesses.

We operate our business in China under a legal regime consisting of the National People’s Congress, or NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under the State Council’s authority, including without limitation the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Industry and Information Technology, or MIIT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, the Ministry of Culture, and their respective authorized local counterparts.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare with the records filed with education authorities. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution. Each of our schools, which is the administrative unit for one or more of our learning centers, has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications must be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications must file its pricing information with the governmental pricing authority and publicly disclose such information. None of the learning centers operated by us provides a diploma or certification to students.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining reasonable returns. In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. Certain of our schools are schools not requiring reasonable returns and certain are schools requiring reasonable returns. All of them have allocated certain amount to the development fund in compliance with the aforesaid provisions.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-Foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Chinese-Foreign Schools, which were issued by the MOE in 2004.

These regulations encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and PRC educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for Chinese-Foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC.

We have not applied for a Permit for Chinese-Foreign Cooperation in Operating Schools at this stage since all of our learning centers are operated by subsidiaries of Shanghai Global Career or independent third party franchisees.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

In addition, setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the NPC on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Based on the above, Global Xingxue, a subsidiary of Shanghai Global Career, is not required to obtain approval to operate “educational websites” from the MOE under PRC laws. In addition, Global Xingxue is not required to obtain a license to operate “online education schools”, as it does not directly offer government accredited academic degrees or certifications through its website education or training services.

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits foreign investors from engaging in the publishing business. Our subsidiaries and affiliates have been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market, which became effective on September 1, 2003 and which were amended on

June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, whole-sale or retail of publications must obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC and/or online selling of publications; an entity engaged in wholesaling of publications and/or online selling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the GAPP at the county level and may not conduct general distribution, wholesaling or online selling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale, online selling or retail distribution of audio-video products shall secure a Permit for Operating Audio-Video Products from the relevant government authorities.

During the term of the above-mentioned permits, the GAPP or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits.

Global Zhuoer Publishing, a subsidiary of Shanghai Global Career engaging in the wholesale, online selling and retail distribution of books, periodicals, audio-visual products and electronic publications has obtained the relevant Permits for Operating Publications and the relevant permits for retailing audio-video products, and is in the process of obtaining the relevant permits for the wholesale of audio-video products.

Regulations on Online Publications

GAPP and MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain an Internet Publishing License from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Global Xingxue, a subsidiary of Shanghai Global Career that engages in the dissemination of educational content through the Internet, received verbal confirmation from GAPP that its dissemination of such educational content does not fall within the definition of “Online Publication” as defined under the Internet Publishing Measures. Accordingly, Global Xingxue is not required to obtain an Internet Publishing License. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Global Xingxue will not need an Internet Publishing License in the future.

Regulations on Consulting Services for Overseas Studies

Regarding intermediate and consulting business activities relating to self-funded overseas studying, the MOE, the Ministry of Public Security and the SAIC jointly issued the Administrative Regulations on Intermediate Services for Overseas Studies with Private Funds and their Implementing Rules in 1999, which require that any intermediate service organization engaged in such services procure from the MOE the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies.

Zhongshi Consulting, a subsidiary of Shanghai Global Career engaging in overseas studies consulting services, has obtained the aforesaid recognition from the MOE.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications industry authorities. Xuncheng Network has obtained the ICP license and is in the process of obtaining such BBS approval.

In July 2006, the MIIT posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers had until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

Global Xingxue, a subsidiary of Shanghai Global Career engaging in providing Internet information services, has obtained the ICP license from Beijing Bureau of MIIT. Global Zhuoer Publishing, a subsidiary of Shanghai Global Career engaging in online selling and retail distribution of books and teaching materials, is in the process of obtaining ICP license from Beijing Bureau of MIIT.

Regulations on Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchisees, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOC, and any enterprise engaging in franchise business within one province shall register with the provincial counterparts of MOC. On April 30, 2007, the MOC promulgated the Administrative Measures for the Filing of Commercial Franchises, which set forth in detail the procedures and documents required for the filing, including among other things the franchise agreement entered with the franchisee, market plan and trademarks, patents relating to the franchise.

Beijing Global Education has duly registered its franchise businesses with the MOC and maintained the validity of its registration to date.

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which became effective on July 1, 2003, and which were amended on July 1, 2004. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, games, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

Global Xingxue and Global Zhuoer Publishing, subsidiaries of Shanghai Global Career engaging in the distribution of certain audio-visual products and providing audio-video English programs through the Internet, received verbal confirmation from the Ministry of Culture that the selling of audio-video teaching materials and providing audio-video English programs do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Global Xingxue and Global Zhuoer Publishing are not required to obtain an Internet culture business operations license. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Global Xingxue and Global Zhuoer Publishing will not need an Internet culture business operations license in the future.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” Further, on April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the categories, which clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of internet audio-visual program service which include seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education to the public. We transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. In addition, we do not provide audio-video program uploading and transmission services. Thus we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online education services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the Permit for Broadcasting Audio-video Programs via Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. This regulation requires that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. This regulation also provides that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. Our Beijing Haidian Global Yasi Training School and Global Xingxue subsidiary are the operators of our website engaged in the dissemination of educational content through the internet and have obtained permission from, and pay compensation to, the legitimate copyright owner of such third party content unless such dissemination is limited to teaching or research purpose only.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright.    The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

We entered into Teaching Materials Copyright Agreements with certain of our teachers and editors, which provide that we engage these teachers and editors to write and edit various teaching materials and that we have the copyright to any resulting works or products. With respect to the dissemination of educational content through our website, we have obtained permission from, and pay compensation to, the legitimate copyright owner of such third party content unless such dissemination is limited to teaching or research purposes only.

Trademark.    The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have filed the application for the registration of certain trademarks and logos, including “ ” and the primary mark for our Global Kids English learning centers, with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case.

We applied to the Trademark Office of the State Administration for Industry and Commerce of China for the registration of “ ” on September 20, 2005 and received preliminary approval of our registration on

March 6, 2010, subject to a three-month publication period, during which our application may be subject to challenges by other parties. We have attempted unsuccessfully to register some of our other key trademarks in China and thus are unable to prevent others from using substantially similar or identical these trademarks. See “Risk Factors—Our key trademarks are still in the process of registration, and we are currently in discussions with the IELTS partners, the entities that organize the IELTS test, regarding the use of the “ ” trademark. If we cannot secure rights to use these trademarks, we may be subject to third party claims and may be forced to discontinue using these marks, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

Domain names.    On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered many domain names with CNNIC.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must submit the registration application to the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed and the registration should be completed within 20 working days from the date on which the local branch of SAFE receives all application materials. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

Our PRC subsidiaries Beijing Global Education and Shanghai Global Elite are foreign-invested enterprises subject to the regulations discussed above. Our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, are not engaged in any prohibited or restricted businesses listed in the Foreign-Investment Industrial Guidance Catalog. Neither Beijing Global Education nor Shanghai Global Elite has incurred foreign debt.

SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign invested enterprise. This circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise approved by SAFE or its local counterparts. Our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, do not use any Renminbi converted from foreign exchange capital contributions for domestic equity investment or anything else beyond their respective business scopes.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC Resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our PRC resident shareholders have filed required registrations regarding their equity interest in our company with the Beijing branch of SAFE.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

See “Risk Factors—Risk Factors Relating to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC laws.”

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, has set aside such amounts of accumulated profits in accordance with the above regulations.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on

September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

We believe, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, that CSRC’s approval is not required for this offering given the fact that our current corporate structure was established before the new regulation became effective and that we are not a special purpose vehicle formed for the purpose of acquiring PRC domestic companies. It is uncertain whether CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules in the future that would require CSRC or other governmental approvals for this offering. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the ordinary shares being offered by us. See “Risk Factors—Risk Factors Relating to Doing Business in China—If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, 100081, People’s Republic of China.

Name	Age	Position
Xiaodong Zhang	42	Chairman of the Board
Yongqi Zhang	42	Director and Chief Executive Officer
Andrew Y. Yan	52	Director
Gary Xinzhong Xu	46	Director Appointee*
Shaochun Xu	47	Director Appointee*
Hannah Lee	36	Vice President and Chief Financial Officer
Yinxia Wu	37	Vice President
Guiye Yi	35	Vice President
Xiaofei Zhang	32	General Manager of Operation and Management Center

*	Messrs. Gary Xinzhong Xu and Shaochun Xu have accepted our appointment to be our directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Xiaodong Zhang is one of our co-founders and chairman of our board of directors. Ms. Zhang has over a decade of experience in China’s private education industry. Prior to founding our business, Ms. Zhang was a sales manager of China World Hotel from 1989 to 2000. Ms. Zhang has won a number of awards for entrepreneurship, including a Silver Award in the 2009 Beijing Outstanding Young Entrepreneur selection held by the Beijing municipal government. Ms. Zhang received her associate’s degree in English for Tourism in 1989 from Beijing Tourism College and bachelor’s degree in Economic Management in 1991 from Beijing Economics & Management Institute. Ms. Zhang is the spouse of Mr. Yongqi Zhang.

Yongqi Zhang is one of our co-founders, our director and chief executive officer. Mr. Zhang has over a decade of experience in China’s private education industry. Prior to founding our business, Mr. Zhang was the general manager of Beijing Jinwanxian Co. Ltd. and its Shenzhen affiliate. Mr. Zhang is the author of the book “Education Has No Boundaries” and serves as a director of the Chinese Association for Non-Government Education and a member of the Franchise Committee of the China Chain Store & Franchise Association. Mr. Zhang received his bachelor’s degree in Computer Application and Management from Changsha University in 1988.

Andrew Y. Yan has served as our director since March 2007. He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P. and the executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994-2001. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington D.C., Sprint International, the World Bank and the Economic Restructuring Commission of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 by the China Venture Capital Association. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was named the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Resources Land Ltd. and Fosun International Ltd., non-executive Director of Digital China Holdings Ltd. and MOBI Development Co., Ltd., and director of Acorn International, Inc., ATA Inc., Giant Interactive Group Inc. and Eternal Asia Supply Chain Co., Ltd. (all eight companies are publicly listed on the Hong Kong Stock Exchange, NYSE, Nasdaq or in China). Mr. Yan received a Master of Arts degree from Princeton University and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Gary Xinzhong Xu will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Xu is currently Professor of Finance as well as Associate Dean and Chairman of the Academic Committee at the School of Management of Peking University. He is also currently the Associate Editor of the Journal of Corporate Finance, and editorial board member of the British Accounting Review and the Journal of Chinese Economic and Business Studies. He currently serves as an independent director on the board of directors of Irico Group Electronics Company Limited, which is listed on the Hong Kong Stock Exchange. He also serves on the boards of two private companies in China. Mr. Xu received a bachelor’s degree in geophysics from Peking University, a MBA from Aston University, and a PhD in finance from Lancaster University.

Shaochun Xu will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Xu is currently the chairman of the board of directors and the chief executive officer of Kingdee International Software Group Company Ltd., which he founded in 1993. He is also currently a member of the 9th central committee of the China National Democratic Construction Association, a member of the council of China Siyuan Poverty Alleviation Foundation, deputy director of the China Software Industry Association and a member of the Accounting Information Technology Committee of the Ministry of Finance. Mr. Xu received a bachelor’s degree in computer science from Southeast University, a Master of Accounting degree from the Institute of the Ministry of Finance and an Executive MBA from the China Europe International Business School.

Hannah Lee has served as our chief financial officer since November 2009. Prior to joining us, she was vice president and chief financial officer of United Information Technology Limited, a leading provider of networked storage products and services in China, from March 2008 to October 2009. From January 2004 to February 2008, she was chief financial officer and vice president, and later senior vice president, of The9 Limited, a Nasdaq-listed company. From January 2003 to January 2004, she was a manager of audit and risk advisory services in KPMG, Shanghai. From 1998 to 2002, Ms. Lee worked at PricewaterhouseCoopers Canada, including as a manager of audit and business assurance services. Ms. Lee is a member of the Institute of Chartered Accountants in Canada and a CPA in Illinois, USA. Ms. Lee received her bachelor’s degree with honors from the University of British Columbia, Canada. The9 and many of its former and current directors and executive officers have been named as defendants in a securities class action lawsuit filed in February 2010 in the federal court in the Southern District of New York alleging violations of section 10(b) and Rule 10b-5 and section 20(a) of the Exchange Act. Ms. Lee is one of the former executive officers named in the complaint. The case is in its preliminary phase and, to our knowledge, all the defendants deny and are vigorously contesting the allegations. None of the proceedings involves us.

Yinxia Wu joined us in 2001 and became our vice president in May 2010. Prior to her current position, she served us in several roles, including as the principal of our Beijing school. Prior to joining us, she was a sales manager in Dalian Lida Real Estate Development Co., Ltd. from 1995 to 2000. From 1994 to 1995, she was a teacher in Heilongjiang Provincial Wuchang Municipal Dujia High School. Ms. Wu received her master’s degree in business management from Beijing Jiaotong University in September 2004.

Guiye Yi has served as our vice president since May 2010. Prior to joining us, he was the department director at CIeNET Technologies from 2002 to 2010. From 2000 to 2002, he was an engineer at Bell Labs of Lucent Technologies. Mr. Yi received his master’s degree in 2000 and bachelor’s degree in 1997, both in electrical engineering from Tsinghua University.

Xiaofei Zhang has served as our general manager of operation and management center since August 2006. Prior to that position, she was the director of teaching for our Global test preparation schools from 2002 to 2005 and a teaching assistant at our Global test preparation schools from 2000 to 2001. Ms. Zhang received her master’s degree in education from University of Warwick, United Kingdom, in 2006. She also received her master’s degree in communication studies from Peking University in 2005 and her bachelor’s degree in English language from Beijing Normal University in 2000. Ms. Zhang is the spouse of Mr. Guiye Yi.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our second amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Upon the closing of this offering, we will have a board of five directors divided into class A, class B and class C directors. Initially, the class A directors will be Mr. Yongqi Zhang and Mr. Gary Xinzhong Xu, the class B directors will be Ms. Xiaodong Zhang and Mr. Shaochun Xu, and the class C director will be Mr. Andrew Y. Yan. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis, beginning with our class A directors at the first annual general meeting of our shareholders following the completion of this offering. Our chief executive officer, which currently is Mr. Yongqi Zhang, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee

Our audit committee will consist of Mr. Gary Xinzhong Xu, Mr. Shaochun Xu and Mr. Yongqi Zhang commencing from the completion of this offering. Mr. Gary Xinzhong Xu will be the chairman of our audit committee. Our board of directors has determined that Mr. Gary Xinzhong Xu and Mr. Shaochun Xu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Gary Xinzhong Xu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Although the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market Rules generally require all members of the audit committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, a “phase-in” period permitted by such rules allows our audit committee to include one member who is not an independent director until one year following the effective date of the registration statement on Form F-1 of which this prospectus is a part.

Our audit committee is responsible for, among other things:

•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	reviewing and approving all related party transactions;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management relating to significant financial reporting issues and judgments (including all critical accounting policies and practices used by us);

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor; and

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Our compensation committee will consist of Mr. Shaochun Xu, Mr. Gary Xinzhong Xu, Mr. Andrew Y. Yan and Ms. Xiaodong Zhang commencing from the completion of this offering. Mr. Shaochun Xu will be the chairman of our compensation committee. Although Nasdaq Stock Market Rules generally require all members of the compensation committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its compensation committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s compensation committee be independent directors.

Our compensation committee is responsible for, among other things:

•	reviewing and approving our overall compensation policies;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

•	determining the compensation level of our other executive officers;

•	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations Committee

Our nominations committee will consist of Mr. Yongqi Zhang, Mr. Gary Xinzhong Xu and Mr. Andrew Y. Yan commencing from the completion of this offering. Mr. Yongqi Zhang will be the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s nominations committee be independent directors.

Our nominations committee is responsible for, among other things:

•	seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

•	evaluating the nature, structure and composition of other board committees.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. We will make our code of conduct publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association. The code of ethics, code of conduct and corporate governance guidelines all become effective upon completion of this offering.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we and our subsidiaries paid aggregate cash compensation of approximately RMB1.9 million ($0.3 million) to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2008 Plan, in April 2008. In September 2010 we adopted our 2010 Performance Incentive Plan, or the 2010 Plan, which will be effective upon the completion of this offering. Our incentive plans are intended to promote our success and to increase shareholder value by providing additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

An aggregate of 8,105,463 ordinary shares have been reserved and are available for issuance under the 2008 Plan. As of the date of this prospectus, we have granted options under the 2008 Plan for the purchase of a total of 7,075,232 ordinary shares that are outstanding, and authorized the issuance of a total of 30,502 restricted shares. The authority to grant additional awards under the 2008 Plan will terminate upon the completion of this offering. However, such termination will not affect the terms or validity of any awards then outstanding under the 2008 Plan, and the 2008 Plan will continue for all purposes necessary or advisable in the administration, adjustment, settlement, termination or amendment of such outstanding awards. Subject to amendment of the 2010 Plan, the maximum number of ordinary shares that may be issued pursuant to the 2010 Plan is 1,000,000 ordinary shares, plus the number of ordinary shares available for additional award grant purposes under the 2008 Plan as of the date of the completion of this offering, plus the number of shares subject to share options granted under the 2008 Plan that expire, or for any reason are cancelled or terminated, after the completion of this offering.

Our board of directors may amend, suspend, or terminate our incentive plans and any awards granted under our incentive plans at any time, provided, however, that the board of directors must obtain the consent of the relevant participants under our incentive plans if such amendment, suspension or termination would adversely affect their rights under any award granted prior to that date. Without further action by our board of directors, the 2008 Plan will terminate in April 2018 and the 2010 Plan will terminate in September 2020.

Our options issued under our incentive plans generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting commencement date designated in the agreements granting such options and the remaining 75% vesting in 36 substantially equal monthly installments over the subsequent three years. As of the date of this prospectus, we have outstanding legally vested options to purchase a total of 1,915,292 ordinary shares.

Options granted under our incentive plans do not vest unless the grantee remains under our employment or in service with us on the given vesting date. If the grantee’s employment by or service with us is terminated for cause, all such grantee’s options under our incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment by or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable ninety days following the grantee’s last day of employment by or service with us. In circumstances where there is a death or total disability of the grantee, all such grantee’s vested options terminate and become unexercisable twelve months following the grantee’s last day of employment by or service with us.

Subject to limited exceptions, options awarded under our incentive plans may not be transferred or sold by the grantee.

We have granted options to purchase a total of 2,775,185 ordinary shares to our current directors and executive officers as of the date of this prospectus.

The following table summarizes, the options granted under the plan to our executive officers and directors that are outstanding as of the date of this prospectus.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xiaodong Zhang	400,000	2.40	September 1, 2010	August 31, 2020
Yongqi Zhang	400,000	2.40	September 1, 2010	August 31, 2020
Andrew Y. Yan	400,000	2.40	September 1, 2010	August 31, 2020
Hannah Lee	810,546	1.80	January 1, 2010	December 31, 2019
	42,530	1.80	September 1, 2010	December 31, 2019
	200,000	2.40	September 1, 2010	August 31, 2020
Guiye Yi	70,000	1.80	April 15, 2010	April 14, 2020
	20,000	2.40	September 1, 2010	August 31, 2020
Yinxia Wu	81,055	1.20	January 1, 2007	December 31, 2016
	40,000	1.80	January 1, 2010	December 31, 2019
	28,945	2.00	May 5, 2010	May 4, 2020
	50,000	2.40	September 1, 2010	August 31, 2020
Xiaofei Zhang	74,691	1.13	November 14, 2006	November 13, 2016
	87,418	1.20	January 1, 2007	December 31, 2016
	30,000	1.80	January 1, 2010	December 31, 2019
	40,000	2.40	September 1, 2010	August 31, 2020

Our board of directors has approved the issuance of options to purchase 50,000 of our ordinary shares to each of Mr. Gary Xinzhong Xu and Mr. Shaochun Xu upon the completion of this offering.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus assuming conversion of all of our outstanding series A preferred shares into ordinary shares, by:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	the selling shareholder;

and further assuming that the underwriters do not exercise their option to purchase additional ADSs.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold In This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number(1)	Percent(2)	Number(1)	Percent(2)	Number(1)	Percent(2)
Directors and Executive Officers:
Yongqi Zhang(3)	45,000,000	59.3%
Xiaodong Zhang(4)	45,000,000	59.3%
Andrew Y. Yan	—	—
Gary Xinzhong Xu	—	—
Shaochun Xu	—	—
Hannah Lee	—	—
Yinxia Wu	*	*
Guiye Yi	—	—
Xiaofei Zhang	*	*
All directors and executive officers as a group	45,220,947	59.4%
Principal and Selling Shareholders:
SB Asia Investment Fund II, L.P.(5)	27,949,166	36.8%
Eternal Jade Inc.(6)	22,500,000	29.6%
Oriental Light Consulting Limited(7)	22,500,000	29.6%

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person, assuming conversion of all preferred shares into ordinary shares, by (ii) the total number of ordinary shares outstanding, plus the number of ordinary shares, assuming conversion of all series A preferred shares into ordinary shares, such person has the right to acquire within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus assuming conversion of all series A preferred shares into ordinary shares is 75,893,216. The total number of ordinary shares outstanding after completion of this offering will be assuming the underwriters do not exercise their option to purchase additional ADSs.
(3)	Includes 22,500,000 ordinary shares held by Eternal Jade Inc., which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, and 22,500,000 ordinary shares held by Oriental Light Consulting Limited, which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, the spouse of Mr. Yongqi Zhang. Mr. Yongqi Zhang disclaims beneficial ownership of the ordinary shares held by Oriental Light Consulting Limited. The registered address of Eternal Jade Inc. is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	Includes 22,500,000 ordinary shares held by Oriental Light Consulting Limited, which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, and 22,500,000 ordinary shares held by Eternal Jade Inc., which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, the spouse of Ms. Xiaodong Zhang. Ms. Xiaodong Zhang disclaims beneficial ownership of the ordinary shares held by Eternal Jade Inc. The registered address of Oriental Light Consulting Limited is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Includes 3,418,803 ordinary shares and 24,530,363 ordinary shares issuable upon conversion of series A preferred shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the ordinary shares. Pursuant to section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of our shares held by SB Asia Investment Fund II L.P. Mr. Yan disclaims such beneficial ownership. The registered address of SB Asia Investment Fund II L.P. is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(6)	Eternal Jade Inc. is a limited liability company organized under the laws of the British Virgin Islands. Mr. Yongqi Zhang is the sole director of Eternal Jade Inc.
(7)	Oriental Light Consulting Limited is a limited liability company organized under the laws of the British Virgin Islands. Ms. Xiaodong Zhang is the sole director of Oriental Light Consulting Limited.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Significant Historical Changes to Our Shareholding

In September 2006, we entered into a share purchase agreement with SAIF pursuant to which we issued 22,222,222 series A preferred shares to SAIF at a price of $1.125 per preferred share, and pursuant to which we issued 22,500,000 ordinary shares to each of Zhang Xiaodong and Zhang Yongqi at the price of $0.0001 per share.

In connection with the September 2006 share purchase agreement, SAIF received a warrant to purchase 3,418,803 ordinary shares at the price of $1.4625 per share. In November 2008, SAIF exercised its warrant in full. In November 2008, we also issued 2,308,141 series A preferred shares to SAIF at the price of $0.0001 per share in consideration of SAIF’s waiver of certain rights under the September 2006 share purchase agreement.

In February 2010, we effected a share exchange transaction whereby Global Cayman issued shares to the existing shareholders of our predecessor, Sunnykey, in exchange for all the outstanding shares of Sunnykey and made Sunnykey our wholly owned subsidiary. For every ordinary share of Sunnykey, Sunnykey shareholders received one ordinary share in Global Cayman, and for every series A preferred share of Sunnykey, Sunnykey shareholders received one series A preferred share of Global Cayman.

Eternal Jade Inc. is in the process of transferring 13,500,000 of our ordinary shares to Talent Leads Holdings Limited, and Oriental Light Consulting Limited is in the process of transferring 13,500,000 of our ordinary shares to Magic Colors Holdings Limited. Talent Leads Holdings Limited and Magic Colors Holdings Limited are British Virgin Islands companies which will comprise the assets of an irrevocable trust to be constituted under the laws of Singapore with Credit Suisse Trustee Limited as trustee, Mr. Yongqi Zhang and Ms. Xiaodong Zhang as settlors and Mr. Yongqi Zhang, Ms. Xiaodong Zhang and certain of their relatives as beneficiaries. We expect that prior to the completion of this offering, the transactions described in this paragraph and the establishment of the trust will have been completed.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Shanghai Global Career and Its Shareholders

See “Corporate History and Structure—Contractual Arrangements with Shanghai Global Career and Its Shareholders.”

Shareholders Agreement and Right of First Refusal and Co-Sale Agreement

We and our existing shareholders entered into a shareholders agreement in February 2010, or the Shareholders Agreement, which replaced a shareholders agreement among the shareholders of Sunnykey prior to consummation of the share exchange by which Sunnykey became our wholly owned subsidiary. Pursuant to the Shareholders Agreement, we have granted certain registration rights to holders of our registrable securities. Registrable securities include (1) our ordinary shares issuable or issued upon conversion of our preferred shares, (2) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (1), and (3) any other ordinary shares owned or acquired by any of holders of our series A preferred shares, excluding, among others, shares sold in a public offering. For additional information on these registration rights, please see “Description of Share Capital—Registration Rights under Shareholders Agreement.”

The Shareholders Agreement also provides for other rights enjoyed by the holders of our preferred shares, all of which rights will automatically terminate upon the completion of an initial public offering in which:

•	the gross proceeds to us are no less than $50 million (excluding underwriting discounts and commissions); and

•	our pre-offering valuation provided by such offering is not less than $150 million.

These rights include (1) the right to receive certain financial statements, plans and reports to be prepared by us and to inspect our facilities, accounting records and books on demand, (2) the right to elect one director to our board, and (3) pre-emptive rights to participate in issuances of new securities by us, excluding, among others, securities issued pursuant to an initial public offering meeting the standards set forth above.

We and our existing shareholders also entered into a Right of First Refusal and Co-Sale Agreement in February 2010. Under this agreement, the holders of our preferred shares have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of the holders of our ordinary shares. However, these rights do not apply to transfers pursuant to an initial public offering meeting the standards set forth above. In addition, these rights shall automatically terminate upon the completion of an initial public offering meeting the standards set forth above.

Transactions with Our Shareholders

We have made rental payments for the use of certain of our classroom facilities owned by Xiaodong Zhang and Yongqi Zhang, who are the chairman of our board of directors and our chief executive officer, respectively, and our co-founders. For each of 2007, 2008 and 2009, the amount of such rental payments was RMB1.8 million, and for the six months ended June 30, 2010, the amount was RMB0.9 million ($0.1 million). We expect to continue to make rental payments to Ms. Zhang and Mr. Zhang. Additionally, Mr. Zhang contributed two automobiles, with an aggregate fair value of RMB0.6 million to us in 2007.

Advances to Our Shareholders

Our subsidiaries have in the past made advances to Xiaodong Zhang and Yongqi Zhang. During the period from January 1, 2007 through the date of this prospectus, the maximum aggregate amount of outstanding balance due on such advances was RMB24.2 million, and the aggregate outstanding balance due on such advances was RMB2.4 million ($0.4 million) as of June 30, 2010. A portion of the proceeds from these advances has been used as capital contributions to Shanghai Global Career, and the remaining portion of these advances will be repaid prior to this offering.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 475,469,637 ordinary shares, par value $0.0001 per share, and 24,530,363 preferred shares, par value $0.0001 per share. As of the date of this prospectus, 51,362,853 ordinary shares, 24,530,363 series A preferred shares convertible into 24,530,363 ordinary shares, and options to purchase 7,075,232 ordinary shares are issued and outstanding. Immediately prior to completion of this offering, all of our issued and outstanding preferred shares will be converted into ordinary shares, and our authorized share capital will consist of 500,000,000 ordinary shares, par value $0.0001 per share.

We were incorporated as an exempted company with limited liability under the Companies Law (2009 Revision) Cap. 22 of the Cayman Islands, or the Companies Law, on December 2, 2009. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Upon the completion of this offering, our affairs will be governed by our second amended and restated memorandum and articles of association and the Companies Law. The following summarizes all material terms of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. As this is only a summary of the aforesaid material terms, you should read the form of our second amended and restated memorandum and articles of association, which will be filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. However, the holders of ADSs generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by the ADSs. See “Description of American Depositary Share—Deposit, Withdrawal and Cancellation.”

Meetings

Subject to the company’s regulatory requirements, an annual general meeting shall be called by not less than 35 days’ notice in writing, and any extraordinary general meeting shall be called by not less than ten clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our second amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us to each of our directors and also to our principal external auditors. Extraordinary general meetings may be called by the Chairman of our board of directors or a majority of our directors whenever in their judgment such a meeting is necessary. Under our second amended and restated articles of association, an annual meeting shall be held in each year other than the year in which our second amended and restated articles of association were adopted.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if either of the following groups of shareholders have consented to the calling of such meeting: (1) in the case of a meeting called as an annual general meeting, all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right, and for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the ordinary shares which that shareholder holds.

Two shareholders present in person or by proxy that represent not less than one-third in nominal value of our total issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house or central depositary entity (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands that may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our second amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Cayman law does not make a distinction between resident and non-resident shareholders. All shareholders of our company have the same rights as discussed above.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively; and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our second amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our second amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•

divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to these shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Select Market or in any other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the Nasdaq Stock Market Inc., be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq Global Select Market, the U.S. Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of such shares, being not less than three in total number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the Nasdaq Global Select Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements.    A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing 75% in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

A dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the

Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance.    Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

Our second amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time pursuant to a special resolution of our shareholders, but must consist of not less than two directors and not more than seven directors. There is no maximum number of directors unless otherwise determined by our shareholders in general meeting. Any director on our board may be removed by way of a special resolution of our shareholders. Any vacancies on our board of directors can be filled by way of an ordinary resolution of our shareholders and additions to the existing board of directors can be filled by way of an ordinary resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can also be filled by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Advance notice of a meeting may be given in writing or by telephone or in such other manner as the board of directors may from time to time determine. A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented unless the board has fixed any other number. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Our board of directors is divided into different classes, namely class A directors, class B directors and class C directors. At the first annual general meeting after this offering, all class A directors shall retire from office and be eligible for re-election. At the second annual general meeting after this offering, all class B directors shall retire from office and be eligible for re-election. At the third annual general meeting after this offering, all class C directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after this offering, the class A, class B and class C directors shall retire from office according to the same rotation specified above in this paragraph. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. However, our chief executive officer shall not, while in such office, be subject to retirement or be taken into account in determining the number of directors to retire in any year.

Committees of the Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nominations committee.

Issuance of Additional Ordinary Shares or Preferred Shares

Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Registration Rights under Shareholders Agreement

In connection with our share exchange with Sunnykey, under which we issued series A preferred shares to SAIF on February 1, 2010, we and our existing shareholders entered into the Shareholders Agreement. Under this agreement, from the date that is six months after the closing of our initial public offering, holders of 25% or more of our then outstanding registrable securities may require us to effect a registration under the Securities Act of 1933, as amended. Registrable securities include (1) our ordinary shares issuable or issued upon conversion of our preferred shares, (2) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (1), and (3) any other ordinary shares owned or acquired by any of holders of our series A preferred shares, excluding, among others, shares sold in a public offering. We are obliged to effect up to three such demand registrations. We have the right to defer filing the registration statement for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once in any twelve-month period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statement for purposes of effecting a public offering of our securities.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration, when (1) the aggregate price to the public of such offering is less than $1,000,000, or (2) within the six-month period preceding the date of such request, we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once during any twelve-month period.

We are generally required to pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than all selling expenses or other amounts payable to underwriters or brokers for selling shareholders, if applicable.

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities after five years following the consummation of our initial public offering in which:

•	the gross proceeds to us are no less than $50 million (excluding underwriting discounts and commissions); and

•	our pre-offering valuation provided by such offering is not less than $150 million.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of securities issuances by us during the past three years.

In February 2010, we effected a share exchange transaction whereby Global Cayman issued shares to the existing shareholders of our predecessor, Sunnykey, in exchange for all the outstanding shares of Sunnykey and made Sunnykey our wholly owned subsidiary. For every ordinary share of Sunnykey, Sunnykey shareholders received one ordinary share in Global Cayman, and for every series A preferred share of Sunnykey, Sunnykey shareholders received one series A preferred share of Global Cayman.

Ordinary Shares. In January 2008, we issued 611,388 ordinary shares to the seller in connection with our acquisition of the Chongqing and Chengdu franchises. The fair value of the shares as of the consummation date of the acquisitions was $1.06 per ordinary share.

In November 2008, we issued 3,418,803 ordinary shares at the price of $1.4625 per share to SAIF pursuant to its exercise of a warrant to purchase such ordinary shares.

In July 2010, we issued (i) 1,027,006 ordinary shares to the seller in connection with our acquisition of our Shenyang franchise, and the fair value of the shares as of the consummation date of the acquisitions was $1.77 per ordinary share; (ii) 326,631 and 375,381 ordinary shares to the sellers in connection with our acquisitions of our Xi’an and Hangzhou franchises, respectively, and the fair value of the shares as of the consummation date of the acquisitions was $1.79 per ordinary share; (iii) 536,099 ordinary shares to the seller in connection with our acquisition of Kaiyu Foreign Language Center, and the fair value of the shares as of the consummation date of the acquisition was $2.33 per ordinary share; and (iv) 67,545 ordinary shares to an employee due to his exercise of the option to purchase such shares at the exercise price of $1.20 per ordinary share.

Preferred Shares. In November 2008, we issued 2,308,141 series A preferred shares at the price of $0.0001 per share to SAIF in consideration of SAIF’s waiver of certain rights under the September 2006 share purchase agreement.

Options. We have granted to certain of our directors, officers, school principals, teachers, other employees and outside consultants options to purchase our ordinary shares. As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 7,075,232.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive transactional from the depositary which will show the number of ADSs registered in such holder’s name as a result of the transaction giving rise to such statement. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. To the extent voting instruction cards are not so received by the depositary from any holder of ADRs, such holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us and the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing shares to give a discretionary proxy to the person we so designate to vote the shares represented by the ADSs for which voting instructions were not so received and to which deemed instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (i) with respect to any matter as to which we informs the depositary (and, in the deposit agreement we have agreed to provide such information promptly in writing when and if applicable) that (x) we do not wish such proxy to be given, (y) substantial opposition exists with respect to any agenda item for which the proxy would be given or (z) materially affects the rights of holders of Shares and (ii) unless, with respect to such meeting, the depositary has been provided with an opinion of counsel to the company, in form and substance satisfactory to the depositary, to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Island law, rule, regulation or permit, (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Island law upon a discretionary proxy being granted in the manner as aforesaid, and (d) the granting of such discretionary proxy alone will not result in the Shares represented by the ADSs being considered subject to attachment or appropriation by creditors of the custodian or the depositary under Cayman Island law, to the extent Cayman Island law is relevant.

Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to vote by appointing a proxy and is not required to attend meetings in person. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. We anticipate that the 35 days’ notice required for annual general meetings will provide sufficient time for the depositary to solicit voting instructions. However, for extraordinary meetings, which may be called upon ten days’ notice, the depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The shares represented by the ADSs may only be voted through the depositary. ADR holders will not be able to attend and vote at meetings of shareholders other than through the depositary itself. To the extent an ADR holder wishes to attend and vote at any such meeting, such ADR holder would be required to cancel such ADR holder’s ADSs and become a shareholder of the company prior to the record date established by us for such meeting. Shareholders may vote by appointing a proxy or by attending meetings in person. For more information on how a shareholder of the company is able to vote please see “Description of Share Capital—Voting Rights Attaching to the Shares.”

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available by us to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders. We will also be required to file and submit certain forms with the Securities and Exchange Commission which may contain the same communications. Such filings and submissions can be viewed on the Securities and Exchange Commission website (www.sec.gov).

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when the depositary declares the same as due and owing. The fees related to any cash distributions are automatically deducted from such cash distributions. For other fees, if you hold our ADSs through your broker or financial institution nominee, such fees will be charged by the depositary through the clearing system in which the ADSs are held. Persons holding ADSs on the books of the depositary may be invoiced for such fees.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding and (ii) our reimbursable expenses related to the ADR program are not known at this time. The amount of reimbursement available to us is not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services, including the distribution of dividends and the provision of voting materials for shareholder meetings, to holders that have not paid those fees and expenses owing until such fees and expenses have been paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People’s Republic of China (including the Hong Kong Special Administrative Region, the “People’s Republic of China) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the Deposit Agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and while application has been made for our ADSs to be listed on the Nasdaq Global Select Market, we cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Upon completion of this offering, we will have              outstanding ADSs representing approximately     % of our ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the Nasdaq Global Select Market only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Lock-Up Agreements

We, our executive officers and directors and all of our existing shareholders have agreed, with exceptions, not to sell or transfer any ordinary shares or ADSs or securities convertible into, exchangeable or exercisable for ordinary shares or ADSs for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file a registration statement related to the ordinary shares or ADSs; or

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enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares or ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies to the ordinary shares or ADSs owned now or, with exceptions, acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In the event that either (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We are not aware of any plans by any significant shareholder to dispose of significant numbers of ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders will not dispose of significant numbers of ADSs or ordinary shares in the future. See “Principal Shareholders” for a description of our significant shareholders. No prediction can be made as to the effect, if any, that future sales of ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

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1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately              million shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•	the average weekly trading volume of our ADSs on the Nasdaq Global Select Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Share Options

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period contained in Rule 144.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options granted prior to this offering or that may be issued pursuant to equity awards which may be granted in the future under our 2008 Plan and 2010 Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered on Form S-8 generally may be sold in the open market, except to the extent that the shares are subject to vesting restrictions or lock-up or other contractual restrictions.

Registration Rights

Upon completion of this offering, the holders of 27,949,166 of our outstanding shares will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described above. For a further description of these registration rights, see “Description of Share Capital—Registration Rights Under Shareholders Agreement.”

TAXATION

The following is a summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Acting Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from December 22, 2009.

People’s Republic of China Taxation

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. See “Risk Factors—Risk Factors Relating to Doing Business in China—We may be treated as a “resident enterprise” for PRC enterprise income tax purposes under the New EIT Law.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences and considerations of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a person holds ADSs or ordinary shares through a partnership or other flow-through entity, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will generally be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which we have applied to list on the Nasdaq Global Select Market, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership of the ADSs or ordinary shares.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, you may be eligible for the benefits of the income tax treaty between the United States and PRC. However, that income tax treaty does not reduce the withholding tax rate applicable to dividends paid to you below the current statutory rate described in “Taxation—People’s Republic of China Taxation” section. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends, including in the event PRC withholding taxes apply to dividends paid to you.

Sales or other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations. In particular, if you are a person other than a corporation (or an entity treated as a corporation for U.S. federal income tax purposes), the excess of your capital losses over your capital gains in any year may generally only be used to offset the first $3,000 of your ordinary income, with any balance being carried forward indefinitely for use in subsequent years, subject to the same limitations. If you are a corporation (or an entity treated as a corporation for U.S. federal income tax purposes), you can utilize capital losses only to offset your capital gains, with unused capital losses carried back three years and carried forward five years.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ADSs or ordinary shares, including in the event PRC withholding taxes apply to such disposition.

Passive Foreign Investment Company

If we are a passive foreign investment company, or PFIC, in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or the asset test or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We do not expect to be a PFIC for the taxable year 2010. Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and ordinary shares and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010. Despite our expectation, there can be no assurance that we will not be a PFIC in 2010 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operation. We intend to analyze our status as a PFIC at the end of each taxable year and disclose our findings to our shareholders. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs and ordinary shares” section above

You would generally be able to avoid the PFIC rates regarding “excess” distribution and gain rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Select Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their fair market value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding “excess” distribution and gain described above. A U.S. Holder that makes such an election would generally include in income in a taxable year its pro rata share of the corporation’s income for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

In addition to other reporting requirements that may apply, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

Information Reporting and Backup Withholding

In general, dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. We intend to backup withhold on payments with respect to our ADSs unless you timely provide a properly completed IRS Form W-9 or otherwise establish your exempt status. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the U.S. underwriters named below, and Credit Suisse (Hong Kong) Limited and Merrill Lynch Far East Limited are acting as the representatives of the international underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us, the underwriters and the selling shareholder, we and the selling shareholder have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase from us, the number of ADSs listed opposite their respective names below.

Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629, U.S.A.; Credit Suisse (Hong Kong) Limited’s address is 45th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong; Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is One Bryant Park, New York, New York 10036, U.S.A.; Merrill Lynch Far East Limited’s address is 15th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong.

U.S. Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
William Blair & Company, L.L.C.

Total

International Underwriters	Number of ADSs
Credit Suisse (Hong Kong) Limited
Merrill Lynch Far East Limited

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreements may be terminated.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to any payments the underwriters may be required to make in respect of these liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $             per ADS to other dealers. After the initial public offering, the public offering price, concession and discount or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per ADS	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $            .

Option to Purchase Additional ADSs

We and the selling shareholder have granted an option to the underwriters to purchase up to an additional              ADSs from us and up to an additional             ADSs from the selling shareholder at the public offering price less underwriting discount and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise the option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and all of our existing shareholders have agreed, with exceptions, not to sell or transfer any ordinary shares or ADSs or securities convertible into, exchangeable or exercisable for ordinary shares or ADSs for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file a registration statement related to the ordinary shares or ADSs; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of shares, ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares or ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies to the ordinary shares or ADSs owned now or, with exceptions, acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

In the event that either (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Select Market Listing

We expect the ADSs to be approved for listing on the Nasdaq Global Select Market under the symbol “GEDU.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our ordinary shares and ADSs. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. “Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of ADSs

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Certain underwriters may also allocate a limited number of ADSs for sale to its online brokerage customers. An electronic prospectus is available on Internet web sites maintained by Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated web sites is not part of this prospectus.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to              ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than A43,000,000 and (3) an annual net revenue of more than A50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus

Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The ADSs will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. We will not offer to sell any ADSs or ordinary shares to any member of the public in the Cayman Islands.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Select Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
NASDAQ Global Select Market Listing Fee	$
Printing Expenses	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Miscellaneous	$

Total	$

LEGAL MATTERS

Certain matters of United States Federal and New York State law will be passed upon for us by O’Melveny & Myers LLP, and will be passed upon for the underwriters by Latham & Watkins. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Commerce & Finance Law Offices. O’Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Latham & Watkins may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (No. 333-169475) and the depositary has filed a registration statement on Form F-6 (No. 333-             ), including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents.

Upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and submit other reports and information under cover of Form 6-K with the SEC. As a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

We will furnish to             , as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Education & Technology Group Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Global Education & Technology Group Limited (the “Company”) and its subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 2, 2010, except for Notes 21(d) and (e), which are as of May 21, 2010

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Balance Sheets as of December 31, 2008 and 2009

(In thousands, except share and per share data)

	December 31,
	2008	2009	2009	2009 Pro-forma	2009 Pro-forma
	RMB	RMB	USD	RMB	USD
			(Note 3(c))	Unaudited (Note 24)	Unaudited (Note 3(c), Note 24)
ASSETS
Current assets:
Cash and cash equivalents	100,376	103,777	15,303	103,777	15,303
Restricted cash	2,900	3,600	531	3,600	531
Term deposits	24,500	241,500	35,612	241,500	35,612
Short-term investments	180,259	—	—	—	—
Accounts receivable, net of allowance of nil for 2008 and 2009	3,154	1,888	278	1,888	278
Prepaid expenses and other current assets	7,384	15,303	2,257	15,303	2,257
Deferred tax assets, current	2,295	3,097	457	3,097	457
Amounts due from a related party	3,404	10,184	1,502	10,184	1,502

Total current assets	324,272	379,349	55,940	379,349	55,940
Property and equipment, net	49,586	82,401	12,151	82,401	12,151
Acquired intangible assets, net	1,802	1,144	169	1,144	169
Goodwill	6,678	6,678	985	6,678	985
Other non-current assets	3,742	8,174	1,205	8,174	1,205

Total Assets	386,080	477,746	70,450	477,746	70,450

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,076	4,859	717	4,859	717
Deferred revenue	49,298	65,814	9,705	65,814	9,705
Accrued expenses and other current liabilities	14,362	30,188	4,452	30,188	4,452
Deferred tax liabilities, current	799	2,163	319	2,163	319
Tax payable	6,096	9,576	1,412	13,054	1,925
Amount due to a related party	710	—	—	—	—
Dividend payable	—	—	—	93,044	13,720

Total current liabilities	76,341	112,600	16,605	209,122	30,838
Deferred tax liabilities, non-current	758	711	105	711	105
Other non-current liabilities	1,874	2,354	347	2,354	347

Total Liabilities	78,973	115,665	17,057	212,187	31,290

Redeemable convertible preferred shares (US$0.0001 par value; 24,530,363 shares authorized, issued and outstanding as of December 31, 2008 and 2009; aggregate liquidation value of US$27,597 as of December 31, 2008 and 2009; none outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	215,946	238,029	35,100	—	—

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; 102,640,524 shares authorized, and 49,030,191 issued and outstanding as of December 31, 2008 and 2009; 73,560,554 (unaudited) shares outstanding on a pro-forma basis as of December 31, 2009)	39	39	6	58	9
Additional paid-in capital	50,696	52,126	7,687	248,654	36,667
Statutory reserves	9,094	16,847	2,484	16,847	2,484
Retained earnings	29,273	55,040	8,116	—	—
Accumulated other comprehensive income	2,059	—	—	—	—

Total Shareholders’ Equity	91,161	124,052	18,293	265,559	39,160

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	386,080	477,746	70,450	477,746	70,450

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009

(In thousands, except share and per share data)

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(Note 3(c))
Net revenues
Educational programs and services	82,742	148,361	229,491	33,841
Franchise fees, study abroad consulting services and sales of books and course materials	14,043	15,278	16,739	2,468

Total net revenues	96,785	163,639	246,230	36,309

Operating costs and expenses
Cost of revenues	(41,025)	(65,159)	(101,976)	(15,037)
Selling and marketing expenses	(14,976)	(34,020)	(64,590)	(9,524)
General and administrative expenses	(14,484)	(21,166)	(28,968)	(4,272)

Total operating costs and expenses	(70,485)	(120,345)	(195,534)	(28,833)

Operating income	26,300	43,294	50,696	7,476

Interest income	8,225	2,358	5,510	813
Investment income	70	3,876	3,833	565
Foreign exchange losses, net	(10,031)	(4,472)	(119)	(18)
Other income/(expense), net	(182)	396	461	68

Income before income taxes and non-controlling interest	24,382	45,452	60,381	8,904

Income tax expense	(1,181)	(3,851)	(4,778)	(705)

Net income	23,201	41,601	55,603	8,199

Non-controlling interest	138	60	—	—

Net income attributable to Global Education & Technology Group Limited	23,339	41,661	55,603	8,199

Accretion of redeemable convertible preferred shares (Note 18)	(5,099)	(6,695)	(22,083)	(3,256)
Deemed dividend to preferred shareholder (Note 18)	(15,758)	—	—	—
Income allocated to participating preferred shareholder	(10,768)	(18,427)	(18,699)	(2,757)

Net income/(loss) attributable to ordinary shareholders	(8,286)	16,539	14,821	2,186

Net income/(loss) per share:
Basic	(0.18)	0.36	0.30	0.04
Diluted	(0.18)	0.36	0.30	0.04

Unaudited pro forma earnings per share (Note 24(b))
Basic			[ ]	[ ]
Diluted			[ ]	[ ]

Weighted average number of shares outstanding:
Basic	45,000,000	45,393,397	49,030,191	49,030,191
Diluted	45,000,000	45,953,836	49,030,191	49,030,191

Unaudited pro forma weighted average number of shares outstanding (Note 24(b))
Basic			[ ]	[ ]
Diluted			[ ]	[ ]

Share-based compensation expense included in:
Cost of revenues	54	232	232	34
Selling and marketing expenses	151	186	636	94
General and administrative expenses	298	1,704	562	83

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009

(In thousands, except share data)

	Total Global Education & Technology Group Limited Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Warrant	Statutory reserves	(Accumulated deficit)/ Retained earnings	Accumulated other comprehensive income	Non-controlling interest	Total shareholders’ equity	Comprehensive income
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2007	45,000,000	36	11,678	3,824	119	(6,095)	—	—	9,562	—

Net income/(loss)	—	—	—	—	—	23,339	—	(138)	23,201	23,201
Appropriation to statutory reserves	—	—	—	—	3,282	(3,282)	—	—	—	—
Share-based compensation	—	—	503	—	—	—	—	—	503	—
Accretion of redeemable convertible preferred shares (Note 18)	—	—	—	—	—	(5,099)	—	—	(5,099)	—
Deemed dividend to preferred share holder (Note 18)	—	—	(6,895)	—	—	(8,863)	—	—	(15,758)	—
Unrealized gains from short-term investments	—	—	—	—	—	—	284	—	284	284
Shareholders’ contribution	—	—	624	—	—	—	—	—	624	—
Sales of non-controlling interest	—	—	—	—	—	—	—	359	359	—

Balance at December 31, 2007	45,000,000	36	5,910	3,824	3,401	—	284	221	13,676	23,485

Net income/(loss)	—	—	—	—	—	41,661	—	(60)	41,601	41,601
Appropriation to statutory reserves	—	—	—	—	5,693	(5,693)	—	—	—	—
Share-based compensation	—	—	2,122	—	—	—	—	—	2,122	—
Accretion of redeemable convertible preferred shares (Note 18)	—	—	—	—	—	(6,695)	—	—	(6,695)	—
Unrealized gains from short-term investments	—	—	—	—	—	—	1,775	—	1,775	1,775
Acquisition of non-controlling interest	—	—	—	—	—	—	—	(161)	(161)	—
Issuance of ordinary shares for acquisitions	611,388	—	4,712	—	—	—	—	—	4,712	—
Exercise of warrant (Note 17)	3,418,803	3	37,952	(3,824)	—	—	—	—	34,131	—

Balance at December 31, 2008	49,030,191	39	50,696	—	9,094	29,273	2,059	—	91,161	43,376

Net income	—	—	—	—	—	55,603	—	—	55,603	55,603
Appropriation to statutory reserves	—	—	—	—	7,753	(7,753)	—	—	—	—
Share-based compensation	—	—	1,430	—	—	—	—	—	1,430	—
Accretion of redeemable convertible preferred shares (Note 18)	—	—	—	—	—	(22,083)	—	—	(22,083)	—
Realized gains from short-term investments	—	—	—	—	—	—	(2,059)	—	(2,059)	(2,059)

Balance at December 31, 2009	49,030,191	39	52,126	—	16,847	55,040	—	—	124,052	53,544

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

(In thousands)

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(Note 3(c))
Cash flows from operating activities:

Net income	23,201	41,601	55,603	8,199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,145	3,086	4,367	644
Loss on disposal of property and equipment	38	33	165	24
Share-based compensation	503	2,122	1,430	211
Deferred income taxes	(1,011)	616	444	65
Disposal loss from sales of non-controlling interest	59	—	—	—
Foreign exchange losses, net	10,031	4,472	119	18
Investment income	(70)	(3,876)	(3,833)	(565)
Changes in operating assets and liabilities:
Accounts receivable	(1,194)	(1,960)	1,286	190
Prepaid expenses and other current assets	(3,011)	(607)	(7,918)	(1,168)
Amounts due from a related party	(8,654)	6,568	1,190	175
Other non-current assets	(1,073)	(698)	(527)	(78)
Accounts payable	(1,766)	1,567	(217)	(32)
Deferred revenue	27,237	13,722	16,516	2,435
Accrued expenses and other current liabilities	8,590	4,946	12,282	1,811
Tax payable	5,187	(490)	3,477	513
Amount due to a related party	2,387	(1,677)	(710)	(105)
Other non-current liabilities	1,119	755	480	71

Net cash provided by operating activities	63,718	70,180	84,154	12,408

Cash flows from investing activities:
Placement of term deposits	(87,546)	(24,500)	(241,500)	(35,612)
Maturities of term deposits	13,500	74,046	24,500	3,613
Purchase of short-term investments	(53,200)	(323,590)	—	—
Proceeds from short-term investments	4,170	198,366	182,033	26,843
Purchase of property and equipment	(47,423)	(4,603)	(36,402)	(5,368)
Changes in restricted cash	—	(2,900)	(700)	(102)
Changes in amounts due to a related party (Note 19)	(11,700)	10,600	(7,970)	(1,175)
Cash payments for acquisition of a VIE’s subsidiaries, net of the acquired cash	(2,023)	237	(4,139)	(610)
Contingently refundable service fees received (Note 5(c))	—	—	3,545	523

Net cash (used in) investing activities	(184,222)	(72,344)	(80,633)	(11,888)

Cash flows from financing activities:
Cash payments for acquisition of non-controlling interest	—	(600)	—	—
Proceeds from sales of non-controlling interest	300	—	—	—
Proceeds from exercise of warrant (Note 17)	—	34,131	—	—

Net cash provided by financing activities	300	33,531	—	—

Net (decrease)/increase in cash and cash equivalents	(120,204)	31,367	3,521	520

Effect of exchange rate changes on cash and cash equivalents	(10,244)	(4,578)	(120)	(18)

Cash and cash equivalents at the beginning of the year	204,035	73,587	100,376	14,801

Cash and cash equivalents at the end of the year	73,587	100,376	103,777	15,303

Supplemental disclosures of cash flow information:
Cash paid for income taxes	243	589	1,669	246

Supplemental disclosures of non-cash investing activities:
Acquisition consideration paid in shares (Note 5(a) and Note 5(b))	—	4,712	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements

(In thousands, except share and per share data)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

a) Principal activities

Global Education & Technology Group Limited (“Global Education”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”) and a VIE’s subsidiaries (collectively, the “Group”) is principally engaged in the offering of an extensive range of educational programs and services in the People’s Republic of China (the “PRC” or “China”) with a focus on English training and test preparation. The Group provides test preparation services for the International English Language Testing System, or IELTS, on a nationwide basis in the PRC.

b) Reorganization

The Company was incorporated in the Cayman Islands on December 2, 2009.

Prior to September 2006, the Group’s business was operated through various PRC domestic companies (the “PRC Domestic Companies”) which were directly or indirectly, owned or controlled by Mr. Yongqi Zhang and Ms. Xiaodong Zhang, husband and wife, and their immediate family (collectively, the “Founder”).

In September 2006, the Group undertook a restructuring and reorganization (the “First Reorganization”) immediately prior to the issuance of Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to SB Asia Investment Fund II, L.P. (“SAIF”). The First Reorganization was necessary to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide educational services in the PRC where certain licenses are required.

In connection with the First Reorganization, the Founder purchased an investment holding company, Sunnykey International Holding Limited (the “BVI Company”), for nominal consideration in August 2006. Subsequently in September 2006, the BVI Company established Beijing Global Education & Technology Co., Ltd. (“Beijing Global Education”) and Global Elite Education & Technology (Shanghai) Co. Ltd. (“Shanghai Global Elite”) as wholly foreign-owned enterprises. The Founder also established Shanghai Global Career Education & Technology Co. Ltd (the “PRC Holding Company”) to be the investment holding company of the PRC Domestic Companies.

By entering into a series of agreements with the Founder, the PRC Domestic Companies and the PRC Holding Company, the PRC Holding Company became a VIE of Beijing Global Education and consequently, the BVI Company became the ultimate primary beneficiary of the PRC Domestic Companies and the PRC Holding Company (Note 2).

Upon the completion of the First Reorganization in September 2006, the BVI Company issued 45,000,000 ordinary shares to the Founder at par value, and 22,222,222 Series A Preferred Shares to SAIF for US$25,000 (approximately RMB 198,355), respectively.

On February 1, 2010, pursuant to a share swap agreement, all the then existing shareholders of the BVI Company exchanged their respective shares of the BVI Company for equivalent classes of shares of the Company on a 1 for 1 basis (the “Second Reorganization”). As a result, the BVI Company became a wholly owned subsidiary of the Company, thereby, completing the Second Reorganization.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

c) Subsidiaries, VIEs and a VIE’s subsidiaries

As of December 31, 2009, details of the BVI Company’s subsidiaries, VIEs and a VIE’s subsidiaries are as follows.

Name		Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of direct or indirect economic ownership	Principal activity
Direct subsidiaries:
1	Beijing Global Education & Technology Co., Ltd. (“Beijing Global Education”)	September 04, 2006	PRC	100%	Educational software development, education consulting and franchise

2	Global Elite Education & Technology (Shanghai) Co. Ltd. (“Shanghai Global Elite”)	September 07, 2006	PRC	100%	Educational software development and education consulting

Variable Interest Entities:
1	Shanghai Global Career Education & Technology Co. Ltd (“PRC Holding Company”)	August 25, 2006	PRC	100%	Education consulting and education software distribution

2	Guangzhou Yuexiu District Global Elite Training Centre (“Guangzhou School”)	March 18, 2005	PRC	100%	Language education

Subsidiaries of PRC Holding Company, a VIE of the BVI Company:
1	Beijing Wuhuzhongshi Consulting Co., Ltd. (“Wuhu”)	April 19, 1999	PRC	100%	Study abroad consulting

2	Beijing Dongcheng District Global Yasi Training School (“Dongcheng School”)	July 05, 2001	PRC	100%	Language education

3	Beijing Global Xingxue Technology & Development Co., Ltd. (“Xingxue”)	November 24, 2003	PRC	100%	Online education and sales of books and course materials

4	Chengdu Global English School (“Chengdu School”)	January 24, 2008	PRC	100%	Language education

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Name		Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of direct or indirect economic ownership	Principal activity
5	Chongqing Yuzhong District Global Yasi Training School (“Chongqing School”)	January 30, 2008	PRC	100%	Language education

6	Changsha Furong District Global Yasi Training School (“Changsha School”)	May 30, 2006	PRC	100%	Language education

7	Beijing Global Zhuoeryingcai Culture Dissemination Co., Ltd (“Zhuo’er”)	February 7, 2006	PRC	100%	Sales of books and course materials

8	Shanghai Yangpu District Global Yasi Training School (“Shanghai School”)	August 28, 2007	PRC	100%	Language education

9	Global Career (Tianjin) Education and Technology Co. Ltd (“Tianjin Global”)	June 16, 2008	PRC	100%	Education consulting

10	Nanjing Global Yasi Training Center (“Nanjing School”)	July 31, 2008	PRC	100%	Language education

11	Tianjin Hexi District Global Yasi Training School (“Tianjin School”)	February 16, 2009	PRC	100%	Language education

12	Wuxi Global Career Education Consulting Co. Ltd (“Wuxi Global”)	September 24, 2008	PRC	100%	Education consulting

13	Wuxi Global Yasi Training Center (“Wuxi School”)	May 27, 2009	PRC	100%	Language education

14	Suzhou Yisi Qiantu Education Consulting Company (“Suzhou Global”)	November 04, 2008	PRC	100%	Education consulting

15	Suzhou Global Elite Training Center (“Suzhou School”)	November 10, 2009	PRC	100%	Language education

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Name		Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of direct or indirect economic ownership	Principal activity
16	Beijing Chaoyang District Global Yasi Training School (“Chaoyang School”)	March 10, 2009	PRC	100%	Language education

17	Shenzhen Luohu District Global Yasi Training Center (“Shenzhen School”)	August 19, 2009	PRC	100%	Language education

18	Nantong Qiantu Yisi Education Consulting Company (“Nantong Global”)	July 21, 2009	PRC	100%	Education consulting

19	Nantong Chongchuan District Qiantu Yasi Training Center (“Nantong School”)	November 19, 2009	PRC	100%	Language education

20	Guangzhou Tianxia Qiantu Education Consulting Company (“Guangzhou Tianxia”)	October 27, 2009	PRC	100%	Education consulting

21	Beijing Haidian District Global Yasi Training School (“Haidian School”)	December 31, 2009	PRC	100%	Language education

2. VARIABLE INTEREST ENTITIES

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide educational services in the PRC, the Company provides its services through Guangzhou School and PRC Holding Company’s subsidiaries which hold the licenses and approvals to provide educational services in the PRC. The Company obtained substantial ability to control Guangzhou School, PRC Holding Company and PRC Holding Company’s subsidiaries though a series of contractual agreements entered between Beijing Global Education and the shareholders of Guangzhou School and PRC Holding Company (the “Nominee Shareholders”).

The Group has adopted Financial Accounting Standard Board (“FASB”) guidance on consolidated variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships between the Company, Beijing Global Education, PRC Holding Company and Guangzhou School and concluded that Beijing Global Education is entitled to substantially all of the economic risks and rewards associated with PRC Holding Company and Guangzhou School, and is the primary beneficiary of these entities. As a result, Guangzhou School, PRC Holding

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Company and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements.

The Company’s relationships with PRC Holding Company and the Nominee Shareholders are governed by the following contractual arrangements.

Exclusive consulting and service agreement

Under the exclusive consulting and service agreement between Beijing Global Education and PRC Holding Company, Beijing Global Education has the exclusive right to provide to PRC Holding Company consulting services related to the PRC Holding Company and its subsidiaries’ education and training operations. Beijing Global Education owns the intellectual property rights developed by either Beijing Global Education or the PRC Holding Company in the performance of this agreement. The PRC Holding Company pays to Beijing Global Education quarterly service fees, which substantially represents the entire residual economic interest of the PRC Holding Company. This agreement is effective for 10 years or early terminable at Beijing Global Education’s sole discretion.

Business operation agreement

Under the business operation agreement among Beijing Global Education, PRC Holding Company and Nominee Shareholders, Beijing Global Education provides guidance and advice on PRC Holding Company’s daily operations and financial management systems. Nominee Shareholders of PRC Holding Company must procure the appointment of PRC Holding Company’s directors and senior management per Beijing Global Education’s designation. Moreover, PRC Holding Company and its Nominee Shareholders agree that without the prior consent of Beijing Global Education, PRC Holding Company will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PRC Holding Company, including incurrence or assumption of any indebtedness, sale or purchase of any assets or rights of more than RMB 200, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operating procedures. The agreement also provides that if any of the agreements between Beijing Global Education and PRC Holding Company is terminated, Beijing Global Education is entitled to terminate all of the other agreements between itself and PRC Holding Company. This agreement is effective for 10 years and renewable or early terminable at Beijing Global Education’s sole discretion.

Exclusive purchase option agreement

Under the exclusive purchase option agreement among Nominee Shareholders of PRC Holding Company, PRC Holding Company and Beijing Global Education, Nominee Shareholders of PRC Holding Company irrevocably granted Beijing Global Education or its designated person an exclusive option to purchase from Nominee Shareholders, to the extent permitted under PRC law, all or part of the equity interests in PRC Holding Company for the higher of (i) RMB 0.001 or (ii) the minimum amount of consideration permitted by the applicable law. Beijing Global Education or its designated person has sole discretion to decide when to exercise the option. This agreement is effective for 10 years and renewable or early terminable at Beijing Global Education’s sole discretion.

Equity pledge agreement

Pursuant to equity interest pledge agreements between Beijing Global Education and Nominee Shareholders, Nominee Shareholders pledged all of their equity interests (including voting rights) in PRC

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Holding Company to Beijing Global Education to guarantee the fulfillment of their obligations under the Exclusive consulting and services agreement. Nominee Shareholders agree that without the prior written consent of Beijing Global Education, Nominee Shareholder shall not sell, mortgage or dispose any of PRC Holding Company’s equity interest. This agreement shall not be terminated until the consulting and service fees under the Exclusive consulting and services agreement are fully paid and all obligations of the Nominee Shareholders under the Exclusive consulting and services agreement are fully performed. The termination or expiration of the Exclusive consulting and service agreement is at Beijing Global Education’s sole discretion.

The Company’s relationships with Guangzhou School and the Nominee Shareholders are governed by the following contractual arrangements.

Exclusive consulting and service agreement

Under the exclusive consulting and service agreement between Beijing Global Education and Guangzhou School, Beijing Global Education has the exclusive right to provide to Guangzhou School consulting services related to the Guangzhou School’s education and training operations. Beijing Global Education owns the intellectual property rights developed by either Beijing Global Education or the Guangzhou School in the performance of this agreement. The Guangzhou School pays to Beijing Global Education quarterly service fees, which represents substantially the entire residual economic interest of the Guangzhou School. This agreement is effective for 10 years or early terminable at Beijing Global Education’s sole discretion.

Change of ownership agreement

Under the Change of ownership agreement among PRC Holding Company and the Nominee Shareholders of Guangzhou School, the Nominee Shareholders agreed to transfer the ownership interest in Guangzhou School to PRC Holding Company at the price of RMB 200 within 30 days from the agreement signing date.

PRC Holding Company obtained the legal ownership of Guangzhou School through its direct subsidiary, Guangzhou Tianxia, in March 2010. As a result, Guangzhou School became an indirectly wholly owned subsidiary of PRC Holding Company, and through its relationship with PRC Holding Company as described above, the Company remained as the ultimate primary beneficiary of Guangzhou School.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation and consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and a VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and on a going concern basis.

The First Reorganization and the Second Reorganization as described in Note 1 have been accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. In addition to the entities included in the First Reorganization, the Second Reorganization also includes legal entities that were set up by the Group after the First Reorganization. Certain entities owned by the Founder prior to the First Reorganization that were in different business and managed separately from the Group were excluded from the

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Group in both reorganizations. The accompanying consolidated financial statements of operations and consolidated statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the years ended December 31, 2007, 2008 and 2009 or since their respective dates of incorporation or acquisition. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2008 and 2009 as if the current group structure had been in existence as of these dates.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A variable interest entity is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, the Company’s subsidiaries, its VIEs and a VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of the Company.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, the valuation allowance of deferred tax assets, determination of acquisition date, and the purchase price allocations relating to business combinations as well as property and equipment and goodwill and intangible assets impairment assessment. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted, and ordinary shares and preferred shares issued. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on other various factors that they believe to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2009 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7815, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2010, or at any other rate.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

e) Restricted cash

Restricted cash represents deposits in a VIE and a VIE’s subsidiaries’ bank accounts for the purpose of setting up new subsidiaries under PRC Holding Company or increasing capital in existing entities. The restriction of the cash balance as of December 31, 2008 and 2009 was relieved upon the completion of these entities’ capital registration process in January, 2009 and February, 2010, respectively.

f) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the period.

g) Short-term investments

Short-term investments represent investment funds placed with banks with no fixed term or with terms less than one year. The funds were invested in corporate bonds, treasury bills, bank acceptance or a combination of these. Expected yield rates were stated in the investment fund contracts with the banks. The expected yield rates were calculated based on the underlying investment funds. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains or losses, if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to the investment income in the consolidated statements of operations during the period in which the gain or loss is realized on a specific identification basis.

The Group considers available evidence, including the duration and extent to which declines in fair value of the short-term investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. Determination of whether declines in value are other-than-temporary requires significant judgment and if the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss in the consolidated statement of operations. The new cost basis will not be changed for subsequent recoveries in fair value. For each period presented, the Group did not record any charges to write down investments for other than temporary declines.

h) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on an ageing analysis of the accounts receivable balances, historical bad debt records, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable. No allowance has been provided on accounts receivable for the periods presented.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

i) Inventory

Inventory represents books and course materials, and is stated at the lower of cost (weighted average method) or market value.

j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives of the assets
Building	50 years
Transportation equipment	5 years
Furniture and education equipment	5 years
Computer equipment and software	2~3 years
Leasehold improvements	Shorter of lease terms or estimated useful lives

Expenditure for maintenance and repairs is expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

k) Acquired intangible assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

Intangible assets consist of acquired non-competition agreements, licenses, favorable lease agreement and trademarks, and are stated at cost (fair value at acquisition) less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets:

Estimated useful lives of the assets
Favorable lease agreement	2.5 years
Non-competition agreements	3-5 years
Licenses	3-5 years
Trademarks	10 years

l) Goodwill

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to reporting units that are expected to benefit from the business combination in which the goodwill arose for the purpose of impairment testing. If the carrying value of reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value. The Group estimates the fair value of its reporting units using discounted cash flow valuation models.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The Group has determined that its reporting units for testing goodwill impairment are its operating segments that constitute a business for which discrete financial information is available and for which management regularly reviews the operating results.

The Group performs impairment test on November 30 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. No impairment loss was recognized for all periods presented.

m) Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

n) Foreign currency translation

The functional currency of the Company, the Company’s subsidiaries, VIEs and a VIE’s subsidiaries is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations.

o) Revenue recognition and deferred revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

RMB 3,842, RMB 6,321 and RMB 9,860 of business tax (“BT”), value-added tax (“VAT”) and related surcharges are recorded as a reduction of revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Revenues presented in the consolidated statements of operations include revenues from educational programs and services, and franchise fees, study abroad consulting services and sales of books and course materials.

Educational programs and services

Educational programs and services consist of test preparation and language training courses. Course fees are generally paid in advance and are initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships, business taxes and related surcharges, and course fee refunds. Revenue in relation to unattended classes is recognized at the end of the course term. Students are entitled to one trial class of the purchased course and course fee is fully refundable

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds have been insignificant in fiscal years 2007, 2008 and 2009.

In addition to regular courses, the Group also provides a package of regular courses (the “Combo Course”) to students, which consists of several regular courses that have individual fair value to the students. Pursuant to the applicable accounting guidance, the Group has accounted for the Combo Course as a multiple-element arrangement because each regular course qualifies as a single unit of accounting, and allocated the course fee from Combo course to each regular course in the package based on their relative fair value. Revenue equal to the fair value allocated to a regular course is recognized proportionately as the classes of the regular course are attended.

Certain of the Group’s test preparation courses grant students the right to retake the courses at a substantial discount in the event where the students fail to achieve a certain score. The discount arrangement has a standalone value and qualifies as a separate unit of accounting under US GAAP. Therefore, the Group has accounted for those test preparation courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on the Group’s historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of initial course term.

The Group also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized over the period the online course is available to the student, which generally is from the enrollment date to the completion of the relevant professional examination date. At the expiration date of the pre-paid card, which is normally two years from the date of the sale of the pre-paid cards, the Group will recognize the remaining deferred revenue amount as revenue.

Franchise fees, study abroad consulting services and sales of books and course materials

The Group grants schools the right to use its brand name to operate training centers by charging a fixed amount of franchise fee over the license period. Prior to 2009, the Group entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisees paid the Group a fixed portion of course fees collected from students. The Group does not charge initial franchise fee. In consideration of the fixed franchise fees, the Group provides various services to the franchisees including teacher training, marketing and customer support services during the license period. The Group therefore, recognizes revenue either proportionately over the license period on a straight line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured.

The Group provides study abroad consulting services to students. The Group charges each student a fee based on the scope of the consulting services as requested by the student and recognizes revenue when the services have been rendered.

The Group sells books or course materials either through its own book stores and websites or through third party distributors. Revenue from sales made through the Group’s book stores and websites is recognized upon sales to customers. Revenue for sales made by distributors is recognized once the products are sold to the end customers.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

p) Cost of revenues

Cost of revenues primarily consists of salary and wages, teaching consulting fees, share-based compensation, rental payments for the schools and learning centers, depreciation of property and equipment, amortization of intangible assets used in the provision of educational services, and production cost of teaching materials.

q) Advertising expense

Advertising expense, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s products and services, are expensed as incurred. Included in selling and marketing expense are advertising costs of RMB 9,487, RMB 21,445, and RMB 36,610 for the year ended December 31, 2007, 2008 and 2009, respectively.

r) Operating lease expense

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

s) Share-based compensation expense

Awards granted to employees are measured at the grant date based on the fair value of the award and are recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For awards with performance conditions, share-based compensation is recognized based the probable outcome of the performance conditions.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed, and are remeasured at each reporting date using the fair value as at each period end. Changes in fair value between the interim reporting dates are attributed consistent with the method used in the recognizing the original compensation cost.

The Black-Scholes option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

t) Non-controlling interest

Non-controlling interest represents the equity interest in the Group’s subsidiary that is not attributable, either directly or indirectly, to the Company.

As at December 31, 2007, non-controlling interest represented 15% of the net assets of Wuhu held by Wen Xue, a third party individual. On August 8, 2008, the Company acquired the 15% non-controlling interest from Wen Xue for cash consideration of RMB 600 through the PRC Holding Company, and has accounted for the acquisition using the purchase method of accounting. The acquisition has resulted in the recognition of

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

goodwill of RMB 439 in the Group’s 2008 consolidated financial statements. There was no non-controlling interest as of December 31, 2008 and 2009, respectively.

u) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Withholding tax on undistributed dividends

The new China Enterprise Income Tax imposes a withholding tax for any dividends to be distributed with effect from January 1, 2008. The withholding tax rate is 10%, unless the dividend is distributed to a jurisdiction with a tax treaty with the PRC. Under US GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

In preparation for Company’s public offering, the Company plans to declare a dividend of RMB 100,000 (including RMB 46,914 and RMB 22,633 of profits earned in the years ended December 31, 2008 and 2009, respectively) to its immediate holding company for profits earned by Beijing Global Education, provided that a new Hong Kong company is established as the intermediate holding company for Beijing Global Education and the new Hong Kong company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. Accordingly, withholding taxes of RMB 2,346 and RMB 1,132 based on the 5% withholding tax rate, a reduced rate of withholding tax under the tax treaty, were accrued for the years ended December 31, 2008 and 2009. The Board of Directors of the Company has decided that its foreign invested enterprises will not distribute any profit arising in 2009 and beyond other than the RMB 22,633 to be declared and will continue to reinvest in its PRC operations. Consequently, no additional withholding taxes will be accrued on the earnings in 2009 and beyond other than the RMB 22,633 to be declared.

Uncertain tax position

The Group adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of the guidance. The Group did not have any interest and penalties associated with tax positions for the years ended December 31, 2007,

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

2008 and 2009. As of December 31, 2009, the Group did not have any significant unrecognized uncertain tax positions.

v) Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed.

The Group recorded employee benefit expenses of RMB 3,020, RMB 5,126 and RMB 11,541 for the years ended 2007, 2008 and 2009, respectively.

w) Statutory reserve

The Group’s subsidiaries, VIEs and a VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

In accordance with China’s Company Laws, one of the Group’s VIEs and the VIE’s subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

In addition, in accordance with the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education, one of the Group’s VIE’s and a VIE’s subsidiaries that are private schools, must make appropriation from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of 25% of after-tax profits or increase in the net assets of private education schools (as determined under PRC GAAP) to the statutory surplus.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase the registered capital of the respective company. The enterprise expansion fund can be used to expand production or to increase registered capital. The staff bonus and welfare fund is

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

restricted to fund payments of special bonus to staff and for the collective welfare of employees. The statutory public welfare fund is restricted to capital expenditures for the welfare of employees. The education development reserve can be used to construct or maintain the school, or procure or upgrade educational equipment. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group has made aggregate appropriations of RMB 3,282, RMB 5,693 and RMB 7,753 to its statutory surplus fund and education development reserve for the years ended December 31, 2007, 2008 and 2009, respectively. The Group has made no appropriations to other reserve funds for the years ended December 31, 2007, 2008 and 2009.

The following table presents the balance of the Group’s registered capital, additional paid-in-capital and statutory reserves as of December 31, 2007, 2008 and 2009 for the Group’s PRC reporting purpose as determined under PRC GAAP. The after tax profit as determined under PRC GAAP to calculate the statutory reserves is RMB 27,940, RMB 52,065, and RMB 64,064 for the years ended December 31, 2007, 2008 and 2009, respectively.

	December 31,
	2007	2008	2009
Registered capital	163,861	227,861	243,511
Additional paid-in capital	54	624	624
Statutory reserves	3,402	9,094	16,847

Total	167,317	237,579	260,982

x) Earnings per share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible preferred shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

y) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of unrecognized gains from short-term investments.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

z) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker, the Chief Executive Officer, in deciding how to allocate resources and assess performance.

The Group has aggregated the operating segments that have similar economic characteristics, products or services, customers, and regulatory environment as one reporting segment in respect of segment reporting. As the Group generates substantially all of its revenue from customers in the PRC, no geographical segments are presented.

aa) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, term deposits, accounts receivable, accounts payable, accrued expenses and other current liabilities and amounts due from and to related parties. As of December 31, 2008 and 2009, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and amounts due from and to related parties approximate their fair values due to their short-term maturities.

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Refer to Note 6 for details.

bb) Recently issued accounting standards

In May 2009, the FASB issued authoritative accounting guidance on subsequent events, a topic that was previously only addressed by auditing literature. The FASB clarified a subsequent event as either recognized subsequent events or non-recognized subsequent events, and modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. Furthermore, the guidance requires entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date. The authoritative guidance was effective for the interim or annual financial periods ending after June 15, 2009, and is applied prospectively. The Group has evaluated the subsequent events through April 2, 2010, which is the date the consolidated financial statements were issued. For the reissuance of these financial statements, we have evaluated subsequent events through September 17, 2010. No significant unrecognized subsequent events were noted.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment is not expected to have a material affect on the Group’s financial position, results of operations or liquidity.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment is not expected to have a material affect on the Group’s financial position, results of operations or liquidity.

In October 2009, the FASB issued authoritative guidance on ASC 605-25, “Revenue Recognition—Multiple-Element Arrangements.” This guidance modifies the revenue recognition guidance for arrangements that involve the delivery of multiple-elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. This accounting guidance is effective for the Group beginning January 1, 2011, but may be early adopted as of the first quarter of 2010 or through a retrospective application to all revenue arrangements for all periods presented in the financial statements. The Group believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities. This amendment is not expected to have a material affect on the Group’s financial position, results of operations or liquidity.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Measurements, which provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-06 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for interim and annual periods ending after December 15, 2010. The Group believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

4. CONCENTRATION AND RISKS

a) Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, term deposits and short-term investments. As of December 31,

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

2008 and 2009, a majority the Group’s cash and cash equivalents, term deposits and short-term investments were held by financial institutions located in PRC that management believes are of high-credit ratings and quality.

b) Foreign currency risk

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

5. ACQUISITIONS

In order to enhance its language education services offering, and to expand its business in new geographic location within a short period of time, the Group made several acquisitions in 2008 and 2009. Purchase consideration generally consisted of cash and equity securities. These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and all required licenses were transferred.

The Group engaged an independent valuation specialist to assist them in determining the fair value of the equity issued, assets acquired, liabilities assumed and intangible assets identified. In estimating the fair value of equity consideration, the Group considered both income and market approach and selected the methodology that is deemed to be the most indicative of the Group’s fair value in an orderly transaction between market participants. Under the market approach, the Group utilizes publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value the Group. Under the income approach, the Group determines the fair value based on estimated future cash flow of the Group discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Group and the rate of return an outside investor would expect to earn. The Group based the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast, and a terminal value based on the perpetuity growth model.

The Group will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date. Goodwill represents the excess of costs over the fair value of assets and liabilities of businesses acquired. The goodwill acquired resulted primarily from the Group’s expected synergies from the integration of businesses acquired into the Group’s service offerings.

In connection with the assets acquired, liabilities assumed and intangible assets identified, the Group used the following valuation methodologies:

•	Non-competition agreements: The value of non-competition agreements equalled the difference in the values of the acquired business with and without the non-competition agreements in place.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

•	License: License was valued through cost approach, specifically replacement cost method.

•	Favorable lease agreement: Favorable lease agreement was valued through cost saving method by comparing with market rate.

•

Deferred revenue: The fair value of deferred revenue would include the direct cost (which is the cost of sale), incremental cost (which is based on operating expenses before selling and marketing expenses) of fulfilling the obligation plus a normal profit margin thereon.

a) Acquisition of Chongqing School

On January 31, 2008, the Group completed the purchase of 100% equity interest of Chongqing School, a former franchisee of the Group engaged in providing foreign language education in Chongqing, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,000; and (ii) 126,662 ordinary shares of the Company with a fair value of RMB 976. The total consideration was paid at the acquisition date and was proportionately refundable in the event Chongqing School failed to achieve its pre-determined profit performance target for 2008 as stipulated in the purchase agreement.

In accordance with the business combination standard effective for acquisitions consummated prior to January 1, 2009, the Group did not accrue a contingent consideration obligation until the contingency was resolved and the consideration paid at the acquisition date was initially recorded as contingent refundable assets.

The acquisition has been accounted for using the purchase method and Chongqing School’s results of the operations from the acquisition date have been included in the Group’s consolidated financial statements. As of the acquisition date, the fair value of the identifiable tangible and intangible assets acquired of RMB 168 was recognized as consideration payable at the date of acquisition.

The allocation of the purchase price was as follows:

January 31, 2008
RMB
Consideration payable	168

Allocations of purchase price as follows:
Cash and cash equivalents	248
Tangible assets and liabilities, net	(65)
Identifiable intangible assets	36
Deferred tax liability	(51)

Total	168

The following table lists the identifiable intangible assets acquired and the respective weighted average useful life over which the assets will be amortized.

	Amount	Weighted-average useful life in years
	RMB
Non-competition agreements	20	5
Education license	16	3

Total	36

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

On December 31, 2008, Chongqing School achieved the pre-determined profit performance target and consequently, additional acquisition cost of RMB 1,808 was recognized as goodwill on December 31, 2008.

b) Acquisition of Chengdu School

On January 31, 2008, the Group completed the purchase of 100% equity interest of Chengdu School, a former franchisee of the Group engaged in providing foreign language education in Chengdu, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,500; and (ii) 484,726 ordinary shares of the Company with a fair value of RMB 3,736. The total consideration was paid at the acquisition date and was proportionately refundable in the event Chengdu School failed to achieve its pre-determined profit performance target for 2008 as stipulated in the purchase agreement.

In accordance with the business combination standard effective for acquisitions consummated prior to January 1, 2009, the Group did not accrue a contingent consideration obligation until the contingency was resolved and the consideration paid at the acquisition date was initially recorded as contingent refundable assets.

The acquisition has been accounted for using the purchase method and Chengdu School’s results of the operations from the acquisition date have been included in the Group’s consolidated financial statements. As of the acquisition date, the fair value of the identifiable tangible and intangible assets acquired of RMB 805 was recognized as consideration payable at the date of acquisition.

The allocation of the purchase price was as follows:

January 31, 2008
RMB
Consideration payable	805

Allocations of purchase price as follows:
Cash and cash equivalents	466
Tangible assets and liabilities, net	(211)
Identifiable intangible assets	807
Deferred tax liability	(257)

Total	805

The following table lists the identifiable intangible assets acquired and the respective weighted average useful life over which the assets will be amortized.

	Amount	Weighted-average useful life in years
	RMB
Favorable lease agreement	760	2.5
Non-competition agreements	20	5
Education license	27	3

Total	807

On December 31, 2008, Chengdu School achieved the pre-determined profit performance target and consequently, additional acquisition cost of RMB 4,431 was recognized as goodwill on December 31, 2008.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The following unaudited pro-forma information summarizes the effect of the acquisitions assuming the acquisitions of Chongqing School and Chengdu School occurred as of January 1, 2007. This unaudited pro-forma information is presented for information purpose only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2007, nor is it necessarily indicative of future results of operations of the consolidated entities:

	For the years ended December 31,
	2007 (unaudited pro-forma)	2008 (unaudited pro-forma)
	RMB	RMB
Net revenues	98,269	164,361
Operating income	25,351	43,264
Net income attributable to ordinary shareholders	(9,479)	16,516
Basic net income per share	(0.21)	0.36
Diluted net income per share	(0.21)	0.36

c) Other pending acquisitions:

i. Acquisition of Xi’an Yanta Aobo Foreign Language Training School (“Xi’an School”)

On October 17, 2008, the Group entered a series of agreements to acquire 100% of the equity interest in Xi’an School, a franchisee of the Group engaged in providing foreign language education in Xi’an, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 2,295; and (ii) up to 326,631 contingently issuable ordinary shares of the Company. The ordinary shares were issuable upon consummation of the acquisition of Xi’an School. Cash consideration of RMB 1,795 and the share consideration were proportionately refundable in the event that Xi’an School failed to achieve its pre-determined profit performance target for 2008. On December 31, 2008, Xi’an School achieved the pre-determined profit performance target and that contingency was resolved. On January 1, 2009, the Group entered a one-year technical support and service agreement with Xi’an School to provide Xi’an School technical support services related to its language education operations for certain service fees. The service fees of RMB 2,374 collected in 2009 represent the earnings of Xi’an School for the period from the date of the acquisition agreement to December 31, 2009.

The purchase agreements were cancellable at the Group’s sole discretion in the event the Group failed to obtain the legal title of Xi’an School prior to March 31, 2010. Had the purchase agreements been cancelled, the Group would have been required to refund to Xi’an School the RMB 2,374 service fees collected. The service fees received have been accounted for as a deduction from the purchase price upon consummation of the acquisition. As of December 31, 2009, the Group had not obtained either the legal title or control of Xi’an School, and had accounted for the cash paid as prepaid consideration and the service fees collected as a contingently refundable liability in the Group’s consolidated financial statements. The Group had paid cash consideration of RMB 2,155 as of December 31, 2009, and the remaining cash consideration of RMB 140 would be paid and the shares would be issued upon the consummation of the acquisition.

The acquisition was consummated on March 23, 2010.

ii. Acquisition of Hangzhou Xiacheng Global Foreign Language Training School (“Hangzhou School”)

On January 8, 2009, the Group entered a series of agreements to acquire 100% of the equity interest in Hangzhou School, a franchisee of the Group engaged in providing foreign language education in Hangzhou,

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

PRC. The aggregate consideration consisted of (i) cash consideration of RMB 2,640; and (ii) 375,381 ordinary shares of the Company. The ordinary shares were issuable upon the transfer of Hangzhou School’s legal title to the Group. The purchase agreements were cancellable at the Group’s sole discretion in the event the Group failed to obtain the legal title of Hangzhou School prior to March 31, 2010.

As of December 31, 2009, the Group had paid cash consideration of RMB 1,350 and had not obtained the control of Hangzhou School. The Group had accounted for the cash consideration paid as prepaid consideration. The remaining cash consideration of RMB 1,290 would be paid and the shares would be issued upon the consummation of the acquisition.

The acquisition was consummated on March 24, 2010

iii. Acquisition of Shenyang Global Yasi Training School (“Shenyang School”)

On August 27, 2009, the Group entered into a series of agreements to acquire 100% of the equity interest in Shenyang School, a franchisee school of the Group engaged in providing foreign language education in Shenyang, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,870; and (ii) up to 1,027,006 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon consummation of the acquisition of Shenyang School and proportionately refundable in the event Shenyang School fails to achieve the pre-determined profit performance targets of Shenyang School for the two years period from August 1, 2009 to July 31, 2011. On August 1, 2009, the Group entered a five-month technical support and service agreement with Shenyang School to provide Shenyang School technical support services related to its language education operations for certain service fees. The service fees represent the earnings of Shenyang School for the period from the date of the acquisition agreement to December 31, 2009.

The agreements were cancellable at the Group’s sole discretion in the event the Group failed to obtain the legal title of Shenyang School prior to December 31, 2009. Had the purchase agreements been cancelled, the Group would have been required to refund to Shenyang School the service fees collected. The Group has paid cash consideration of RMB 400 and received service fees of RMB 1,171 from Shenyang School in 2009. The service fees received have been accounted for as a deduction from the purchase price upon consummation of the acquisition. As of December 31, 2009, the Group had not obtained the control of Shenyang School, and had accounted for the cash paid as prepaid consideration and the service fees collected as contingently refundable liability in the Group’s consolidated financial statements. The remaining cash consideration of RMB 1,470 would be paid and the shares would be issued upon the consummation of the acquisition.

The acquisition was consummated on January 1, 2010.

6. SHORT-TERM INVESTMENTS

Short-term investments represent investment funds placed with banks with no fixed term or with terms less than one year. The Group recognized RMB 70, RMB 3,876 and RMB 3,833 gains from the short-term investments for the years ended December 31, 2007, 2008 and 2009, respectively. RMB 284, RMB 2,059 and nil unrealized gains from short-term investments at the end of the years ended December 31, 2007, 2008 and 2009 were recorded as accumulated other comprehensive income in shareholders’ equity.

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

transaction between market participants at the measurement date (also referred to as an exit price). It establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group engaged an independent valuation specialist to assist them in determining the fair value of equity issued, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

Cash equivalents:    The Group’s cash equivalents consisted of demand deposits, time deposits and highly liquid investments placed with banks. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1. The fair values of the highly liquid investments placed with banks are determined based on the expected yield rate as stated in the investment contracts with the banks. The Group classifies the valuation techniques that use the expected yield rate input as Level 2.

Term deposits:    The fair values of term deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Short-term investments:    The fair values of the short-terms investments placed with banks are determined based on the expected yield rate as stated in the investment fund contracts with the banks. The Group classifies the valuation techniques that use the expected yield rate input as Level 2.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

		Fair value measurements at reporting date using
	Total fair value and carrying value on balance sheet	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2009
Cash and cash equivalents	30,050	30,050	—	—
Term deposits	241,500	241,500	—	—

As of December 31, 2008
Cash and cash equivalents	52,906	46,906	6,000	—
Term deposits	24,500	24,500	—	—
Short-term investments	180,259	—	180,259	—

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2008	2009
	RMB	RMB
Prepaid rental, property management and utility fee	1,594	2,403
Inventory	1,309	2,516
Deposits	1,090	2,064
Advances to employees for business expenses	480	1,066
Interest receivable	93	4,058
Others	2,818	3,196

Total	7,384	15,303

8. PROPERTY AND EQUIPMENT, NET

	2008	2009
	RMB	RMB
Building	45,069	74,406
Transportation equipment	1,515	2,221
Furniture and education equipment	538	1,263
Computer equipment and software	3,782	6,572
Leasehold improvements	2,094	4,476

Total	52,998	88,938

Less: Accumulated depreciation	(3,412)	(6,537)

Property and equipment, net	49,586	82,401

The depreciation expense for property and equipment was RMB 825, RMB 2,186, and RMB 3,423 for the years ended December 31, 2007, 2008 and 2009.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

9. ACQUIRED INTANGIBLE ASSET, NET

	December 31,
	2008	2009
	RMB	RMB
Favorable lease agreement	760	760
Non-competition agreements	226	40
Licenses	1,858	2,144
Trademarks	460	460

Total	3,304	3,404

Less: Accumulated amortization	(1,502)	(2,260)

Acquired intangible assets, net	1,802	1,144

The amortization expense for acquired intangible assets was RMB 1,320, RMB 900, and RMB 944 for the years ended December 31, 2007, 2008 and 2009.

The estimated amortization expense for the above intangible assets for each of the following five years is:

Amount
RMB
For the year
2010	706
2011	152
2012	111
2013	48
2014 and thereafter	127

10. GOODWILL

	December 31,
	2008	2009
	RMB	RMB
Goodwill from acquisition of Chongqing School (Note 5(a))	1,808	1,808
Goodwill from acquisition of Chengdu School (Note 5(b))	4,431	4,431
Goodwill from acquisition of non-controlling interest in Wuhu (Note 3 (t))	439	439

Total	6,678	6,678

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

11. OTHER NON-CURRENT ASSETS

	December 31,
	2008	2009
	RMB	RMB
Prepaid acquisition consideration	—	3,905
License deposit	1,000	1,000
Prepayment to purchase property	1,969	2,026
Others	773	1,243

Total	3,742	8,174

*	License deposit represents deposit made to related government authority to obtain certain licences to conduct study abroad consulting service business. The balance is collectible upon the expiration or cancellation of the license.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2008	2009
	RMB	RMB
Salary payable	6,616	10,265
Social welfare payable	5,288	12,787
Contingently refundable service fees received	—	3,545
Deposits from franchisees	628	907
Others	1,830	2,684

Total	14,362	30,188

13. OTHER INCOME/(EXPENSE), NET

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Rental income	155	1,203	1,382
Depreciation and property management expenses related to property leased to third party	(110)	(633)	(770)
Others	(227)	(174)	(151)

Total	(182)	396	461

14. SHARE-BASED COMPENSATION

On April 21, 2008, the Board of Directors of the BVI Company approved the Share Incentive Plan (the “Plan”), which permits the grant of share options and shares to its eligible recipients for up to 7,469,136 ordinary shares plus a number of ordinary shares equal to 10% of any additional share capital of the BVI Company issued following the effective date of the Plan. The Group believes that such awards better align the interests of its employees with those of its shareholders. Each option shall expire not more than 10 years after the date of grant.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Subsequently, upon the additional issuance of Series A Preferred Shares (Note 18) and the issuance of ordinary shares upon the exercise of warrant (Note 17), the BVI Company reserved additional 636,327 ordinary shares for the Plan. Accordingly, as of December 31, 2009, the BVI Company has reserved 8,105,463 ordinary shares for the Plan.

Prior to the adoption of the Plan, pursuant to Share Purchase Agreement dated September 18, 2006, the BVI Company has reserved 7,469,136 ordinary shares for the Group’s share incentive purpose and granted 2,157,351 share options to certain non-employees and the Group’s certain employees.

a) On September 18, 2006, in conjunction with the placement of Series A Preferred Shares, the BVI Company granted 746,914 share options to a non-employee to compensate for his services directly attributable to this private placement. The options were vested immediately upon grant and the Company has recorded the fair value of options as a deduction from the preferred shares proceeds on September 18, 2006 (refer to Note 18).

b) On November 14, 2006, January 1, 2007, January 1, 2008 and January 30, 2008, the BVI Company granted 74,691, 548,473, 360,000 and 22,000 share options, respectively to certain employees. These awards vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date as stipulated in the share option agreements, and the remaining 75% of the options to vest on a pro-rata basis monthly over a 36 months period.

c) On September 30, 2007, the Company BVI granted 405,273 share options with a vesting term similar to the awards granted to the Group’s employees as described above to a non-employee vendor to compensate her for consulting services to the Group. On January 1, 2008, the Board of Directors of the BVI Company approved the accelerated vesting of the options such that all the 405,273 options became fully vested on January 1, 2008. The acceleration of the vesting of the options resulted in compensation expense of RMB 380 being recognized in the year ended December 31, 2008.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The following table summarizes the Group’s share option activities for the years ended December 31, 2007, 2008 and 2009.

	Number of Shares	Weighted Average Exercise Price (In USD)	Weighted Average Remaining Contractual Life (years)
Outstanding as of December 31, 2006	821,605	1.13	9.92

Options granted	953,746	1.20
Options exercised	—	—
Options forfeited or cancelled	—	—

Outstanding as of December 31, 2007	1,775,351	1.17	9.19

Options granted	645,109	1.23
Options exercised	—	—
Options forfeited or cancelled	(10,000)	1.20

Outstanding as of December 31, 2008	2,410,460	1.18	8.46

Options granted	90,000	1.55
Options exercised	—	—
Options forfeited or cancelled	(38,000)	1.20

Outstanding as of December 31, 2009	2,462,460	1.20	7.46

Vested and exercisable as of December 31, 2007	927,608	1.14	8.82

Vested and exercisable as of December 31, 2008	1,577,347	1.17	8.18

Vested and exercisable as of December 31, 2009	1,979,357	1.19	6.93

Expected to vest as of December 31, 2009	483,103	1.22	8.18

The intrinsic value of exercisable share options has not been included as the Company was a private company in the periods presented.

The Group engaged an independent valuation specialist to assist them in determining the fair value of the option awards and the fair values of option awards were estimated as of the date of grant using the Black-Scholes option valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option model with the following assumptions:

	2007	2008	2009
Risk-free interest rate(1)	4.58% ~ 5.11%	4.42% ~ 4.58%	3.26%
Expected term (in years)(2)	6.08	6.08	5.00 ~ 5.25
Expected dividend yield(3)	—	—	—
Expected volatility(4)	42% ~ 44%	42% ~ 44%	49%

1.	Risk-free interest rate is based on the yield to maturity of China international government bond matured at time close expected term as of the valuation date.
2.	Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Group adopted the simplified method for estimating the expected term to represent the period that the Group’s share-based awards are expected to be outstanding.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

3.	The Company has no history or expectation of paying dividends on its ordinary share except the dividend the Company plans to declare prior to the initial public offering (Note 3 (u)).
4.	Volatility is estimated based on annualized standard deviation of daily stock price of comparable companies for the period before valuation date and with similar spans as Expected term.

A summary of the status of the Group’s non-vested options as of December 31, 2009, and changes during the years ended December 31, 2007, 2008 and 2009 are presented below:

	Number of shares	Weighted-Average Grant-Date Fair Value (In USD)
Non-vested share options
Non-vested at January 1, 2007	74,691	0.44
Granted	953,746	0.44
Vested	(180,694)	(0.43)
Forfeited or cancelled	—	—

Non-vested at December 31, 2007	847,743	0.44

Granted	645,109	0.53
Vested	(649,739)	(0.46)
Forfeited or cancelled	(10,000)	(0.47)

Non-vested at December 31, 2008	833,113	0.47

Granted	90,000	0.72
Vested	(402,010)	(0.52)
Forfeited or cancelled	(38,000)	(0.59)

Non-vested at December 31, 2009	483,103	0.51

For the years ended December 2007, 2008 and 2009, the Group recorded share-based compensation of RMB 503, RMB 2,122 and RMB 1,430, respectively, for options granted to the Group’s participants.

As of December 31, 2009, there was RMB 1,662 of unrecognized compensation cost, related to non-vested share options granted to the grantees. This cost is expected to be recognized over a weighted average period of 2 years.

15. TAXATION

a) VAT, BT and related surcharges

The Group’s PRC operations are subject to a 17% VAT for the revenues from sales of books and course materials. The Group’s PRC operations are subject to BT and other sale related surcharges at the rate of 3.3% or 5.5% for Educational programs and services, 5% for franchise fees, and 5.5% for study abroad consulting services as permitted by the PRC tax laws. VAT, BT and the related surcharges are recognized when the revenue is earned.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

b) Income taxes

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI Company is a tax-exempted company.

China

Prior to January 1, 2008, the Group’s subsidiaries, VIEs and a VIE’s subsidiaries in PRC were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the previous income tax laws and rules). Pursuant to the previous income tax laws and rules, the Group’s subsidiaries, VIEs and a VIE’s subsidiaries are generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate 33%, which comprises 30% national income tax and 3% local income tax. An enterprise qualified as a “high and new technology enterprise” is entitled to a preferential tax rate of 15% and is further entitled to an EIT exemption for its first three years of operations and a 50% tax reduction to 7.5% for the subsequent three years and 15% thereafter.

On March 16, 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (the “New EIT Law”), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are qualified as “high and new technology enterprises strongly supported by the State”, or conducted business in encouraged sectors.

In addition, under the New EIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax of 10%, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company in Hong Kong if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. This new withholding tax imposed on the dividend income received from the Group’s PRC subsidiaries will reduce the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The Group’s PRC entities paid EIT as follows:

•

Beijing Global Education was qualified as a high and new technology enterprise under the previous income tax laws and rules, and it was qualified as a high and new technology enterprise strongly supported by the State under the New EIT Law in 2008. Accordingly, Beijing Global Education was entitled to a three-year exemption from 2007 to 2009, and will subject to a 7.5% enterprise income tax from 2010 to 2012, and a 15% enterprise income tax thereafter so long as it continues to qualify as a high and new technology enterprise.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

•	PRC Holding Company was exempted from income tax in 2007, and subject to 25% income tax rate thereafter.

•	Wuhu and Zhuo’er were entitled to a preferential income tax rate of 27% as Small Low-profit Enterprises in 2007, and subject to 25% income tax rate in 2008 and thereafter.

•	Guangzhou School was subject to a deemed profit rate of 10% on gross revenue and income tax rate of 33% in 2007, and the prevailing income tax rate of 25% on taxable income thereafter.

•

Changsha School was subject to a deemed profit rate of 7% on gross revenue and a preferential income tax rate of 18% in 2007, and a deemed profit rate of 10% on gross revenue and income tax rate of 25% in 2008 and 2009.

•	Suzhou Global was set up in 2008 and subject to a deemed profit rate of 20% on gross revenue and income tax rate of 25% in 2008 and 2009.

•	Wuxi Global was set up in 2008 and subject to a income tax rate of 25% in 2008, and a deemed profit rate of 15% on gross revenue and income tax rate of 25% in 2009.

•

Suzhou School and Tianjin School were set up in 2009 and subject to a deemed profit rate of 10% on gross revenue and income tax rate of 25% in 2009. Shenzhen School was subject to a deemed profit rate of 10% on a cost-plus basis and income tax rate of 25% in 2009.

•

The Group’s other subsidiaries and PRC Holding Company’s subsidiaries in PRC were subject to the prevailing income tax rate of 33% on taxable income prior to January 1, 2008, and the prevailing income tax rate of 25% on taxable income thereafter.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Group’s consolidated statements of operations are as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Current income tax expense	2,193	889	3,203
Deferred income tax expense/(benefit)	(1,012)	616	443
Withholding tax expense	—	2,346	1,132

Income tax expense	1,181	3,851	4,778

Reconciliation between the PRC EIT tax rate of 33% for 2007 and the statutory EIT rate of 25% for 2008 and 2009 and the Group’s effective tax rate is as follows:

	For the years ended December 31,
	2007	2008	2009
Statutory EIT rate	33.0%	25.0%	25.0%
Effect of tax holidays	(49.4)%	(27.3)%	(22.8)%
Effect of income tax rate change	3.6%	0.3%	(0.5)%
Effect of the withholding taxes	—	5.2%	1.9%
Effect of concessionary income tax rate	4.0%	—	(0.2)%
Other permanent book-tax differences	13.6%	5.3%	4.5%

Effective income tax rate	4.8%	8.5%	7.9%

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Tax holiday effect to net income	12,040	12,386	13,765
Per share effect, basic	0.27	0.27	0.28
Per share effect, diluted	0.27	0.27	0.28

Deferred tax

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets and liabilities consist of as follows:

	December 31,
	2008	2009
	RMB	RMB
Deferred tax assets, current
Deferred revenue	1,582	1,908
Accruals	447	394
Net operating loss carryforwards	120	855
Other differences	146	(60)

Total current deferred tax assets	2,295	3,097
Less: Valuation allowance	—	—

Net current deferred tax assets	2,295	3,097

Deferred tax liabilities, current
Deferred revenue	(1,677)	(3,165)
Accruals	786	947
Other differences	92	55

Total current deferred tax liabilities	(799)	(2,163)

Deferred tax liabilities, non-current
Property and equipment	(307)	(425)
Acquired intangible assets	(451)	(286)

Total non-current deferred tax liabilities	(758)	(711)

The Group had net operating loss carryforwards of RMB 3,420 from a subsidiary, PRC Holding Company and PRC Holding Company’s subsidiaries in China as of December 31, 2009 which will expire on various dates from December 31, 2013 to December 31, 2014.

c) Tax payable

Tax payable includes income tax payable, business tax payable, individual income tax payable, VAT payable and other surcharges as applicable. Tax payable includes income tax payable (including withholding tax payable (Note 3(u))) of RMB 3,152 and RMB 5,824 as of December 31, 2008 and 2009, respectively.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

16. EARNINGS/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings/(loss) per share indicated for the periods presented:

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Numerator for basic earnings/(loss) per share	(8,286)	16,539	14,821
Accretion of redeemable convertible preferred shares*	—	—	—
Income allocated to participating preferred shareholder*	—	—	—

Numerator for diluted earnings/(loss) per share	(8,286)	16,539	14,821

	For the years ended December 31,
	2007	2008	2009
Denominator:
Weighted average number of ordinary shares outstanding-basic	45,000,000	45,393,397	49,030,191
Dilutive effect of refundable ordinary shares	—	560,439	—
Dilutive effect of redeemable convertible preferred shares*	—	—	—
Dilutive effect of warrant (Note 17)*	—	—	—
Dilutive effect of share options*	—	—	—

Weighted-average number of ordinary shares outstanding–diluted	45,000,000	45,953,836	49,030,191

Basic net income/(loss) per share	(0.18)	0.36	0.30
Diluted net income/(loss) per share	(0.18)	0.36	0.30

*	The potentially dilutive securities were not included in the calculation of dilutive net income/(loss) per share in those periods where their inclusion would be anti-dilutive.

17. ORDINARY SHARES

On September 15, 2006, the BVI Company issued 45,000,000 ordinary shares to the Founder at par value.

On January 31, 2008, the BVI Company issued 611,388 ordinary shares to Ms. Zeng Hong as part of the share consideration for the Group’s acquisitions of Chongqing School (Note 5(a)) and Chengdu School (Note 5(b)).

As part of the BVI Company’s placement of Series A Preferred Shares (Note 18), the BVI Company granted SAIF a warrant to purchase up to 3,418,803 ordinary shares at $1.4625 per share. The warrant expired upon the earlier of (i) September 11, 2011 or (ii) the qualified initial public offering of the BVI Company’s equity securities as defined in Note 18. The warrant was initially recorded as an equity instrument at its relative fair value of RMB 3,824. SAIF has exercised the warrant in November 2008 and 3,418,803 ordinary shares were issued to SAIF.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The authorized share capital of the BVI Company is US$10,264 divided into 102,640,524 ordinary shares with a par value of US$0.0001 each. As at December 31, 2009, there were 49,030,191 ordinary shares issued and outstanding. 24,530,363 ordinary shares have been reserved for issuance upon conversion of the Series A Preferred Shares, and 8,105,463 ordinary shares have been reserved for the BVI Company’s Share Incentive Plan. As described in Note 1, these ordinary shares were then exchanged on a one to one basis for ordinary shares of the Company on February 1, 2010.

18. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On September 15, 2006, the BVI Company issued 22,222,222 of Series A Preferred Shares to SAIF in exchange for cash of US$25,000 (approximately RMB 198,355). As described in Note 1, these preferred shares were then exchanged on a one to one basis for preferred shares of the Company on February 1, 2010.

The Company has determined that the Series A Preferred Shares should not be classified as liabilities but rather as temporary equity since the Company cannot redeem the preferred shares, and the preferred shares are only contingently redeemable by the holder 5 years after the issuance date in the event that a qualified initial public offering has not occurred prior to September 15, 2011 and the Series A Preferred Shares have not been converted. Additionally it has been determined that conversion and redemption features embedded in the redeemable convertible preferred shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the conversion price of the redeemable convertible preferred shares exceeded the fair value of the Company’s ordinary shares on the date of issuance of the Series A Preferred Shares, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

The Group has recorded the Series A Preferred Shares at its relative fair value as determined at issuance date, net of issuance cost of RMB 7,362.

Key terms of the Series A Preferred Shares are as follows:

Voting right

Each share of the Series A Preferred Shares conveys the right to the shareholder of one vote for each ordinary share upon conversion.

Dividends

The holders of the Series A Preferred Shares shall be entitled to receive cumulative dividends in preference to any dividend on the ordinary shares at the rate of 6% of the purchase price per annum, provided that the dividends shall be payable only when, and as declared by the Board of Directors. There were RMB 34,466 accumulated undeclared dividends as at December 31, 2009. The accumulated undeclared dividends pertaining to the relevant year were considered in earnings/(loss) per share computations for the years ended December 31, 2007, 2008 and 2009. Subsequently, the 6% accumulative dividend right was waived by SAIF in February 2010 upon the Second Reorganization as described in Note 21(b).

No dividends shall be paid to ordinary shares until a dividend in like amount is first paid to the Series A Preferred Shares on an if-converted basis. In the event that the Company shall declare a dividend to the holders of ordinary shares, the holders of Series A Preferred Shares shall be entitled to a proportionate share of such dividend on a pari passu basis.

The Board of Director of the Company declared dividend of RMB 30,453 (approximately US$4,461) on March 30, 2010 (Note 21(d)).

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are first distributed to the holders of Series A Preferred Shares at their original issuance price per share plus any declared but unpaid dividends adjusted for share splits, share dividends, combinations, recapitalizations, and similar transactions. In the event that available assets and funds are insufficient to permit payment to the holders of the Series A Preferred Shares, the assets and funds will be distributed ratably to the Series A Preferred Shares holders based on their proportional share ownership. After the distribution to the holders of Series A Preferred Shares are made, any remaining legally available assets and funds shall be distributed to the holders of ordinary shares and Series A Preferred Shares pro rata on an if-converted basis.

Redemption

In the event that a qualified initial public offering does not occur prior to September 15, 2011, five years from the Series A Preferred Shares issuance date, and the Series A Preferred Shares have not been converted, the holders of Series A Preferred Shares may request that the Company redeem the Series A Preferred Shares at a redemption price equal to 150% of the original preferred shares issuance price per share plus all declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations and similar transactions.

The carrying value of the Series A Preferred Shares was accreted from its carrying value on the date of issuance to the redemption value using effective interest method over the period from date of issuance to the earliest redemption date. The accretion included effect of exchange rate changes between RMB, which is the Company’s functional currency, and USD, which is the dominating currency of the Series A Preferred Shares. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The term relating to the Redemption was subsequently modified by SAIF in February 2010 upon the Second Reorganization as described in Note 21(b).

Conversion

Each of the Series A Preferred Shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such Series A Preferred Shares by the conversion price in effect at that time. The initial conversion ratio for Series A Preferred Shares to ordinary shares shall be 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

The Series A Preferred Shares shall automatically be converted into ordinary shares at the conversion prices in effect immediately upon the earlier of (i) the affirmative vote of majority of the then-outstanding Series A Preferred Shares shareholders, or (ii) the closing of a qualified initial public offering of the ordinary shares where the aggregate gross proceeds to the Company equal or exceed US$100,000 (a “Qualified IPO”), and with a valuation of the Company not less than US$ 300,000.

With respect to the Series A Preferred Shares, these conversion provisions included performance-based adjustments related to certain targets of net profits after tax for the year ended December 31, 2007 (the “Ratchet Term”). If the pre-determined targets are not met, the Company would be required to issue additional Series A Preferred Shares to SAIF such that SAIF’s percentage ownership on an if-converted basis would increase.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

On August 8, 2007, the Company and SAIF agreed to settle the Ratchet Term by the issuance of 2,308,141 additional Series A Preferred Shares to SAIF at par value. The Company has accounted for this transaction as modification to the terms of the Series A Preferred Shares and recorded the fair value of RMB 15,758 as deemed dividend to SAIF. The Group engaged an independent valuation specialist to value the fair value of the additional Series A Preferred Shares issued as of the transaction date. The value of additional Series A Preferred Shares equaled the difference of the value of total outstanding Series A Preferred Shares on a pre-modification and post-modification basis.

The following table sets forth the changes of redeemable convertible preferred shares for the three years period ended December 31, 2009.

	For the years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Redeemable convertible preferred shares–beginning balance	188,394	209,251	215,946

Add: Accretion of redemption feature	18,515	20,426	22,295
Deemed dividend to preferred shareholder	15,758	—	—
Less: Translation gain related to Series A Preferred Shares	(13,416)	(13,731)	(212)

Redeemable convertible preferred shares–ending balance	209,251	215,946	238,029

19. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Ms. Xiaodong Zhang	Chairman and principal shareholder of the Company
Mr. Yongqi Zhang	CEO and principal shareholder of the Company
Shanghai Shujun Training School	A franchise school of the Group and an investee of Mr. Yongqi Zhang

During the years ended December 31, 2007, 2008 and 2009, significant related party transactions were as follows:

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Rental payment to the Founder	1,806	1,806	1,806
Founder’s contribution	624	—	—

Rental payment to the Founder presented rentals payments for the use of certain classroom facilities owned by the Founder. The transactions were measured at the amount of consideration established and agreed to by the related parties which approximate amounts charges to third parties.

Founder’s contribution represented two automobiles contributed by the Founder with an aggregate fair value of RMB 624.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

As of December 31, 2008 and 2009, the amounts due from / to related parties were as follows:

	December 31,
	2008	2009
	RMB	RMB
Amounts due from the Founder	3,404	10,184
Shanghai Shujun Training School	(710)	—

The amounts due from the Founder as of December 31, 2008 and 2009 primarily represented cash advances to the Founder as the nominee shareholder of the PRC Holding Company to increase the share capital of the PRC Holding Company. At December 31, 2009, the share capital increase had not occurred but was completed in January 2010.

The amounts due from / to the related parties were interest free and repayable on demand.

20. COMMITMENTS AND CONTINGENCIES

a) Operating lease

The Group has entered into operating lease agreements principally for its office spaces and classroom in the PRC. Rental expenses under operating leases for the year ended December 31, 2007, 2008 and 2009 were RMB 8,934, RMB 12,539 and RMB 25,514, respectively.

The future obligations for operating leases as of December 31, 2009 are as follows:

For the year ending	Amount
RMB
2010	18,968
2011	14,392
2012	9,656
2013	4,199
2014 and thereafter	288

Total minimum payment required	47,503

b) Contractual obligations with franchisees

The Group establishes franchise arrangements with franchisees in the PRC to grant the franchisee the right to use the trademark “Global Education” for a contractual period and receives recurring franchise fees throughout the period. The Group is obligated to provide ongoing support to franchisees for the operation of “Global Education” system and provide operational guidance and training to franchisees.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

c) Contractual obligations from acquisitions

The Group made several acquisitions in 2008 and 2009. Purchase consideration consisted of cash and equity securities. The future cash consideration obligations for the pending acquisitions (Note 5(c)) as of December 31, 2009 are as follows:

For the year ending	Amount
RMB
2010	2,900
2011 and thereafter	—

In addition, the Company was obligated to issue 1,729,018 ordinary shares upon consummation of the pending acquisitions in Note 5(c).

d) Other operating commitments

As of December 31, 2009, the Group did not have any other significant capital and other operating commitments or guarantees.

e) Legal contingencies

The Group is not currently a party to any legal proceedings, investigations or claim which in the opinion of our management is likely to have a material adverse effect on the business financial condition or result of operations. The Group has not recorded any legal contingencies as of December 31, 2009.

21. SUBSEQUENT EVENTS

a) On February 1, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Kaiyu Foreign Language Center (“Kaiyu School”). The aggregate consideration consists of (i) cash payment of RMB 8,000; and (ii) up to 536,099 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon the transfer of Kaiyu School’s legal title to the Group and are proportionately refundable in the event Kaiyu School fails to achieve the pre-determined profit performance targets of Kaiyu School for the two year period beginning as of the consummation date. The purchase agreements are cancellable at the Group’s sole discretion in the event the Group fails to obtain the legal title of Kaiyu School prior to March 31, 2010. The acquisition was consummated on May 25, 2010.

b) Upon completion of the Second Reorganization on February 1, 2010, SAIF agreed to waive the 6% cumulative dividend right and modify the redemption price from 150% of the original preferred shares issuance price per share plus all declared but unpaid dividends to the original preferred shares issuance price per share plus all declared but unpaid dividends. The Company is currently assessing whether there is any incremental fair value to be recognized as a result of this modification.

c) During the first quarter of 2010, the Company granted 2,275,396 share options to certain employees. The majority of these share options vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date as stipulated in the share option agreements, and the remaining

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

75% of the options to vest on a pro-rata basis over a 36 months period. Certain share options will become exercisable upon the completion of the Group’s initial public offering.

d) On March 30, 2010, the Board of Director of the Company declared a dividend of RMB 30,453 (approximately US$4,461), which represents the distributable profits of Beijing Global Education in 2006 and 2007, to the then-existing ordinary shareholders and preferred shareholder, the Founder and SAIF, on a pari passu basis. The Company paid the dividend in April, 2010.

e) On April 21, 2010, the State Administration of Taxation Council promulgated a new implementing rule of the New EIT Law (the “Circular 157”). Pursuant to Beijing local-level tax bureau’s interpretation of Circular 157, Beijing Global Education can continue to apply the EIT rate of 7.5% as stated in the approval issued by the Beijing local-level tax bureau as its applicable tax rate for 2010 despite of relevant provisions in Circular 157. In addition, according to the verbal confirmation with local-level tax bureau, Beijing Global Education is allowed to continue to use this 7.5% EIT rate for 2011 and 2012, and a 15% enterprise income tax thereafter, so long as it continues to qualify as a high and new technology enterprise. However, PRC tax authorities may issue more guidance in the future and upon execution of such guidance or a different interpretation of Circular 157, Beijing Global Education may be subject to a 11%, 12% and 12.5% enterprise income tax for 2010, 2011 and 2012, respectively. The potential tax rate increase would not have a material effect on the Group’s deferred tax assets and liabilities as of December 31, 2009.

f) (unaudited) In March 2010, the Company has received preliminary approval for its trademark registration of “ ” from the PRC Trademark Office. In June, 2010, the registration was opposed by, among others, IDP Education Pty Ltd, or IDP, an Australian entity that is one of entities that organize the IELTS test globally (the “IELTS partners”). The Company has begun active discussion with the IELTS partners regarding trademark and other intellectual property issues. If the Company is unable to reach agreement with the IELTS partners, they may take legal action against the Company. Although, the outcome of such possible legal action cannot be predicted with certainty, the Company believes that, at this stage, an unfavorable outcome is not probable, and the amount of any potential financial liability, would not be reasonably estimable. However, if IELTS partners prevail, the Company may be prohibited from continuing to use this brand name.

g) (unaudited) On June 4, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Dalian Global Foreign Language Training School (“Dalian School). The aggregate consideration consists of (i) cash payment of RMB 8,140 and (ii) up to 959,564 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon the transfer of Dalian School’s legal title to the Group and are proportionately refundable in the event Dalian School fails to achieve the pre-determined profit performance targets of Dalian School for the two years period from January 1, 2010 to December 31, 2011. The purchase agreements are cancellable at the Group’s sole discretion in the event the Group fails to obtain the legal title of Dalian School prior to September 30, 2010. As of June 30, 2010, the Group has not obtained either the legal title or control of Dalian School. As of September 17, 2010, the Group has paid cash consideration of RMB 1,628.

h) (unaudited) On August 3, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Wuhan Global English Training School (“Wuhan School”), a franchisee of the Group engaged in providing foreign language education in Wuhan, PRC. The aggregate consideration consists of (i) cash payment of RMB 1,395; and (ii) up to 416,883 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon the transfer of Wuhan School’s legal title to the Group and are proportionately refundable in the event Wuhan School fails to achieve the pre-determined profit performance targets of Wuhan School for the two year period from July 1, 2010 to June 30, 2012. The purchase agreements are cancellable at

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

the Group’s sole discretion in the event the Group fails to obtain the legal title of Wuhan School prior to October 30, 2010. As of September 17, 2010, the Group has paid cash consideration of RMB 209.

i) (unaudited) On August 24, 2010, the Group transferred ownership of Beijing Global Education from the BVI Company to Global Education & Technology (HK) Limited, a Hong Kong entity that was incorporated as a subsidiary of the BVI Company in May, 2010.

j). (unaudited) On September 1, 2010, the Board of Director of the Company declared a cash dividend of RMB 62,591, which represents the distributable profits of Beijing Global Education in 2008 and 2009 of RMB 46,914 and RMB 22,633, net of withholding tax of RMB 6,956, to the then-existing shareholders, on a pari passu basis. The dividend will be paid to the shareholders prior to the completion of this offering.

The Company was not able to obtain the local tax bureau’s approval prior to the dividend declaration and therefore, will not be eligible to enjoy the 5% preferential tax benefit as disclosed in Note 3 (u). The Company is expected to incur additional withholding tax expenses of RMB 3,478 upon the declaration.

k) (unaudited) On September 1, 2010, the Board of Director of the Company granted 2,415,500 share options at an exercise price of US $2.4, 42,530 share options at an exercise price of US$1.8 and 30,502 restricted shares to certain directors, employees and a certain non-employee. The majority of these share options vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date on August 30, 2010, and the remaining 75% of the options to vest on a pro-rata basis over a 36 months period. Certain share options will vest upon the achievement of certain performance targets of the Group’s certain schools in 2010. Certain share options will become exercisable on May 1, 2011 if the Group’s initial public offering has occurred by that day. The restricted shares will vest in their entirety 6 months after the Company’s completion of its initial public offering process. The Company is in the process assessing the compensation expenses related to these grants.

l) (unaudited) On September 2, 2010, the Board of Director of the Company approved the issuance of options to purchase 50,000 of the Company’s ordinary shares each to Mr. Gary Xinzhong Xu and Mr. Shaochun Xu, the Director Appointees, upon the completion of this offering. The options shall vest over a four-year period and the exercise price shall be the initial public offering price.

m) (unaudited) On September 17, 2010, the Board of Director of the Company approved a resolution to modify the definition of “Qualified IPO” under the existing Article of Association, which was referenced in the Series A Preferred Shares purchase agreement, as any firm commitment underwritten registered public offering by the Company of its ordinary shares with total gross offering proceeds to the Company and the selling shareholder, if any, of not less than US $50,000, and with a valuation of the Company prior to this public offering of not less than US $150,000; or in an amount otherwise acceptable to both SAIF and the Company.

22. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China are required to made certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(w)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB 237,579 and RMB 260,982 as of December 31, 2008 and 2009, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

23. ADDITIONAL INFORMATION: Condensed Financial Statements of the BVI Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. However, the Group was only reorganized with the Company being the ultimate holding company of the Group upon the completion of the Second Reorganization on February 1, 2010 as described in Note 1. Therefore, condensed financial statements of the BVI Company were presented.

The BVI Company records its investment in its subsidiaries, VIEs and a VIE’s subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments”.

The subsidiaries did not pay any dividends to the BVI Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the BVI Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The BVI Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2009 except the obligation to issue 1,729,018 ordinary shares upon consummation of the pending acquisitions in Note 5(c).

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Condensed Balance Sheets

	December 31,
	2008	2009	2009
	RMB	RMB	USD
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	20,453	17,948	2,647
Prepaid expenses and other current assets	—	145	21
Amounts due from a subsidiary and a VIE’s subsidiaries	933	2,589	382

Total current assets	21,386	20,682	3,050
Investments in subsidiaries, VIEs and a VIE’s subsidiaries	287,185	343,400	50,638

Total Assets	308,571	364,082	53,688

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	345	333	49
Amount due to a VIE’s subsidiary	—	549	81

Total current liabilities	345	882	130
Other non-current liabilities	1,119	1,119	165

Total Liabilities	1,464	2,001	295

Redeemable convertible preferred shares (US$0.0001 par value; 24,530,363 shares authorized, issued and outstanding as of December 31, 2008 and 2009; aggregate liquidation value of US$27,597 as of December 31, 2008 and 2009; none outstanding on a pro-forma basis as of December 31, 2009 (unaudited))	215,946	238,029	35,100

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; 102,640,524 shares authorized, and 49,030,191 issued and outstanding as of December 31, 2008 and 2009; 73,560,554 (unaudited) shares outstanding on a pro-forma basis as of December 31, 2009)	39	39	6
Additional paid-in capital	50,696	52,126	7,687
Statutory reserves	9,094	16,847	2,484
Retained earnings	29,273	55,040	8,116
Accumulated other comprehensive income	2,059	—	—

Total Shareholders’ Equity	91,161	124,052	18,293

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	308,571	364,082	53,688

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Condensed Statements of Operations

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(Note 3(c))
Operating expenses
General and administrative expenses	(849)	(2,230)	(1,356)	(200)

Total operating expenses	(849)	(2,230)	(1,356)	(200)

Operating loss	(849)	(2,230)	(1,356)	(200)

Interest income	3,171	980	138	20
Foreign exchange losses, net	(3,735)	(2,167)	(21)	(3)
Other expense	—	—	(2)	—

Loss before share of profits of subsidiaries, VIEs and a VIE’s subsidiaries	(1,413)	(3,417)	(1,241)	(183)
Share of profits of subsidiaries, VIEs and a VIE’s subsidiaries	24,752	45,078	56,844	8,382

Income before income taxes	23,339	41,661	55,603	8,199
Income tax expense	—	—	—	—

Net income	23,339	41,661	55,603	8,199

Accretion of redeemable convertible preferred shares (Note 18)	(5,099)	(6,695)	(22,083)	(3,256)
Deemed dividend to preferred share holder (Note 18)	(15,758)	—	—	—
Income allocated to participating preferred shareholder	(10,768)	(18,427)	(18,699)	(2,757)

Net income/(loss) attributable to ordinary shareholders	(8,286)	16,539	14,821	2,186

Condensed Statements of Cash Flows

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
				(Note 3(c))
Net cash provided by operating activities	(818)	(1,031)	(2,482)	(366)
Net cash (used in) investing activities	(132,805)	(46,972)	—	—
Net cash provided by financing activities	—	34,131	—	—

Net (decrease)/increase in cash and cash equivalents	(133,623)	(13,872)	(2,482)	(366)
Effect of exchange rate changes on cash and cash equivalents	(3,961)	(2,273)	(23)	(3)
Cash and cash equivalents at the beginning of the year	174,182	36,598	20,453	3,016

Cash and cash equivalents at the end of the year	36,598	20,453	17,948	2,647

24. Unaudited pro-forma balance sheet and earnings per share

a) Each of the Series A Preferred Shares shall be automatically convertible into fully paid ordinary shares with the conversion prices in effect upon the completion a Qualified IPO, as defined in Note 21(m), by the Company. The Company believes a Qualified IPO will occur and as such, the conversion is presented herein.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The unaudited pro-forma earnings per share for the year ended December 31, 2009, giving effect to the conversion of the Series A Preferred Shares into ordinary shares is as follow:

For the year ended December 31,
2009
RMB
Numerator:
Net income attributable to ordinary shareholders	14,821
Accretion of redeemable convertible preferred shares (Note 18)	22,083
Deemed dividend to preferred share holder (Note 18)	—
Income allocated to participating preferred shareholder	18,699

Numerator for basic and diluted earnings per share	55,603

Denominator:
Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	49,030,191
Pro-forma effect of redeemable convertible preferred shares	24,530,363

Denominator for pro-forma basis earnings per share	73,560,554

Dilutive effect of options*	—

Denominator for pro-forma diluted earnings per share	73,560,554

Pro-forma earnings per share:
Basic	0.76
Diluted	0.76

*	The options that could have potential dilutive effect were not included in the calculation of dilutive net income per share as the inclusion was anti-dilutive.

b) The pro-forma balance sheet as of December 31, 2009 presents an adjusted financial position as if the cash dividend of RMB 93,044, as declared after December 31, 2009 but before this offering, was payable on December 31, 2009 (Note 21(d) and (j)).

The unaudited pro-forma earnings per share for the year ended December 31, 2009, giving effect to the amount of dividend in excess of the Group’s earnings for the period of the previous twelve months preceded the dividend declaration, has been reflected on the face of the Consolidated Statements of Operations (Note 21(d) and (j)).

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2009	June 30,
		2010	2010	2010 Pro-forma	2010 Pro-forma
	RMB	RMB	USD	RMB	USD
			(Note 2(b))	(Note 19)	(Note 2(b), Note 19))
ASSETS
Current assets:
Cash and cash equivalents	103,777	367,556	54,200	367,556	54,200
Restricted cash	3,600	—	—	—	—
Term deposits	241,500	13,050	1,924	13,050	1,924
Accounts receivable, net of allowance of nil as of December 31, 2009 and June 30,2010	1,888	1,785	263	1,785	263
Prepaid expenses and other current assets	15,303	23,285	3,434	23,285	3,434
Deferred tax assets, current	3,097	4,320	637	4,320	637
Amounts due from a related party	10,184	2,375	350	2,375	350

Total current assets	379,349	412,371	60,808	412,371	60,808
Property and equipment, net	82,401	86,286	12,724	86,286	12,724
Acquired intangible assets, net	1,144	6,192	913	6,192	913
Goodwill	6,678	35,906	5,295	35,906	5,295
Other non-current assets	8,174	3,281	484	3,281	484

Total Assets	477,746	544,036	80,224	544,036	80,224

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,859	14,980	2,209	14,980	2,209
Deferred revenue	65,814	102,226	15,074	102,226	15,074
Accrued expenses and other current liabilities	30,188	28,709	4,233	28,709	4,233
Deferred tax liabilities, current	2,163	2,910	429	2,910	429
Tax payable	9,576	9,628	1,420	13,106	1,933
Dividend payable	—	—	—	62,591	9,230

Total current liabilities	112,600	158,453	23,365	224,522	33,108
Contingent consideration payable	—	23,131	3,411	23,131	3,411
Deferred tax liabilities, non-current	711	2,321	342	2,321	342
Other non-current liabilities	2,354	2,324	343	2,324	343

Total Liabilities	115,665	186,229	27,461	252,298	37,204

Commitments

Redeemable convertible preferred shares (US$0.0001 par value; 24,530,363 shares authorized, issued and outstanding as of December 31, 2009 and June 30, 2010 (unaudited); aggregate liquidation value of US$ 27,597 as of December 31, 2009 and June 30, 2010 (unaudited); none outstanding on a pro-forma basis as of June 30, 2010 (unaudited)) (Note 14)	238,029	187,406	27,635	—	—

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; 475,469,637 shares authorized, and 49,030,191 issued and outstanding as of December 31, 2009 and June 30, 2010 (unaudited); 73,560,554 shares outstanding on a pro-forma basis as of June 30, 2010 (unaudited))	39	39	6	58	9
Additional paid-in capital	52,126	63,326	9,338	250,713	36,970
Statutory reserves	16,847	20,025	2,953	20,025	2,953
Retained earnings	55,040	87,011	12,831	20,942	3,088

Total Shareholders’ Equity	124,052	170,401	25,128	291,738	43,020

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	477,746	544,036	80,224	544,036	80,224

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	Six months ended June 30,
	2009	2010	2010
	RMB	RMB	USD
			(Note 2(b))
Net revenues
Educational programs and services	93,116	124,253	18,322
Franchise fees, study abroad consulting services and sales of books and course materials	7,103	8,579	1,265

Total net revenues	100,219	132,832	19,587

Operating costs and expenses
Cost of revenues	(43,864)	(59,478)	(8,771)
Selling and marketing expenses	(28,164)	(39,179)	(5,777)
General and administrative expenses	(12,848)	(15,666)	(2,310)

Total operating costs and expenses	(84,876)	(114,323)	(16,858)

Operating income	15,343	18,509	2,729

Interest income	2,175	3,224	475
Investment income	3,833	—	—
Foreign exchange gains/(losses), net	10	(100)	(15)
Fair value change in contingent consideration payable	—	(3,915)	(577)
Other income/(expense), net	198	(254)	(37)

Income before income taxes	21,559	17,464	2,575

Income tax expense	(1,403)	(2,485)	(366)

Net income	20,156	14,979	2,209

Accretion of redeemable convertible preferred shares (Note 14)	(10,781)	(939)	(138)
Income allocated to participating preferred shareholder	(6,890)	(5,278)	(778)

Net income attributable to ordinary shareholders	2,485	8,762	1,293

Net income per share:
Basic	0.05	0.18	0.03
Diluted	0.05	0.17	0.03

Unaudited pro forma earnings per share (Note 19(b))
Basic		[ ]	[ ]
Diluted		[ ]	[ ]

Weighted average number of shares outstanding:
Basic	49,030,191	49,455,270	49,455,270
Diluted	49,030,191	50,092,576	50,092,576

Unaudited pro forma weighted average number of shares outstanding (Note 19(b))
Basic		[ ]	[ ]
Diluted		[ ]	[ ]

Share-based compensation expense included in:
Cost of revenues	115	283	42
Selling and marketing expenses	96	717	106
General and administrative expenses	283	1,188	175

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(In thousands, except share data)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained Earnings	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2009	49,030,191	39	50,696	9,094	29,273	2,059	91,161	—

Net income	—	—	—	—	20,156	—	20,156	20,156
Appropriation to statutory reserves	—	—	—	2,808	(2,808)	—	—	—
Share-based compensation	—	—	494	—	—	—	494	—
Accretion of redeemable convertible preferred shares (Note 14)	—	—	—	—	(10,781)	—	(10,781)	—
Unrealized gains from short-term investments	—	—	—	—	—	(2,059)	(2,059)	(2,059)

Balance at June 30, 2009	49,030,191	39	51,190	11,902	35,840	—	98,971	18,097

Balance at January 1, 2010	49,030,191	39	52,126	16,847	55,040	—	124,052	—

Net income	—	—	—	—	14,979	—	14,979	14,979
Appropriation to statutory reserves	—	—	—	3,178	(3,178)	—	—	—
Share-based compensation	—	—	2,188	—	—	—	2,188	—
Accretion of redeemable convertible preferred shares (Note 14)	—	—	—	—	(939)	—	(939)	—
Issuance of ordinary shares for acquisitions (Note 3(b) and Note 3(c))	—	—	8,459	—	—	—	8,459	—
Issuance of ordinary shares for exercise of share options	—	—	553	—	—	—	553	—
Deemed dividend from preferred shareholder (Note 14)	—	—	—	—	51,562	—	51,562	—
Dividend distribution	—	—	—	—	(30,453)	—	(30,453)	—

Balance at June 30, 2010	49,030,191	39	63,326	20,025	87,011	—	170,401	14,979

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands, except share data)

	Six months ended June 30,
	2009	2010	2010
	RMB	RMB	USD
			(Note 2(b))
Cash flows from operating activities:

Net income	20,156	14,979	2,208
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,873	3,888	573
Loss on disposal of property and equipment	79	27	4
Share-based compensation	494	2,188	323
Deferred income taxes	(579)	(576)	(85)
Foreign exchange (gain)/losses, net	(10)	100	15
Investment income	(3,833)	—	—
Fair value change in contingent consideration payable	—	3,915	577
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	1,148	184	27
Prepaid expenses and other current assets	(5,864)	(6,075)	(896)
Amounts due from a related party	1,353	(191)	(28)
Other non-current assets	(243)	(1,019)	(150)
Accounts payable	16,898	9,360	1,380
Deferred revenue	24,565	33,276	4,907
Accrued expenses and other current liabilities	6,020	(2,516)	(371)
Tax payable	1,780	(225)	(33)
Amount due to a related party	(44)	—	—
Other non-current liabilities	79	(30)	(4)

Net cash provided by operating activities	63,872	57,285	8,447

Cash flows from investing activities:
Placement of term deposits	(233,500)	(5,050)	(745)
Maturities of term deposits	—	233,500	34,432
Proceeds from short-term investments	182,033	—	—
Purchase of property and equipment	(32,563)	(4,469)	(659)
Changes in restricted cash	(1,000)	3,600	531
Changes in amounts due from a related party (Note 16)	(290)	8,000	1,180
Cash payments for acquisition of a VIE’s subsidiaries, net of the acquired cash	(955)	(1,796)	(265)
Contingently refundable service fees received	1,852	2,703	399

Net cash (used in)/provided by investing activities	(84,423)	236,488	34,873

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	553	82
Cash payments of dividend	—	(30,453)	(4,491)

Net cash used in financing activities	—	(29,900)	(4,409)

Net (decrease)/increase in cash and cash equivalents	(20,551)	263,873	38,911

Effect of exchange rate changes on cash and cash equivalents	10	(94)	(14)
Cash and cash equivalents at the beginning of the year	100,376	103,777	15,303

Cash and cash equivalents at the end of the year	79,835	367,556	54,200

Supplemental disclosures of cash flow information:
Cash paid for income taxes	1,001	3,955	583

Supplemental disclosures of non-cash investing activities:
Acquisition consideration paid in shares (Note 3)	—	27,675	4,081

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements

(In thousands, except share and per share data)

1. THE COMPANY AND BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements of Global Education & Technology Group Limited (“Global Education”, or the “Company”), its subsidiaries, its variable interest entities (“VIEs”) and the subsidiaries of its VIE (collectively, the “Group”) have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Group’s condensed consolidated financial position, results of operations and cash flows for the six months ended June 30, 2009 and 2010. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for the full year. These interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the years ended December 31, 2007, 2008 and 2009. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by US GAAP.

The Company has undergone two rounds of reorganization, in September 2006 to establish Sunnykey International Holding Limited (the “BVI Company”) and the current PRC holding companies (the “First Reorganization”), and in February, 2010 when a share swap took place between existing shareholder of the BVI Company and the Company (the “Second Reorganization”). The First Reorganization and the Second Reorganization have been accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. The accompanying unaudited interim condensed consolidated financial statements of operations and consolidated statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the six months ended June 30, 2009 and 2010 or since their respective dates of incorporation or acquisition. The accompanying condensed consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2009 and June 30, 2010 as if the current group structure had been in existence as of these dates.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A variable interest entity is an entity in which the Company, or its subsidiary, through contractual arrangements, has controlling financial interest of the entity. The Company or its subsidiary is considered to be the primary beneficiary if the Company or its subsidiary has the power to direct the activities that most significantly impact the VIE’s economic performance.

In determining whether the Company or its subsidiary is the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the PRC Holding Company’s economic performance, including the power to appoint senior management and school principals, right to alter course content, power to determine the type of courses to be provided, right to approve annual budgets, capital expenditure budgets, and monthly spending, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Management evaluated the contractual arrangements between Beijing Global Education and PRC Holding Company and concluded that Beijing Global Education has the power to direct the aforementioned activities that are significant to PRC Holding Company’s economic performance, and is the primary beneficiary of PRC Holding Company. Therefore, PRC Holding Company and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s unaudited interim condensed consolidated financial statements.

All transactions and balances among the Company, the Company’s subsidiaries, its VIEs and a VIE’s subsidiaries have been eliminated upon consolidation.

The Group is principally engaged in the offering of an extensive range of educational programs and services in the People’s Republic of China (the “PRC” or “China”) with a focus on English training and test preparation. The Group provides test preparation services for the International English Language Testing System, or IELTS, on a nationwide basis in the PRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements for the six months ended June 30, 2010 are consistent with those set out in the audited consolidated financial statements for the years ended December 31, 2008 and 2009.

a) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, the valuation allowance of deferred tax assets, determination of acquisition date, and the purchase price allocations relating to business combinations as well as property and equipment and goodwill and intangible assets impairment assessment. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted, ordinary shares and preferred shares issued, and contingent consideration payable. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on other various factors that they believe to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

b) Convenience translation

Translation of balances in the consolidated balance sheets, consolidated statements of operations, and consolidated statement of cash flows from RMB into United States dollars (“US$”) as of and for the six months ended June 30, 2010 are solely for the convenience of the reader and were calculated at the rate of US$1.00= RMB 6.7815 representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2010, or at any other rate.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

c) Acquired intangible assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

Intangible assets consist of acquired non-competition agreements, licenses, student base, favorable lease agreement and trademarks, and are stated at cost (fair value at acquisition) less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets:

Estimated useful lives of the assets
Favorable lease agreement	2.5 years
Non-competition agreements	3-5 years
Student base	1.5 years
Licenses	3-5 years
Trademarks	10 years or indefinite

The Group has determined that the trademark acquired in Kaiyu School acquisition (Note 3(d)) has the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the trademark. Consequently, the carrying amounts of trademark is not amortized but are tested for impairment annually on November 30 of each year, or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Such impairment test consists of a comparison of the fair value of the trademark with its carrying amount, and an impairment loss is recognized if and when the carrying amounts of the trademark exceeds its fair value. Indefinite-lived intangible assets are reassessed each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

d) Goodwill

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to reporting units that are expected to benefit from the business combination in which the goodwill arose for the purpose of impairment testing. If the carrying value of reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value. The Group estimates the fair value of its reporting units using discounted cash flow valuation models.

The Group has determined that its reporting units for testing goodwill impairment are its operating segments that constitute a business for which discrete financial information is available and for which management regularly reviews the operating results.

The Group performs impairment test on November 30 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. No impairment loss was recognized for all periods presented.

e) Revenue recognition and deferred revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

RMB 3,845 and RMB 5,262 of business tax (“BT”), value-added tax (“VAT”) and related surcharges are recorded as a reduction of revenues for the six months ended June 30, 2009 and 2010, respectively.

Revenues presented in the consolidated statements of operations include revenues from educational programs and services, and franchise fees, study abroad consulting services and sales of books and course materials.

Educational programs and services

Educational programs and services consist of test preparation and language training courses. Course fees are generally paid in advance and are initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships, business taxes and related surcharges, and course fee refunds. Revenue in relation to unattended classes is recognized at the end of the course term. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds have been insignificant in the six months ended June 30, 2009 and 2010.

In addition to regular courses, the Group also provides a package of regular courses (the “Combo Course”) to students, which consists of several regular courses that have individual fair value to the students. Pursuant to the applicable accounting guidance, the Group has accounted for the Combo Course as a multiple-element arrangement because each regular course qualifies as a single unit of accounting, and allocated the course fee from Combo course to each regular course in the package based on their relative fair value. Revenue equal to the fair value allocated to a regular course is recognized proportionately as the classes of the regular course are attended.

Certain of the Group’s test preparation courses grant students the right to retake the courses at a substantial discount in the event where the students fail to achieve a certain score. The discount arrangement has a standalone value and qualifies as a separate unit of accounting under US GAAP. Therefore, the Group has accounted for those test preparation courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on the Group’s historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of initial course term.

The Group also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized over the period the online course is available to the student, which generally is from the enrollment date to the completion of the relevant professional examination date. At the expiration date of the pre-paid card, which is normally two years from the date of the sale of the pre-paid cards, the Group will recognize the remaining deferred revenue amount as revenue.

Franchise fees, study abroad consulting services and sales of books and course materials

The Group grants schools the right to use its brand name to operate training centers by charging a fixed amount of franchise fee over the license period. Prior to 2009, the Group entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisees paid the Group a fixed portion of course fees collected from students. The Group does not charge initial franchise fee. In consideration of the fixed franchise fees, the Group provides various services to the franchisees including teacher training, marketing and

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

customer support services during the license period. The Group therefore, recognizes revenue either proportionately over the license period on a straight line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured.

The Group provides study abroad consulting services to students. The Group charges each student a fee based on the scope of the consulting services as requested by the student and recognizes revenue when the services have been rendered.

The Group sells books or course materials either through its own book stores and websites or through third party distributors. Revenue from sales made through the Group’s book stores and websites is recognized upon sales to customers. Revenue for sales made by distributors is recognized once the products are sold to the end customers.

f) Advertising expense

Advertising expense, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s products and services, are expensed as incurred. Included in selling and marketing expense are advertising costs of RMB 15,951 and 21,275 for the six months ended June 30, 2009 and 2010, respectively.

g) Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed.

The Group recorded employee benefit expenses of RMB 5,311 and RMB 3,647 for the six months periods ended June 30, 2009 and 2010.

h) Statutory reserve

The Group’s subsidiaries, VIEs and a VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

In accordance with China’s Company Laws, one of the Group’s VIEs and the VIE’s subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

In addition, in accordance with the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education, one of the Group’s VIE’s and a VIE’s subsidiaries that are private schools, must make appropriation from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of 25% of after-tax profits or increase in the net assets of private education schools (as determined under PRC GAAP) to the statutory surplus.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase the registered capital of the respective company. The enterprise expansion fund can be used to expand production or to increase registered capital. The staff bonus and welfare fund is restricted to fund payments of special bonus to staff and for the collective welfare of employees. The statutory public welfare fund is restricted to capital expenditures for the welfare of employees. The education development reserve can be used to construct or maintain the school, or procure or upgrade educational equipment. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group has made aggregate appropriations of RMB 2,808 and RMB 3,178 to its statutory surplus fund and education development reserve for the six months ended June 30, 2009 and 2010, respectively. The Group has made no appropriations to other reserve funds for the six months ended June 30, 2009 and 2010.

The following table presents the balance of the Group’s registered capital, additional paid-in-capital and statutory reserves as of December 31, 2009 and June 30, 2010 for the Group’s PRC reporting purpose as determined under PRC GAAP. The after tax profit as determined under PRC GAAP to calculate the statutory reserves is RMB 21,254 and RMB 22,913 for the six months ended June 30, 2009 and 2010, respectively.

	December 31, 2009	June 30, 2010
	RMB	RMB
Registered capital	243,511	252,831
Additional paid-in capital	624	—
Statutory reserves	16,847	20,025

Total	260,982	272,856

i) Recent accounting pronouncements

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

after November 15, 2009. The adoption of this amendment did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this amendment did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements.

In October 2009, the FASB issued authoritative guidance on ASC 605-25, “Revenue Recognition—Multiple-Element Arrangements.” This guidance modifies the revenue recognition guidance for arrangements that involve the delivery of multiple-elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. This accounting guidance is effective for the Group beginning January 1, 2011, but may be early adopted as of the first quarter of 2010 or through a retrospective application to all revenue arrangements for all periods presented in the financial statements. The Group believes there will be no material impact on its unaudited interim condensed consolidated financial statements upon adoption of this standard.

In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities. The adoption of this amendment did not have a material effect on the Group’s unaudited interim condensed consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of this standard did not have a material effect on this unaudited interim condensed consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—Updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Group is currently evaluating the potential impact, if any, on the Group’s unaudited interim condensed consolidated financial statements.

3. ACQUISITIONS

In order to enhance its language education services offering, and to expand its business in new geographic location within a short period of time, the Group made several acquisitions in 2010. Purchase price generally consisted of cash, contingent consideration and equity consideration. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and the terms of the acquisition were agreed with the seller. Management of the Group is responsible for determining the fair value of equity issued, contingent share consideration, assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations.

The Group engaged an independent valuation specialist to assist management in determining the fair value of the equity issued, contingent consideration, assets acquired, liabilities assumed and intangible assets identified. In estimating the fair value of equity consideration and contingent consideration, the Group considered both income and market approach and selected the methodology that is deemed to be the most indicative of the Group’s fair value in an orderly transaction between market participants. Under the market approach, the Group utilizes publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value the Group. Under the income approach, the Group determines the fair value based on estimated future cash flow of the Group discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Group and the rate of return an outside investor would expect to earn. The Group based the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast, and a terminal value based on the perpetuity growth model.

The Group will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date. Goodwill represents the excess of costs over the fair value of assets and liabilities of businesses acquired. The goodwill acquired resulted primarily from the Group’s expected synergies from the integration of businesses acquired into the Group’s service and product offerings.

In connection with the contingent consideration payable, assets acquired, liabilities assumed and intangible assets identified, the Group used the following valuation methodologies:

•	Contingent consideration payable: Contingent consideration payable was valued using probability-weighted income approach;

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

•	Non-competition agreements: The value of non-competition agreements equalled the difference in the values of the acquired business with and without the non-competition agreements in place;

•	License: License was valued through cost approach, specifically replacement cost method;

•

Deferred revenue: The fair value of deferred revenue would include the direct cost (which is the cost of sale), incremental cost (which is based on operating expenses before selling and marketing expenses) of fulfilling the obligation plus a normal profit margin thereon;

•	Favorable lease agreement: Favorable lease agreement was valued through cost saving method by comparing with market rate;

•	Reacquired Right: The value of reacquired right was determined based on excess earning approach which into consideration projected cashflow to be generated by re-acquired franchisee right;

•	Trademarks: Trademark was valued based on relief from royalty approach which takes into consideration projected after tax cost saving from royalty payment; and,

•	Student base: Student base was valued based on excess earning approach which takes into consideration projected cashflow to be generated from the enrolled students as of the acquisition date.

Acquisition related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

a) Acquisition of Shenyang Global Yasi Training School (“Shenyang School”)

On January 1, 2010, the Group completed the purchase of 100% equity interest of Shenyang School, a former franchisee of the Group engaged in providing foreign language education in Shenyang, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,870 and (ii) up to 1,027,006 contingently issuable ordinary shares of the Company. The ordinary shares were issued to an escrow account and are proportionately refundable in the event Shenyang School fails to achieve its pre-determined profit performance targets for the two years period from August 1, 2009 to July 31, 2011. The Group has recognized the contingent share consideration as a contingent consideration payable and the fair value of the liability on the acquisition date was RMB 12,232.

On August 1, 2009, the Group entered into a five-month technical support and service agreement with Shenyang School to provide technical support services for certain service fees. Service fee received in 2009 was RMB 1,171. The service fee collected was contingently refundable in the event the acquisition was unconsummated, and as of December 31, 2009, the Group recognized the RMB 1,171 service fee as a contingently refundable liability. Upon consummation of the acquisition, the Group recognized the service fee as a deduction from the purchase price.

The following table summarizes the consideration transferred to acquire Shenyang School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

January 1, 2010
RMB
Cash	1,870
Contingent consideration	12,232
Minus: Service fee received	(1,171)

Total	12,931

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

Recognized amounts of identifiable assets acquired and liabilities assumed:

January 1, 2010
RMB
Cash and cash equivalents	997
Tangible assets and liabilities, net	(154)
Deferred tax liability	(108)
Identifiable intangible assets	141
Goodwill	12,055

Total	12,931

The following table lists the identifiable intangible assets acquired and the respective weighted average useful life over which the assets will be amortized.

	Amount	Weighted-average useful life in years
	RMB
Non-competition agreement	120	5
Education license	21	3

Total	141

The Company has remeasured the fair value of the contingent consideration and the loss recorded in the unaudited condensed statements of operations for the change in fair value was RMB 3,915 for the six months period ended June 30, 2010.

b) Acquisition of Xi’an Yanta Aobo Foreign Language Training School (“Xi’an School”)

On March 23, 2010, the Group completed the purchase of 100% equity interest of Xi’an School, a former franchisee of the Group engaged in providing foreign language education in Xi’an, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 2,295 and (ii) up to 326,631 contingently issuable ordinary shares of the Company. The ordinary shares were issuable upon consummation of the acquisition of Xi’an School. Cash consideration of RMB 1,795 and the share consideration were proportionately refundable in the event that Xi’an School failed to achieve its pre-determined profit performance target for 2008. On December 31, 2008, Xi’an School achieved the pre-determined profit performance target and that contingency was resolved.

On January 1, 2009, the Group entered into a one-year technical support and service agreement with Xi’an School to provide technical support services for certain service fees. Service fee received before the acquisition consummation date was RMB 2,374. The service fee collected was contingently refundable in the event the acquisition was unconsummated. Upon consummation of the acquisition, the Group recognized the service fee as a deduction from the purchase price.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The following table summarizes the consideration transferred to acquire Xi’an School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

March 23, 2010
RMB
Cash	2,295
Share consideration	3,936
Minus: Service fee received	(2,374)

Total	3,857

Recognized amounts of identifiable assets acquired and liabilities assumed:

March 23, 2010
RMB
Cash and cash equivalents	734
Tangible assets and liabilities, net	(29)
Deferred tax liability	(177)
Identifiable intangible assets	386
Goodwill	2,943

Total	3,857

The following table lists the identifiable intangible assets acquired and the respective weighted average useful life over which the assets will be amortized.

	Amount	Weighted-average useful life in years
	RMB
Reacquired right	290	0.25
Non-competition agreement	60	5
Education license	36	3

Total	386

In July, 2010, the Group paid the remaining cash consideration of RMB 140 of the total RMB 2,295 to the sellers of Xi’an School.

As of June 30, 2010, 326,631 ordinary shares due to the seller of Xi’an School had not been issued and were subsequently issued in July 2010. The fair value of these outstanding shares has been reflected in additional paid-in capital at the acquisition consummation date.

c) Acquisition of Hangzhou Xiacheng Global Foreign Language Training School (“Hangzhou School”)

On March 24, 2010, the Group completed the purchase of 100% equity interest of Hangzhou School, a former franchisee of the Group engaged in providing foreign language education in Hangzhou, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 2,640 and (ii) 375,381 ordinary shares of the Company.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The following table summarizes the consideration transferred to acquire Hangzhou School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

March 24, 2010
RMB
Cash	2,640
Share consideration	4,523

Total	7,163

Recognized amounts of identifiable assets acquired and liabilities assumed:

March 24, 2010
RMB
Cash and cash equivalents	2,715
Tangible assets and liabilities, net	(200)
Deferred tax liability	(69)
Identifiable intangible assets	77
Goodwill	4,640

Total	7,163

The following table lists the identifiable intangible assets acquired and the respective weighted average useful life over which the assets will be amortized.

	Amount	Weighted-average useful life in years
	RMB
Non-competition agreement	50	5
Education license	27	3

Total	77

As of June 30, 2010, 375,381 ordinary shares due to the seller of Hangzhou School had not been issued and were subsequently issued in July 2010. The fair value of these outstanding shares has been reflected in additional paid-in capital at the acquisition consummation date.

d) Acquisition of Kaiyu Foreign Language Center (“Kaiyu School”)

On May 25, 2010, the Group completed the purchase of 100% equity interest of Kaiyu School, a foreign language education service provider in Shanghai, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 8,000 and (ii) up to 536,099 contingently issuable ordinary shares of the Company. The ordinary shares were issued to an escrow account and are proportionately refundable in the event Kaiyu School fails to achieve its pre-determined performance targets for the 24 months period after the acquisition consummation date. The Group has recognized the contingent share consideration as a contingent consideration payable and the fair value of the liability on the acquisition date was RMB 6,984.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The Group provided technical support services to Kaiyu School for certain service fees. RMB 901 service fee was received before the acquisition consummation date. The service fee collected was contingently refundable in the event the acquisition was unconsummated. Upon consummation of the acquisition, the Group recognized the service fee as a deduction from the purchase price.

The following table summarizes the consideration transferred to acquire Kaiyu School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

May 25, 2010
RMB
Cash	8,000
Contingent consideration	6,984
Minus: Service fee received	(901)

Total	14,083

Recognized amounts of identifiable assets acquired and liabilities assumed:

May 25, 2010
RMB
Cash and cash equivalents	2,517
Tangible assets and liabilities, net	(1,338)
Deferred tax liability	(1,358)
Identifiable intangible assets	4,672
Goodwill	9,590

Total	14,083

The following table lists the identifiable intangible assets acquired and the respective weighted average useful life over which the assets will be amortized.

	Amount	Weighted-average useful life in years
	RMB
Trademark	2,914	Indefinite
Student base	1,480	1.5
Non-competition agreement	160	6
Education license	118	3

Total	4,672

The company has remeasured the fair value of the contingent consideration and the change in the fair value was insignificant for the six months periods ended June 30, 2010.

As of June 30, 2010, the Group has cash consideration of RMB 2,000 of the total RMB 8,000 to be paid in 12 months from the acquisition consummation date.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The following unaudited pro-forma information summarizes the effect of the acquisitions assuming the acquisitions of Shenyang School, Xi’an School, Hangzhou School and Kaiyu School occurred at the beginning of each period presented. This unaudited pro-forma information is presented for information purpose only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated entities:

	For the six months ended June 30,
	2009 (unaudited pro-forma)	2010 (unaudited pro-forma)
	RMB	RMB
Net revenues	107,103	141,114
Operating income	15,595	19,233
Net income attributable to ordinary shareholders	2,796	9,383
Basic net income per share	0.06	0.20
Diluted net income per share	0.06	0.19

e) Other pending acquisitions:

Acquisition of Dalian Global Foreign Language Training School (“Dalian School”)

On June 4, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Dalian School, a foreign language education service provider in Dalian, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 8,140 and (ii) up to 959,564 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon consummation of the acquisition of Dalian School and are proportionately refundable in the event Dalian School fails to achieve its pre-determined profit performance targets for the two years period from January 1, 2010 to December 31, 2011. The purchase agreements are cancellable at the Group’s sole discretion in the event the Group fails to obtain the legal title of Dalian School prior to September 30, 2010. As of June 30, 2010, the Group has not obtained either the legal title or control of Dalian School. As of September 17, 2010, the Group has paid cash consideration of RMB 1,628.

4. FAIR VALUE MEASUREMENT

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). It establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The Group engaged an independent valuation specialist in assisting them in determining the fair value of equity issued, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

Cash equivalents:    The Group’s cash equivalents consisted of demand deposits, time deposits and highly liquid investments placed with banks. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1. The fair values of the highly liquid investments placed with banks are determined based on the expected yield rate as stated in the investment contracts with the banks. The Group classifies the valuation techniques that use the expected yield rate input as Level 2.

Term deposits:    The fair values of term deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Contingent consideration payable (Note 3(a) and Note 3(d)):    The Company determined the fair value of the contingent consideration liability based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with those future earn-out payments was based on several factors including:

•	Discount rate, which reflected the uncertainty associated with payments of contingent consideration;

•	The estimated profit performance of the acquired business in the earn-out period;

•	The estimated probability of achieving the pre-determined profit performance target in the earn-out period; and

•	The fair value of the underlying ordinary shares.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The resultant probability-weighted cash flows were then discounted using a rate that reflects the uncertainty surrounding the expected outcomes, which the Company believes is appropriate and representative of a market participant assumption.

		Fair value measurements at reporting date using
	Total fair value and carrying value on balance sheet	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of June 30, 2010
Cash and cash equivalents	221,240	—	221,240	—
Term deposits	13,050	13,050
Contingent consideration payable	23,131	—	—	23,131

As of December 31, 2009
Cash and cash equivalents	30,050	30,050	—	—
Term deposits	241,500	241,500	—	—

The following table sets forth the changes of Level 3 contingent consideration payable for the six months ended June 30, 2010.

Amount
RMB
Balance at December 31, 2009	—
Add: Contingent consideration payable for acquisition of Shenyang School (Note 3(a))	12,232
Contingent consideration payable for acquisition of Kaiyu School (Note 3(d))	6,984
Fair value change in contingent consideration payable	3,915

Balance at June 30, 2010	23,131

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2009	June 30, 2010
	RMB	RMB
Prepaid rental, property management and utility fee	2,403	2,820
Inventory	2,516	3,558
Deposits	2,064	2,057
Advances to employees for business expenses	1,066	1,056
Interest receivable	4,058	136
Deferred IPO related expenses	—	6,065
Prepayment advertisement	782	1,424
Tuition fee receivable from agents	—	2,023
Others	2,414	4,146

Total	15,303	23,285

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

6.	PROPERTY AND EQUIPMENT, NET

	December 31, 2009	June 30, 2010
	RMB	RMB
Building	74,406	76,431
Transportation equipment	2,221	3,005
Furniture and education equipment	1,263	1,598
Computer equipment and software	6,572	9,088
Leasehold improvements	4,476	5,823

Total	88,938	95,945

Less: Accumulated depreciation	(6,537)	(9,659)

Property and equipment, net	82,401	86,286

The depreciation expense for property and equipment was RMB 1,409 and RMB 2,877, for the six months ended June 30, 2009 and 2010.

7. ACQUIRED INTANGIBLE ASSET, NET

	December 31, 2009	June 30, 2010
	RMB	RMB
Favorable lease agreement	760	760
Non-competition agreements	40	1,030
Student base	—	1,480
Licenses	2,144	2,346
Trademarks	460	3,557

Total	3,404	9,173
Less: Accumulated amortization	(2,260)	(2,981)

Acquired intangible assets, net	1,144	6,192

The amortization expense for acquired intangible assets was RMB 464 and RMB 1,011 for the six months ended June 30, 2009 and 2010.

The estimated amortization expense for the above intangible assets for each of the following five years is:

Amount
RMB
The remainder of 2010	852
2011	1,316
2012	372
2013	263
2014	170
2015 and thereafter	305

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

8. GOODWILL

	December 31, 2009	June 30, 2010
	RMB	RMB
Goodwill from acquisition of Chongqing School	1,808	1,808
Goodwill from acquisition of Chengdu School	4,431	4,431
Goodwill from acquisition of non-controlling interest in Wuhu	439	439
Goodwill from acquisition of Shenyang School (Note 3 (a))	—	12,055
Goodwill from acquisition of Xi’an School (Note 3 (b))	—	2,943
Goodwill from acquisition of Hangzhou School (Note 3 (c))	—	4,640
Goodwill from acquisition of Kaiyu School (Note 3 (d))	—	9,590

Total	6,678	35,906

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2009	June 30, 2010
	RMB	RMB
Salary payable	10,265	9,960
Social welfare payable	12,787	13,067
Contingently refundable service fees received	3,545	—
Consideration payable (Note 3(d))	—	2,140
Deposits from franchisees	907	956
Others	2,684	2,586

Total	30,188	28,709

10. SHARE-BASED COMPENSATION

On April 21, 2008, the Board of Directors of the BVI Company approved the Share Incentive Plan (the “Plan”), which permits the grant of share options and shares to its eligible recipients for up to 7,469,136 ordinary shares plus a number of ordinary shares equal to 10% additional share capital of the BVI Company issued following the effective date of the Plan. The Group believes that such an award would better align the interest of the employees with those of its shareholders.

On February 1, 2010, the Board of the Directors of the Company approved the assumption of the Plan and the conversion of the shares to be issued upon the exercise of the options outstanding under the Plan to the Company’s ordinary shares. The Company was authorized to grant up to 7,469,136 ordinary shares of the Company pursuant to the Plan.

During the six months period ended June 30, 2010, the Company granted 2,408,351 share options to certain employees and non-employees under the 2009 Plan:

1)	1,416,195 share options vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date as stipulated in the share option agreements, and the remaining 75% of the options to vest on a pro-rata basis over a 36 months period.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

2)	810,546 share options were granted to one employee, where 70% of the options shall vest over a 4-year service period of which, 17.5% of the options shall become vest on the first anniversary of the vesting commencement date as stipulate in the share option agreement and 52.5% of the options shall vest on a pro-rata basis over the subsequent 36-months on the last day of the month following the month in which the vesting commencement date occurs. The remaining 30% of the options shall vest in their entirety on May 1, 2011 if the Group’s initial public offering has occurred by that date.

3)	147,600 share options vest over a four year period, with 25% of the options to vest on each anniversary of the vesting commencement date upon the achievement of the performance target as stipulated in the share option agreements.

4)	34,010 share options vest over a two year period, with 50% of the options to vest on each anniversary of the vesting commencement date upon the achievement of the performance target as stipulated in the share option agreements.

The following table summarizes the Group’s share option activities for the six months period ended June 30, 2010.

	Number of Shares	Weighted Average Exercise Price (In USD)	Weighted Average Remaining Contractual Life (years)
Outstanding as of December 31, 2009	2,462,460	1.20	7.46
Options granted	2,408,351	1.83
Options exercised	(67,545)	1.20
Options forfeited or cancelled	(184,064)	1.48

Outstanding as of June 30, 2010	4,619,202	1.52	8.07

Vested and exercisable as of June 30, 2010	2,346,377	1.27	7.13
Expected to vest as of June 30, 2010	1,975,651	1.77	9.46

The intrinsic value of exercisable share options has not been included as the Company was a private company in the periods presented.

The Group engaged an independent valuation specialist in assisting them in determining the fair value of the option awards and the fair values of option awards were estimated as of the date of grant using the Black-Scholes option valuation model. The fair value of each option granted during the six months period ended June 30, 2010 is estimated on the date of grant using the Black-Scholes option model with the following assumptions:

For the six months ended June 30, 2010
Risk-free interest rate(1)	3.24% ~ 3.79%
Expected term (in years)(2)	5.5 ~ 7
Expected dividend yield(3)	—
Expected volatility(4)	45.8% ~ 46.7%

1.	Risk-free interest rate is based on the yield to maturity of China international government bond matured at time close expected term as of the valuation date.
2.	Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Group adopted the simplified method for estimating the expected term to represent the period that the Group’s share-based awards are expected to be outstanding.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

3.	The Company has no history or expectation of paying dividends on its ordinary share except the dividend the Company plans to declare prior to the initial public offering and the dividend declared in March 2010 (Note 15).
4.	Volatility is estimated based on annualized standard deviation of daily stock price of comparable companies for the period before valuation date and with similar spans as Expected term.

A summary of the status of the Group’s non-vested options as of June 30, 2010, and changes during the six months period ended June 30, 2010 are presented below:

Non-vested share options	Number of shares	Weighted-Average Grant-Date Fair Value (In USD)
Non-vested at December 31, 2009	483,103	0.51
Granted	2,408,351	0.99
Vested	(434,565)	(0.76)
Forfeited or cancelled	(184,064)	(0.65)

Non-vested at June 30, 2010	2,272,825	0.88

For the six months ended June 30, 2009, and 2010, the Group recorded share-based compensation of RMB 494 and RMB 2,188, respectively, for options granted to the Group’s participants.

As of June 30, 2010, there was RMB 11,509 of unrecognized compensation cost, related to non-vested share options granted to the grantees. This cost is expected to be recognized over a weighted average period of 3.3 years.

As of June 30, 2010, 67,545 ordinary shares due to the grantee had not been issued and were subsequently issued in July 2010. The exercise proceeds were received and have been reflected in additional paid-in capital as of June 30, 2010.

11. TAXATION

a) Income taxes

Composition of income tax expense

The current and deferred portions of income tax expense included in the Group’s unaudited interim condensed consolidated statements of operations are as follows:

	For the six months ended June 30,
	2009	2010
	RMB	RMB
Current income tax expense	850	3,061
Deferred income tax benefit	(579)	(576)
Withholding tax expense	1,132	—

Income tax expense	1,403	2,485

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The effective tax rate for the six months ended June 30, 2010 was 14%, compared to 7% for the same period in 2009. The increase in the income tax provision as compared to the same period in 2009 is primarily attributable to application of preferential tax treatments available to a certain entity that was recognized as a high and new technology enterprise and that enjoyed a 50% reduction in income tax rate since January 1, 2010, whereas in 2009 the entity was exempted from income tax.

On April 21, 2010, the State Administration of Taxation Council promulgated a new implementing rule of the New EIT Law (the “Circular 157”). Pursuant to Beijing local-level tax bureau’s interpretation of Circular 157, Beijing Global Education can continue to apply the EIT rate of 7.5% as stated in the approval issued by the Beijing local-level tax bureau as its applicable tax rate for 2010, despite relevant provisions in Circular 157. In addition, according to the verbal confirmation with local-level tax bureau, Beijing Global Education is allowed to continue to use this 7.5% EIT rate for 2011 and 2012, and a 15% enterprise income tax thereafter, so long as it continues to qualify as a high and new technology enterprise. However, PRC tax authorities may issue more guidance in the future and upon execution of such guidance or a different interpretation of Circular 157, that entity may be subject to a 11%, 12% and 12.5% enterprise income tax for 2010, 2011 and 2012, respectively, and the Group’s effective tax rate will increase accordingly.

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the six months ended June 30,
	2009	2010
	RMB	RMB
Tax holiday effect to net income	6,055	4,720
Per share effect, basic	0.12	0.10
Per share effect, diluted	0.12	0.09

Deferred tax

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets and liabilities consist of as follows:

	December 31, 2009	June 30, 2010
	RMB	RMB
Deferred tax assets, current
Deferred revenue	1,908	2,325
Accruals	394	292
Net operating loss carryforwards	855	1,674
Other differences	(60)	29

Total current deferred tax assets	3,097	4,320
Less: Valuation allowance	—	—

Net current deferred tax assets	3,097	4,320

Deferred tax liabilities, current
Deferred revenue	(3,165)	(3,137)
Accruals	947	341
Other differences	55	(114)

Total current deferred tax liabilities	(2,163)	(2,910)

Deferred tax liabilities, non-current
Property and equipment	(425)	(707)
Acquired intangible assets	(286)	(1,614)

Total non-current deferred tax liabilities	(711)	(2,321)

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The Group had net operating loss carryforwards of RMB 6,697 from a subsidiary, PRC Holding Company and PRC Holding Company’s subsidiaries in China as of June 30, 2010 which will expire on various dates from December 31, 2013 to June 30, 2015.

b) Tax payable

Tax payable includes income tax payable, business tax payable, individual income tax payable, VAT payable and other surcharges as applicable. Tax payable includes income tax payable (including withholding tax payable) of RMB 5,824 and RMB 5,138 as of December 31, 2009 and June 30, 2010, respectively.

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share indicated for the periods presented:

	For the six months ended June 30,
	2009	2010
	RMB	RMB
Numerator:
Numerator for basic earnings per share	2,485	8,762
Accretion of redeemable convertible preferred shares*	—	—
Income allocated to participating preferred shareholder*	—	—

Numerator for diluted earnings per share	2,485	8,762

	For the six months ended June 30,
	2009	2010
Denominator:
Weighted average number of ordinary shares outstanding—basic	49,030,191	49,455,270
Dilutive effect of redeemable convertible preferred shares*	—	—
Dilutive effect of share options*	—	637,306

Weighted-average number of ordinary shares outstanding—diluted	49,030,191	50,092,576

Basic net income per share	0.05	0.18
Diluted net income per share	0.05	0.17

*	The potentially dilutive securities were not included in the calculation of dilutive net income per share in those periods where their inclusion would be anti-dilutive.

13. ORDINARY SHARES

The authorized share capital of the Company is US$ 50,000 divided into 475,469,637 ordinary shares and 24,530,363 Series A Preferred Shares with a par value of US$0.0001 each. As at June 30, 2010, there were 49,030,191 ordinary shares issued and outstanding.

On July 22, 2010, the Company issued 2,265,117 ordinary shares as consideration for acquisitions completed during the first six months of 2010, of which 1,563,105 ordinary shares were issued to an escrow account and contingently refundable to the Company in certain circumstances (Note 3). In addition, the Company issued 67,545 ordinary shares to settle the exercise of share options (Note 10).

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

14. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On September 18, 2006, the BVI Company issued 22,222,222 Series A Preferred Shares to SB ASIA INVESTMENT FUND II L.P. (“SAIF”) for an aggregate cash consideration of US$25,000 (approximately RMB 198,355), representing a purchase price of US $1.1250 per share.

Certain key terms of the Series A Preferred Shares are summarized as follows:

Dividends

The holders of Series A Preferred Shares shall be entitled to receive a 6% cumulative dividend right in preference to any dividend on the ordinary shares, provided that the dividends are payable only when declared by the Board of Directors of the Company.

Redemption

In the event that a qualified IPO does not occur prior to September 15, 2011, and the Series A Preferred Shares have not been converted, the holders of Series A Preferred Shares may request the Company to redeem the Series A Preferred Shares at a redemption price equal to 150% of the original preferred share issuance price per share plus all declared but unpaid dividend adjusted for share splits, share dividends, recapitalization and similar transactions.

On February 1, 2010, the original Series A Preferred Shares of the BVI Company were exchanged on a one for one basis for preferred shares of the Company.

To facilitate the Company’s IPO process, the holders of the original Series A Preferred Shares agreed to waive the aforementioned 6% cumulative dividend right and reduce the redemption price from 150% to 100% of the original preferred shares issuance price per share plus all declared but unpaid dividends.

As a result of the modification, the Group reduced the carrying value of the Series A Preferred Shares to the modified redemption amount equaling 100% of the original preferred shares issuance price per share. Since the decrease in value represents a transfer of wealth between the holders of Series A Preferred Shares and holders of ordinary shares, the Company recognized the change in carrying value in retained earnings as deemed dividend from SAIF to the ordinary shareholders.

The following table sets forth the changes of redeemable convertible preferred shares for the year ended December 31, 2009 and six months ended June 30, 2010.

	December 31, 2009	June 30 2010
	RMB	RMB
Redeemable convertible preferred shares—beginning balance	215,946	238,029

Add: Accretion of redemption feature	22,295	1,978
Less: Deemed dividend from preferred share holder	—	(51,562)
Translation gain related to Series A Preferred Shares	(212)	(1,039)

Redeemable convertible preferred shares—ending balance	238,029	187,406

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

15. DIVIDEND

On March 30, 2010, the Board of Director of the Company declared a dividend of RMB 30,453 (approximately USD 4,461), which represented the profits the Group earned in 2006 and 2007, to then-existing ordinary shareholders and preferred shareholder, the Founder and SAIF, on a pari passu basis. The Company paid the dividend in April 2010.

In preparation for Company’s public offering, the Company plans to declare an additional dividend of RMB 69,547 (including RMB 46,914 and RMB 22,633 of profits earned in the years ended December 31, 2008 and 2009, respectively) to its immediate holding company for profits earned by Beijing Global Education, provided that a new Hong Kong company is established as the intermediate holding company for Beijing Global Education and the Hong Kong company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. Accordingly, withholding taxes of RMB 1,132 based on the 5% withholding tax rate, a reduced rate of withholding tax under the tax treaty, were accrued for the six months period ended June 30, 2009. The Board of Directors of the Company has decided that its foreign invested enterprises will not distribute any profit arising in 2009 and beyond other than the RMB 22,633 to be declared and will continue to reinvest in its PRC operations. Consequently, no additional withholding taxes were accrued on the earnings in 2009 and beyond other than the RMB 22,633 to be declared.

16. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Ms. Xiaodong Zhang	Chairman and principal shareholder of the Company
Mr. Yongqi Zhang	CEO and principal shareholder of the Company
Shanghai Shujun Training School	A franchise school of the Group and an investee of Mr. Yongqi Zhang

During the six months ended June 30, 2009 and 2010, significant related party transactions were as follows:

	For the six months ended June 30,
	2009	2010
	RMB	RMB
Rental payment to the Founder	903	903

Rental payment to the Founder presented rentals payments for the use of certain classroom facilities owned by the Founder. The transactions were measured at the amount of consideration established and agreed to by the related parties which approximate amounts charges to third parties.

As of December 31, 2009 and June 30, 2010, the amounts due from a related party were as follows:

	December 31, 2009	June 30, 2010
	RMB	RMB
Amounts due from the Founder	10,184	2,375

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The amounts due from the Founder as of December 31, 2009 and June 30, 2010 primarily represented cash advances to the Founder as the nominee shareholder of the PRC Holding Company to increase the share capital of the PRC Holding Company.

The amounts due from a related party were interest free and repayable on demand.

17. COMMITMENTS AND CONTINGENCIES

a) Operating lease

The Group has entered into operating lease agreements principally for its office spaces and classroom in the PRC. Rental expenses under operating leases for the six months ended June 30, 2009 and 2010 were RMB 9,319 and RMB 15,745, respectively.

The future obligations for operating leases as of June 30, 2010 are as follows:

Amount
RMB
The remainder of 2010	10,504
2011	17,553
2012	10,879
2013	5,018
2014 and thereafter	465

Total minimum payment required	44,419

b) Contractual obligations with franchisees

The Group establishes franchise arrangements with franchisees in the PRC to grant the franchisee the right to use the trademark “Global Education” for a contractual period and receives recurring franchise fees throughout the period. The Group is obligated to provide ongoing support to franchisees for the operation of “Global Education” system and provide operational guidance and training to franchisees.

c) Contractual obligations from acquisitions

The Group made several acquisitions during the six months period ended June 30, 2010. Purchase consideration consisted of cash, contingent consideration payable and equity consideration. The future cash consideration obligation for the acquisitions (Note 3(b), Note 3(d) and Note 3(e)) as of June 30, 2010 is as follows:

For the year ending	Amount
RMB
The remainder of 2010	6,024
2011 and there after	4,256

In addition, the Company was obligated to issue up to 959,564 ordinary shares upon the consummation of the pending acquisition in Note 3(e).

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

d) Other operating commitments

As of June 30, 2010, the Group did not have any other significant capital and other operating commitments or guarantees.

e) Legal contingencies

The Group is, from time to time, subject to risks associated with claims and litigation, either asserted or unasserted, which arise in the ordinary course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims. The Group accrues liabilities associated with these claims and litigation when they are probable and reasonably estimable.

In March 2010, the Company has received preliminary approval for its trademark registration of “ ” from the PRC Trademark Office. In June, 2010, the registration was opposed by, among others, IDP Education Pty Ltd, or IDP, an Australian entity that is one of entities that organize the IELTS test globally (the “IELTS partners”). The Company has begun active discussion with the IELTS partners regarding trademark and other intellectual property issues. If the Company is unable to reach agreement with the IELTS partners, they may take legal action against the Company. Although, the outcome of such possible legal action cannot be predicted with certainty, the Company believes that, at this stage, an unfavorable outcome is not probable, and the amount of any potential financial liability, would not be reasonably estimable. However, if IELTS partners prevail, the Company may be prohibited from continuing to use this brand name.

The Group has not recorded any legal contingencies as of June 30, 2010.

18. SUBSEQUENT EVENTS

a) On August 3, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Wuhan Global English Training School (“Wuhan School”), a franchisee of the Group engaged in providing foreign language education in Wuhan, PRC. The aggregate consideration consists of (i) cash payment of RMB 1,395; and (ii) up to 416,883 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon the transfer of Wuhan School’s legal title to the Group and are proportionately refundable in the event Wuhan School fails to achieve the pre-determined profit performance targets of Wuhan School for the two year period from July 1, 2010 to June 30, 2012. The purchase agreements are cancellable at the Group’s sole discretion in the event the Group fails to obtain the legal title of Wuhan School prior to October 30, 2010. As of September 17, 2010, the Group has paid cash consideration of RMB 209.

b) On August 24, 2010, the Group transferred ownership of Beijing Global Education from the BVI Company to Global Education & Technology (HK) Limited, a Hong Kong entity that was incorporated as a subsidiary of the BVI Company in May, 2010.

c) On September 1, 2010, the Board of Director of the Company declared a cash dividend of RMB 62,591, which represents the distributable profits of Beijing Global Education in 2008 and 2009 of RMB 46,914 and RMB 22,633, net of withholding tax of RMB 6,956, to the then-existing shareholders, on a pari passu basis. The dividend will be paid to the shareholders prior to the completion of this offering.

The Company was not able to obtain the local tax bureau’s approval prior to the dividend declaration and therefore, will not be eligible to enjoy the 5% preferential tax benefit as disclosed in Note 15. The Company is expected to incur additional withholding tax expenses of RMB 3,478 upon the declaration.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

d) On September 1, 2010, the Board of Director of the Company granted 2,415,500 share options at an exercise price of US $2.4, 42,530 share options at an exercise price of US$1.8 and 30,502 restricted shares to certain directors, employees and a certain non-employee. The majority of these share options vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date on August 30, 2010, and the remaining 75% of the options to vest on a pro-rata basis over a 36 months period. Certain share options will vest upon the achievement of certain performance targets of the Group’s certain schools in 2010. Certain share options will become exercisable on May 1, 2011 if the Group’s initial public offering has occurred by that day. The restricted shares will vest in their entirety 6 months after the Company’s completion of its initial public offering process. The Company is in the process assessing the compensation expenses related to these grants.

e) On September 2, 2010, the Board of Director of the Company approved the issuance of options to purchase 50,000 of the Company’s ordinary shares each to Mr. Gary Xinzhong Xu and Mr. Shaochun Xu, the Director Appointees, upon the completion of this offering. The options shall vest over a four-year period and the exercise price shall be the initial public offering price.

f) On September 17, 2010, the Board of Director of the Company approved a resolution to modify the definition of “Qualified IPO” under the existing Article of Association, which was referenced in the Series A Preferred Shares purchase agreement, as any firm commitment underwritten registered public offering by the Company of its ordinary shares with total gross offering proceeds to the Company and the selling shareholder, if any, of not less than US $50,000, and with a valuation of the Company prior to this public offering of not less than US $150,000; or in an amount otherwise acceptable to both SAIF and the Company.

The Group has considered subsequent events through September 17, 2010, which was the date these financial statements were issued.

19. UNAUDITED PRO-FORMA BALANCE SHEET AND EARNINGS PER SHARE

a) Each of the Series A Preferred Shares shall be automatically convertible into fully paid ordinary shares with the conversion prices in effect upon the completion a Qualified IPO, as defined in Note 18(f), by the Company. The Company believes a Qualified IPO will occur and as such, the conversion is presented herein.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Notes To Unaudited Interim Condensed Consolidated Financial Statements—(Continued)

(In thousands, except share and per share data)

The unaudited pro-forma earnings per share for the six months ended June 30, 2010, giving effect to the conversion of the Series A Preferred Shares into ordinary shares is as follow:

For the six months ended June 30, 2010
RMB
Numerator:
Net income attributable to ordinary shareholders	8,762
Accretion of redeemable convertible preferred shares (Note 14)	939
Income allocated to participating preferred shareholder	5,278

Numerator for basic and diluted earnings per share	14,979

Denominator:
Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	49,455,270
Pro-forma effect of redeemable convertible preferred shares	24,530,363

Denominator for pro-forma basis earnings per share	73,985,633

Dilutive effect of options	637,306

Denominator for pro-forma diluted earnings per share	74,622,939

Pro-forma earnings per share:
Basic	0.20
Diluted	0.20

b) The pro-forma balance sheet as of June 30, 2010 presents an adjusted financial position as if the cash dividend of RMB 62,591, as declared on September 1, 2010, was payable on June 30, 2010 (Note 18 (c)).

The unaudited pro-forma earnings per share for the year ended June 30, 2010, giving effect to the amount of dividend in excess of the Group’s earnings for the period of the previous twelve months preceded the dividend declaration, has been reflected on the face of the Unaudited Interim Condensed Consolidated Statements of Operations (Note 18 (c)).

A Leading Educational Courses and Services Provider in China

Global Education & Technology Group Limited
环球教育科技集团公司
www.globaleducation.cn

环球雅思学校
www.ielts.com.cn
Global Yasi School

环球多语种中心
www.crelune.cn
Kaiyu Foreign Languages Center

环球留学中心
www.whctv.com
Wuhu Study Abroad Consulting

环球职业网校
www.edu24ol.com
Global Career Education Online

环球卓尔图书
www.globalbook.org
Global Zhuoer Publishing

环球英语网校
www.eng24.com
Global English Online

环球倍臻科学
www.best-science.cn
Global Kids Science

环球青少儿国际英语
www.globalkids.com.cn
Global Kids English

                     American Depository Shares

Global Education & Technology Group Limited

Representing              Ordinary Shares

PROSPECTUS

Credit Suisse	BofA Merrill Lynch

Piper Jaffray	William Blair & Company

                    , 2010

Through and including             , 2010 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Island courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
SB Asia Investment Fund II, L.P.	November 18, 2008	3,418,803 ordinary shares 2,308,141 series A preferred shares	5,726,944	$1.4625 per ordinary share $0.0001 per series A preferred share
Hong Zeng	January 31, 2008	611,388 ordinary shares(2)	611,388	$1.06 per ordinary share
Certain Directors, Officers and Employees and others	January 1, 2008	Option to purchase 765,273 ordinary shares	765,273	Exercise price of $1.20 per ordinary share
	January 30, 2008	Option to purchase 18,000 ordinary shares	18,000	Exercise price of $2.40 per ordinary share
	January 30, 2008	Option to purchase 4,000 ordinary shares	4,000	Exercise price of $1.20 per ordinary share
	September 1, 2008	Option to purchase 263,109 ordinary shares	263,109	Exercise price of $1.20 per ordinary share
	July 1, 2009	Option to purchase 90,000 ordinary shares	90,000	Exercise price of $1.55 per ordinary share
	January 1, 2010	Option to purchase 1,993,646 ordinary shares	1,993,646	Exercise price of $1.80 per ordinary share
	January 1, 2010	Option to purchase 106,750 ordinary shares	106,750	Exercise price of $2.40 per ordinary share

Purchaser	Date of Issuance	Number of Securities Originally Issued	Number of Ordinary shares as Converted(1)	Consideration
	February 1, 2010	Option to purchase 47,000 ordinary shares	47,000	Exercise price of $1.80 per ordinary share
	March 1, 2010	Option to purchase 128,000 ordinary shares	128,000	Exercise price of $1.80 per ordinary share
	April 1, 2010	Option to purchase 34,010 ordinary shares	34,010	Exercise price of $2.80 per ordinary share
	April 15, 2010	Option to purchase 70,000 ordinary shares	70,000	Exercise price of $1.80 per ordinary share
	May 5, 2010	Option to purchase 28,945 ordinary shares	28,945	Exercise price of $2.00 per ordinary share
	September 1, 2010	Option to purchase 2,415,500 ordinary shares	2,415,500	Exercise price of $2.40 per ordinary share
	September 1, 2010	Option to purchase 42,530 ordinary shares	42,530	Exercise price of $1.80 per ordinary share
Jing Wang	July 22, 2010	536,099 ordinary shares(2)	536,099	$2.33 per ordinary share
Xiaodong Zhao	July 22, 2010	107,788 ordinary shares(2)	107,788	$1.79 per ordinary share
Caizhen Qian	July 22, 2010	375,381 ordinary shares(2)	375,381	$1.79 per ordinary share
Yongfu Gao	July 22, 2010	1,027,006 ordinary shares(2)	1,027,006	$1.77 per ordinary share
Lifeng Yang	July 22, 2010	107,788 ordinary shares(2)	107,788	$1.79 per ordinary share
Guangli Wang	July 22, 2010	111,055 ordinary shares(2)	111,055	$1.79 per ordinary share
Wei Zhang	July 22, 2010	67,545 ordinary shares	67,545	Exercise price of $1.2 per ordinary share

(1)	Based on a one-to-one conversion ratio.
(2)	Issued in connection with our acquisitions of our franchisees and other businesses, the price per ordinary share for which reflects the fair value of the shares as of the consummation date of the acquisition.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description of Exhibit

1.1	—Form of Underwriting Agreement.**

3.1	—Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.*

4.1	—Form of Ordinary Share Certificate.*

4.2	—Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering).

4.3	—Form of Deposit Agreement between the Registrant and , as depositary.**

4.4	—Form of American depositary receipt evidencing American depositary shares.**

Exhibit No.	Description of Exhibit

4.5	—Shareholders Agreement, dated February 1, 2010, among the Registrant and its shareholders party thereto.*

4.6	—Right of First Refusal and Co-Sale Agreement, dated February 1, 2010, among the Registrant and its shareholders party thereto.*

5.1	—Form of opinion of Conyers Dill and Pearman regarding the issue of ordinary shares being registered.*

8.1	—Form of opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters.*

8.2	—Form of opinion of Conyers Dill and Pearman regarding certain Cayman Islands tax matters.*

10.1	—2008 Employee Share Incentive Plan, adopted as of April 21, 2008 and letter of assumption, dated February 1, 2010.*

10.2	—2010 Performance Incentive Plan, adopted as of September, 2010, and form of ISO Option Agreement and NQSO Option Agreement.

10.3	—Form of Indemnification Agreement between the Registrant and each of its directors.*

10.4	—English translation of Exclusive Consulting and Service Agreements between Beijing Global Education, as one party, and Shanghai Global Career or subsidiaries of Shanghai Global Career, as the other party, dated September 6, 2006 or September 7, 2006.*

10.5	—English translation of Form of Technical Support and Technical Service Agreement and Form of Market Development Consulting Service Contract between Beijing Global Education and several subsidiaries of Shanghai Global Career.*

10.6	—English translation of Equity Pledge Agreement between Beijing Global Education, as one party, and Shanghai Global Career and shareholders of Shanghai Global Career, as the other party. dated September 7, 2006.*

10.7	—English translation of Exclusive Option Agreement between Beijing Global Education, as one party, and Shanghai Global Career and shareholders of Shanghai Global Career, as the other party, dated September 7, 2006.*

10.8	—English translation of Business Operation Agreement between Beijing Global Education, as one party, and Shanghai Global Career and the shareholders of Shanghai Global Career as the other party, dated September 7, 2006.*

21.1	—Subsidiaries of Registrant.*

23.1	—Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.*

23.2	—Consent of Conyers Dill and Pearman (see Exhibit 5.1).*

23.3	—Consent of Tian Yuan Law Firm.*

23.4	—Consent of CCID Consulting.*

23.5	—Consent of Mr. Gary Xinzhong Xu.*

23.6	—Consent of Mr. Shaochun Xu.*

24.1	—Powers of Attorney (included on the signature page of this registration statement).*

99.1	—Code of Conduct.

*	Previously filed.
**	To be filed by amendment.

(b)	Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China on September 20, 2010.

Global Education & Technology Group Limited

By:	/s/ Hannah Lee
Name:	Hannah Lee
Title:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated in Beijing, China on September 20, 2010.

Signature	Capacity

* Xiaodong Zhang	, Director and Chairman

* Yongqi Zhang	, Director and Chief Executive Officer

* Andrew Y. Yan	, Director

/s/ Hannah Lee Hannah Lee	, Chief Financial Officer (and principal accounting officer)

*By:	/s/ Hannah Lee
Hannah Lee
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Global Education & Technology Group Limited has signed this registration statement or amendment thereto in Newark, Delaware, on September 20, 2010.

Authorized Representative PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	—Form of Underwriting Agreement.**

3.1	—Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.*

4.1	—Form of Ordinary Share Certificate.*

4.2	—Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering).

4.3	—Form of Deposit Agreement between the Registrant and , as depositary.**

4.4	—Form of American depositary receipt evidencing American depositary shares.**

4.5	—Shareholders Agreement, dated February 1, 2010, among the Registrant and its shareholders party thereto.*

4.6	—Right of First Refusal and Co-Sale Agreement, dated February 1, 2010, among the Registrant and its shareholders party thereto.*

5.1	—Form of opinion of Conyers Dill and Pearman regarding the issue of ordinary shares being registered.*

8.1	—Form of opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters.*

8.2	—Form of opinion of Conyers Dill and Pearman regarding certain Cayman Islands tax matters.*

10.1	—2008 Employee Share Incentive Plan, adopted as of April 21, 2008 and Letter of Assumption, dated February 1, 2010.*

10.2	—2010 Performance Incentive Plan, adopted as of September, 2010, and form of ISO Option Agreement and NQSO Option Agreement.

10.3	—Form of Indemnification Agreement between the Registrant and each of its directors.*

10.4	—English translation of Exclusive Consulting and Service Agreements between Beijing Global Education, as one party, and Shanghai Global Career or subsidiaries of Shanghai Global Career, as the other party, dated September 6, 2006 or September 7, 2006.*

10.5	—English translation of Form of Technical Support and Technical Service Agreement and Form of Market Development Consulting Service Contract between Beijing Global Education and several subsidiaries of Shanghai Global Career.*

10.6	—English translation of Equity Pledge Agreement between Beijing Global Education, as one party, and Shanghai Global Career and shareholders of Shanghai Global Career, as the other party. dated September 7, 2006.*

10.7	—English translation of Exclusive Option Agreement between Beijing Global Education, as one party, and Shanghai Global Career and shareholders of Shanghai Global Career, as the other party, dated September 7, 2006.*

10.8	—English translation of Business Operation Agreement between Beijing Global Education, as one party, and Shanghai Global Career and the shareholders of Shanghai Global Career as the other party, dated September 7, 2006.*

21.1	—Subsidiaries of Registrant.*

23.1	—Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.*

23.2	—Consent of Conyers Dill and Pearman (see Exhibit 5.1).*

23.3	—Consent of Tian Yuan Law Firm.*

23.4	—Consent of CCID Consulting.*

23.5	—Consent of Mr. Gary Xinzhong Xu.*

23.6	—Consent of Mr. Shaochun Xu.*

24.1	—Powers of Attorney (included on the signature page of this registration statement).*

99.1	—Code of Conduct.

*	Previously filed.
**	To be filed by amendment.